   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 16, 1997

                                                       REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                              CURAGEN CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       DELAWARE                   8731                     06-1331400
    (STATE OR OTHER         (PRIMARY STANDARD           (I.R.S. EMPLOYER
    JURISDICTION OF            INDUSTRIAL              IDENTIFICATION NO.)
   INCORPORATION OR        CLASSIFICATION CODE
     ORGANIZATION)               NUMBER)

                       555 LONG WHARF DRIVE, 11TH FLOOR
                         NEW HAVEN, CONNECTICUT 06511
                                (203) 401-3330
                           (203) 401-3333 FACSIMILE
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------

                          JONATHAN M. ROTHBERG, PH.D.
                    CHIEF EXECUTIVE OFFICER, PRESIDENT AND
                             CHAIRMAN OF THE BOARD
                              CURAGEN CORPORATION
                       555 LONG WHARF DRIVE, 11TH FLOOR
                         NEW HAVEN, CONNECTICUT 06511
                                (203) 401-3330
                           (203) 401-3333 FACSIMILE
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ---------------

                                  COPIES TO:

     JONATHAN L. KRAVETZ, ESQ.                 KEITH F. HIGGINS, ESQ.
  STANFORD N. GOLDMAN, JR., ESQ.                    ROPES & GRAY
    MINTZ, LEVIN, COHN, FERRIS,                ONE INTERNATIONAL PLACE
      GLOVSKY AND POPEO, P.C.                BOSTON, MASSACHUSETTS 02110
       ONE FINANCIAL CENTER                        (617) 951-7000
    BOSTON, MASSACHUSETTS 02111               (617) 951-7050 FACSIMILE
          (617) 542-6000
     (617) 542-2241 FACSIMILE

                               ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ---------------

                        CALCULATION OF REGISTRATION FEE

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-------------------------------------------------------------------------------

  TITLE OF EACH CLASS OF           PROPOSED MAXIMUM          AMOUNT OF
SECURITIES TO BE REGISTERED  AGGREGATE OFFERING PRICE (1) REGISTRATION FEE
--------------------------------------------------------------------------
 Common Stock, $.01 par
  value.................             $40,000,000             $12,121.00

-------------------------------------------------------------------------------
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(1) Estimated solely for purposes of calculating the amount of the registration fee paid pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

                               ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued October 16, 1997

                                       Shares

                                 [Company Logo]

                              CuraGen Corporation

                                  COMMON STOCK

                                  -----------

  ALL OF THE    SHARES OF COMMON STOCK  ARE BEING SOLD BY CURAGEN  CORPORATION
    (THE "COMPANY").  PRIOR  TO THIS  OFFERING,  THERE HAS  BEEN  NO  PUBLIC
      MARKET FOR  THE  COMMON  STOCK  OF  THE  COMPANY.  IT  IS  CURRENTLY
        ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE PER SHARE  WILL
          BE  BETWEEN  $     AND   $   .  SEE  "UNDERWRITERS"  FOR   A
            DISCUSSION OF THE FACTORS CONSIDERED IN DETERMINING  THE
              INITIAL PUBLIC OFFERING PRICE.

                                  -----------

    APPLICATION HAS BEEN MADE TO LIST THE COMMON STOCK FOR QUOTATION ON THE
                NASDAQ NATIONAL MARKET UNDER THE SYMBOL "CRGN."

                                  -----------

        THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                    BEGINNING ON PAGE 8 OF THIS PROSPECTUS.

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE   COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
   PASSED   UPON  THE  ACCURACY   OR  ADEQUACY   OF  THIS  PROSPECTUS.   ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                               PRICE $    A SHARE

                                  -----------

                                                       UNDERWRITING
                                             PRICE TO DISCOUNTS AND  PROCEEDS TO
                                              PUBLIC  COMMISSIONS(1) COMPANY(2)
                                             -------- -------------- -----------
Per Share...................................  $          $             $
Total(3).................................... $          $             $

-----
  (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
  (2) Before deducting expenses payable by the Company estimated at $   .
  (3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering overallotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be
      $   , $    and $   , respectively. See "Underwriters."

                                  -----------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Ropes & Gray, counsel for the Underwriters. It is expected that delivery of the Shares will be made on or about , 1997 at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                                  -----------

MORGAN STANLEY DEAN WITTER

                                LEHMAN BROTHERS

                                                        BEAR, STEARNS & CO. INC.

       , 1997

       [GRAPHICAL DEPICTION OF THE COMPANY'S GENESCAPE OPERATING SYSTEM]

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

  UNTIL      , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               ----------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary..................    4
Risk Factors........................    8
Use of Proceeds.....................   20
Dividend Policy.....................   20
Capitalization......................   21
Dilution............................   22
Selected Financial Data.............   23
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   24
Business............................   29

                                    PAGE
                                    ----
Management.........................  50
Certain Transactions...............  56
Principal Stockholders.............  58
Description of Capital Stock.......  60
Shares Eligible for Future Sale....  64
Underwriters.......................  66
Legal Matters......................  67
Experts............................  67
Additional Information.............  68
Glossary...........................  69
Index to Financial Statements...... F-1

                               ----------------

  The Company intends to furnish to its stockholders annual reports containing audited financial statements and an opinion thereon expressed by independent accountants and quarterly reports for the first three quarters of each fiscal year containing interim financial information.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                               ----------------

  In this Prospectus, the terms the "Company" or "CuraGen" shall mean CuraGen Corporation. The Company's corporate headquarters are located at 555 Long Wharf Drive, New Haven, Connecticut 06511, and its telephone number is (203) 401-3330.

  GeneScape(R) is a trademark of the Company which has been registered with the United States Patent and Trademark Office. GeneCalling(TM), PathCalling(TM), HitCalling(TM), GeneTools(TM), GeneShop(TM), QEA(TM), MIM(TM), CombiGen(TM), OGI(TM), [Greek letter "mu"]Niagara(TM), Niagara(TM), MicroNiagara(TM) and NanoNiagara(TM) are trademarks or service marks of the Company for which registration applications have been filed with the United States Patent and Trademark Office.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. A Glossary of technical
terms used in this Prospectus appears at page    of this Prospectus.

                                  THE COMPANY

  CuraGen Corporation ("CuraGen" or the "Company") is pioneering the systematic application of genomics to accelerate the discovery and development of therapeutic and agricultural products. CuraGen's fully-integrated genomics technologies, processes and information systems are designed to rapidly generate comprehensive information about gene expression, biological pathways and the potential drugs that affect these pathways, each on a scale not previously undertaken. The Company believes that it can overcome the limitations of competing technologies, processes and databases and can condense key steps in gene-based drug discovery and development. CuraGen believes its technology platform will facilitate the development of highly specific and effective drugs aimed at a variety of complex diseases such as cardiovascular disease, stroke, cancer and metabolic disorders.

  The Company's drug discovery platform has three primary systems, each consisting of proprietary technologies, automated processes and a database: the GeneCalling system for comprehensive gene expression analysis and gene discovery; the PathCalling system for discovery of the roles of genes and the proteins they encode in biological pathways; and the HitCalling system for identification of small molecule drug candidates. The GeneCalling and PathCalling systems are fully operational, and the Company expects to commercialize its HitCalling system in 1998. These systems are integrated to enable gene discovery, drug target validation and high-throughput screening of drug candidates in a highly efficient and cost-effective manner.

  In addition to accelerating the discovery of new drug candidates, CuraGen's GeneCalling and PathCalling systems are well-positioned to predict the efficacy and safety of drug candidates currently in pharmaceutical development pipelines and to review the performance and side effects of drugs already on the market. This pharmacogenomics approach can aid in the development of more effective, safer drugs and identify more appropriate patient populations.

  The Company's GeneCalling, PathCalling and HitCalling systems use proprietary technologies to overcome current limitations of gene-based drug discovery. In contrast to other gene expression methods used to identify disease-related genes that may not detect previously undiscovered genes or genes expressed at low levels, GeneCalling has been designed to measure 95% of the genes expressed in any cell, including novel genes and those expressed at the level of a single copy per cell. GeneCalling generates multiple fragments per gene for enhanced reproducibility, precision and fault-tolerance. In order to validate proteins as drug targets, PathCalling replaces cumbersome protein-by-protein research methods with a process that tests simultaneously for interactions between billions of combinations of proteins. PathCalling assembles these interactions into a database of biological pathways to link a disease-related protein with its biological role. HitCalling is designed to screen thousands of these proteins simultaneously against hundreds of thousands of potential drugs, building a database of targets and drug candidates to accelerate drug discovery.

  The Company has unified its GeneCalling, PathCalling and HitCalling technologies, processes and databases under its GeneScape bioinformatics operating system that integrates all aspects of process management, data analysis and visualization. GeneScape provides an easy-to-use web-based interface to its technology platform, thereby allowing researchers Internet access and interactive capabilities from multiple sites to meet their individual discovery and development needs. GeneScape also includes GeneTools, a full-featured bioinformatics software suite for further gene and protein characterization.

  CuraGen's goal is to establish its fully-integrated technologies and GeneScape operating system as the preferred platform for genomics and to pursue, both internally and through collaborations, a broad portfolio of research programs for drug discovery, drug development and pharmacogenomics. During the next five years, the Company intends to analyze systematically the genetic basis of many common diseases in order to identify potential therapeutic proteins, targets and small molecule drug candidates. CuraGen is marketing its genomics technology and information to pharmaceutical, biotechnology and agricultural companies through research collaborations and database subscriptions. Research collaborations will involve the application of CuraGen's GeneCalling, PathCalling and HitCalling technologies to a collaborator's projects and will include support services required to characterize gene and target discoveries. Database subscriptions will provide subscribers with access to CuraGen's GeneCalling, PathCalling and HitCalling databases. The Company believes these collaborations and subscription arrangements will establish milestone and royalty-based revenues from products emerging from the drug development programs of multiple partners.

  To date, CuraGen has entered into a research collaboration with Pioneer Hi-Bred International, Inc. ("Pioneer Hi-Bred"). In May 1997, Pioneer Hi-Bred made a $7.5 million investment and may fund up to $18.5 million in research at the Company over five years to identify genes responsible for agricultural seed product performance. The Company has also used its GeneCalling and PathCalling systems in its internal programs in areas including cardiovascular disease,
stroke, cancer and metabolic disorders, has discovered over    disease-related
genes and has filed    patent applications relating to these discoveries.

                                  THE OFFERING

Common Stock offered by the Company......    shares
Common Stock to be outstanding after the
 Offering................................    shares(1)
Use of Proceeds.......................... The Company plans to use approxi-
                                          mately $15 million of the net pro-
                                          ceeds for research and development,
                                          including the further development of
                                          its GeneCalling, PathCalling and
                                          HitCalling databases, approximately
                                          $10 million for capital expenditures
                                          and $1,750,000 to redeem all of the
                                          Series B Preferred Stock. The bal-
                                          ance of the net proceeds will be
                                          used for working capital and general
                                          corporate purposes. See "Use of Pro-
                                          ceeds."
Proposed Nasdaq National Market Symbol... CRGN

--------
(1) Based on 8,871,987 shares of Common Stock outstanding on June 30, 1997. Excludes 1,290,800 and 1,583,866 shares of Common Stock reserved for issuance upon the exercise of stock options and warrants, respectively, outstanding on June 30, 1997, at weighted average exercise prices of $2.66 and $4.12 per share, respectively. Also excludes an aggregate of 333,000 shares of Common Stock issuable upon the exercise of stock options granted to employees after June 30, 1997, at a weighted average exercise price of $8.77 per share, and 10,000 shares of Common Stock issuable upon exercise of a warrant at an exercise price of $10.00 per share.


  Unless otherwise indicated, all share and per share data in this Prospectus have been adjusted to reflect: (i) the amendment and restatement of the Company's Certificate of Incorporation (as amended and restated, the "Restated Certificate"), to be filed and effective upon the closing of the Offering, to, among other things, (a) increase the number of authorized shares of Common Stock from 25,000,000 shares to 50,000,000 shares and (b) decrease the number of authorized shares of Preferred Stock from 7,500,000 to 3,000,000 shares;
(ii) the conversion upon the closing of the Offering of all outstanding shares of the Company's Series A Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Convertible Preferred Stock and Series E Convertible Preferred Stock into an aggregate of 3,418,635 shares of Common Stock (the "Automatic Conversion"); (iii) the redemption upon the closing of the Offering of all of the 175,000 outstanding shares of the Company's Series B Redeemable Preferred Stock (the "Series B Preferred Stock"); and (iv) the termination upon the closing of the Offering of certain redemption rights relating to 394,031 shares of Redeemable Common Stock (the "Redeemable Common Stock") described in
Note 6 of Notes to Financial Statements. The information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                             SUMMARY FINANCIAL DATA

  The summary financial data set forth below should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's audited financial statements and related notes appearing elsewhere in this Prospectus.

                                                                  SIX MONTHS ENDED
                               YEAR ENDED DECEMBER 31,                JUNE 30,
                          -----------------------------------  -----------------------
                            1994        1995        1996(1)       1996        1997
                          ---------  -----------  -----------  ----------  -----------
STATEMENT OF OPERATIONS
 DATA:
Revenue.................  $ 257,536  $ 1,581,175  $ 4,422,947  $1,428,595  $ 2,879,632
                          ---------  -----------  -----------  ----------  -----------
Operating expenses:
  Research and
   development..........    647,640    1,466,375    3,516,035   1,143,947    3,640,767
  General and
   administrative.......    525,671      961,815    1,140,325     405,340      980,566
                          ---------  -----------  -----------  ----------  -----------
    Total operating
     expenses...........  1,173,311    2,428,190    4,656,360   1,549,287    4,621,333
                          ---------  -----------  -----------  ----------  -----------
Loss from operations....   (915,775)    (847,015)    (233,413)   (120,692)  (1,741,701)
Other income (expenses),
 net....................    (40,254)     (93,729)    (162,746)    (72,552)      88,511
                          ---------  -----------  -----------  ----------  -----------
Net loss................   (956,029)    (940,744)    (396,159)   (193,244)  (1,653,190)
Preferred dividends.....        --           --       (17,106)        --       (34,212)
                          ---------  -----------  -----------  ----------  -----------
Net loss attributable to
 common stockholders....  ($956,029)   ($940,744)   ($413,265)  ($193,244) ($1,687,402)
                          =========  ===========  ===========  ==========  ===========
Pro forma net loss per
 share attributable to
 common stockholders....
                                                  ===========              ===========
Pro forma weighted
 average number of
 shares of common stock
 outstanding............
                                                  ===========              ===========

                                                        AS OF JUNE 30, 1997
                                                     ---------------------------
                                                       ACTUAL     AS ADJUSTED(2)
                                                     -----------  --------------
BALANCE SHEET DATA:
Cash and cash equivalents........................... $21,271,408
Working capital.....................................  20,144,221
Total assets........................................  26,401,455
Total long-term liabilities.........................   1,584,614
Redeemable Common Stock.............................   1,536,722
Series B Preferred Stock............................   1,424,984
Accumulated deficit.................................  (4,515,889)
Stockholders' equity................................  20,754,286

--------
(1) During the year ended December 31, 1996, the Company completed its development stage activities with the signing of its first collaborative research agreement and commenced its planned principal operations.
(2) As adjusted to reflect the pro forma capitalization of the Company, giving effect to the redemption of the 175,000 outstanding shares of Series B Preferred Stock, the termination of certain redemption rights relating to
     394,031 shares of Redeemable Common Stock and the sale of the     shares
     of Common Stock offered by the Company hereby at an assumed initial public
     offering price of $    per share and the receipt of the estimated net
     proceeds therefrom.

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. The following factors, in addition to the other information contained in this Prospectus, should be carefully considered in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth below and elsewhere in this Prospectus.

EARLY STAGE OF DEVELOPMENT; HISTORY OF OPERATING LOSSES; UNCERTAINTY OF FUTURE PROFITS

  The Company has had a limited operating history and is at an early stage of development. For the six months ended June 30, 1997 and the years ended December 31, 1996, 1995 and 1994, the Company had net losses attributable to common stockholders of $1,687,402, $413,265, $940,744 and $956,029, respectively, and as of June 30, 1997, the Company had an accumulated deficit of $4,515,889. To date, a significant portion of the Company's revenue has come from United States government grants. The development of the Company's technologies, including the Company's expansion of its GeneCalling and PathCalling database development efforts, together with the development of its HitCalling database, will require substantial increases in expenditures over the next several years. In addition, the Company expects to incur substantial increases in expenditures in connection with its internal research programs. As a result, the Company currently expects to incur operating losses at least through 2000 and the Company may never achieve significant revenues or profitability. The Company's ability to achieve significant revenues or profitability will depend upon its ability to obtain research collaborators and subscribers for its GeneCalling, PathCalling and HitCalling databases and related products and services. The Company currently has one research collaboration and no subscription arrangements, and there can be no assurance that the Company will be able to obtain any additional research collaborations or enter into any subscription arrangements for such databases and related products and services.

  There can be no assurance that the Company's technologies will continue to be successfully developed, or that any therapeutic, agricultural or diagnostic products discovered or developed through the utilization of such technologies will prove to be commercially useful, meet applicable regulatory standards in a timely manner or at all, successfully compete with other technologies and products, avoid infringing the proprietary rights of others, be manufactured in sufficient quantities or at reasonable costs or be marketed successfully. The Company expects that it will be a number of years, if ever, before the Company will recognize revenue from therapeutic, agricultural or diagnostic product sales or royalties.

TECHNOLOGICAL UNCERTAINTY AND PRODUCT DEVELOPMENT RISK

  The Company has developed and intends to continue to develop its GeneCalling, PathCalling and HitCalling databases and related technology for the identification of novel genes, biological pathways and drug candidates useful for the discovery and development of therapeutic, agricultural and diagnostic products. These technologies involve new and unproven approaches. Failure to identify genes, biological pathways and drug candidates useful for the discovery and development of therapeutic, agricultural and diagnostic products could have a material adverse effect on the Company. The Company's technology and development focus is primarily directed toward complex diseases as well as agronomic traits. There is limited scientific understanding generally relating to the role of genes in these diseases and traits, and few products based on gene discoveries have been developed and commercialized. Accordingly, even if the Company is successful in identifying genes, biological pathways or drug candidates associated with specific diseases or in identifying genes associated with certain agronomic traits, there can be no assurance that these discoveries will lead to the development of therapeutic, agricultural or diagnostic products. To date, the Company has not developed or commercialized any such products based on its technological methods.

  In addition, the success of the Company's GeneCalling, PathCalling and HitCalling databases and its related products and services will depend upon the Company's ability to generate data concerning gene expression, biological pathways and drug candidates using software tools. The Company's database products are complex and sophisticated and could contain design defects or software errors that are difficult to detect. There can be no assurance that errors will not be found in the Company's current and future products, if any.

  The Company's GeneCalling, PathCalling and HitCalling databases and related products and services represent a business for which there is little precedent. There can be no assurance that the Company's methods, processes and related services will be accepted. To date, the Company has entered into a research collaboration with Pioneer Hi-Bred and there are currently no subscribers to any of the Company's databases. There can be no assurance that the Company will be able to establish any additional research collaborations or enter into any subscription arrangements. The Company's strategy of using a systematic analysis of the genome to discover and develop novel therapeutic, agricultural and diagnostic products is unproven. In addition, the Company has limited experience in providing software-based products or services. The Company's ability to achieve and sustain profitability depends on attracting additional collaborators and subscribers for its databases and related products and services. The specialized nature and price of the Company's databases and related products and services are such that there are a limited number of pharmaceutical, biotechnology and agricultural companies that are potential customers for such products and services. Additional factors that may affect demand for the Company's products and services include the extent to which the Company's potential collaborators and subscribers determine to conduct in-house gene research, the success of competitors offering similar services at competitive prices, the ability of the Company to service satisfactorily its collaborators and subscribers, the extent to which the gene expression analyses, as well as the identification of biological pathways, drug candidates and related information contained in the Company's databases, are made public by or are the subject of patents issued to others, and the emergence of technological innovations that are more advanced than those used by and available to the Company.

  The building of the Company's PathCalling database is still in its early stages. In addition, the Company has not yet completed the development of its CombiGen technology to enable it to conduct high-throughput screening of protein targets, and has not yet started to develop its HitCalling database. There can be no assurance that the Company will be able to populate its PathCalling database in a timely manner or develop its CombiGen technology or its HitCalling database successfully or that, if completed or developed successfully, such technology or database will be accepted by the Company's collaborators or subscribers.

FUTURE CAPITAL REQUIREMENTS; UNCERTAINTY OF ADDITIONAL FUNDING

  The Company's comprehensive approach to developing therapeutic products through the application of genomics has required it to establish a substantial scientific infrastructure. The Company has used substantial amounts of cash to date and expects capital and operating expenditures to increase over the next several years as it expands its infrastructure and its research and development activities, including the completion of its PathCalling database and the development of its HitCalling database and CombiGen technology. The Company's future capital requirements will depend on many factors, including progress of its research programs, the number and breadth of these programs, the ability of the Company to attract collaborators for or subscribers to its products and services, achievement of milestones under the Company's existing collaborations, the ability of the Company to establish and maintain additional collaborations, and the progress of the Company's collaborators. These factors also include the level of the Company's activities relating to commercialization rights it has retained in its collaborations, competing technological and market developments, the costs involved in enforcing patent claims and other intellectual property rights and the costs and timing of regulatory approvals. The Company expects that it will require significant additional financing in the future, which it may seek to raise through public or private equity offerings, debt financings or additional collaborations and licensing arrangements. There can be no assurance that additional financing will be available when needed, or, if available, that such financing will be obtained on terms favorable to the Company or its stockholders. To the extent that the Company raises additional capital by issuing equity securities, ownership dilution to stockholders will result. To the extent that the Company raises additional funds through collaborations and licensing arrangements, the

Company may be required to relinquish rights to certain of its technologies or product candidates, or to grant licenses on terms that are not favorable to the Company, either of which could have a material adverse effect on the Company's business, financial condition and results of operations. In the event that adequate funds are not available, the Company's business, financial condition and results of operations would be materially, adversely affected. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

RELIANCE ON RESEARCH COLLABORATIONS

  The Company's strategy for development and commercialization of therapeutic, agricultural and diagnostic products based upon its discoveries depends upon the formation of various research collaborations and licensing arrangements. To date, the Company and Pioneer Hi-Bred have entered into a research collaboration, which Pioneer Hi-Bred may terminate after November 16, 1998 with three months' notice if the Company has not identified any genes associated with certain traits of interest to Pioneer Hi-Bred. There can be no assurance that this collaboration will not be terminated at such time or earlier upon a material breach by the Company. Any such termination could have a material adverse effect on the Company's business, financial condition and results of operation. There can be no assurance that the Company will be able to maintain or expand existing collaborations or establish additional research collaborations or licensing arrangements necessary to develop and commercialize therapeutic, agricultural or diagnostic products resulting from the Company's technology, that any such collaborations or licensing arrangements will be on terms favorable to the Company or that the current or any future collaborations or licensing arrangements ultimately will be successful. Under the Company's current strategy, in the near term, the Company does not expect to develop or market therapeutic, agricultural or diagnostic products on its own. As a result, the Company will be dependent on its collaborators for the preclinical study and clinical development of therapeutics and for regulatory approval, manufacturing and marketing of therapeutic and agricultural products based on the results of these collaborative research programs. The agreements with collaborators typically will allow them significant discretion in electing whether to pursue such activities. The Company cannot control the amount and timing of resources its collaborators devote to the Company's programs or potential products. If any of the Company's collaborators were to breach or terminate its agreement with the Company or otherwise fail to conduct collaborative activities successfully and in a timely manner, the preclinical or clinical development or commercialization of product candidates or research programs would be delayed or terminated. Any such delay or termination could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company intends to structure the agreements with its collaborators so that after a period of initial exclusivity and unless a collaborator elects to pay for an extended period of exclusivity, the research data developed during the collaboration will become available for subscribers to the Company's general databases. There can be no assurance that the Company's collaborators will agree to such provisions. If the Company is unable to obtain rights to this data, it may have to amend its collaboration strategy and rely more heavily on its own internal discovery programs to fill its subscription databases.

  The Company intends to rely on its collaborators for significant funding in support of its research efforts. If funding from one or more of its collaborative programs were reduced or terminated, the Company would be required to devote additional internal resources to product development, scale back or terminate certain research development programs or seek alternative collaborators. See "--Future Capital Requirements; Uncertainty of Additional Funding" and "Business--Research Collaborations." Disputes may arise in the future with respect to the ownership of rights to any technology developed with collaborators. These and other possible disagreements between collaborators and the Company could lead to delays in the collaborative research, development or commercialization of certain therapeutic, agricultural or diagnostic products, or could require or result in litigation or arbitration to resolve. Any such event could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

  The Company faces, and will continue to face, intense competition from pharmaceutical, biotechnology and diagnostic companies, as well as academic and research institutions and government agencies. The Company is subject to significant competition from organizations that are pursuing technologies and products that are the same as or similar to the Company's technology and products. Many of the organizations competing with the Company have greater capital resources, research and development staffs and facilities and marketing capabilities than the Company. In addition, research in the field of genomics generally is highly competitive. Competitors of the Company in the genomics area include, among others, public companies such as Affymetrix, Inc., Human Genome Sciences, Inc., Incyte Pharmaceuticals, Inc. and Millennium Pharmaceuticals, Inc., as well as private companies and major pharmaceutical companies. Universities and other research institutions, including those receiving funding from the federally funded Human Genome Project, also compete with the Company. The Company's future success will depend in large part on its maintaining a competitive position in the genomics field. Rapid technological development by the Company or others may result in products or technologies becoming obsolete before the Company recovers the expenses it incurs in connection with their development. Products offered by the Company could be made obsolete by less expensive or more effective technologies. There can be no assurance that the Company will be able to make the enhancements to its technology necessary to compete successfully with newly emerging technologies. See "Business--Competition."

  A number of competitors are attempting to rapidly identify and patent genes and gene fragments sequenced at random, typically without specific knowledge of the function of such genes or gene fragments. The Company's competitors may discover or characterize important genes or gene fragments in advance of the Company, which events could have a material adverse effect on any related disease research program of the Company. The Company expects competition to intensify in genomics research as technical advances are made and become more widely known. See "Business--Background" and "--Technology Platform."

PATENTS AND PROPRIETARY RIGHTS; THIRD PARTY RIGHTS

  The Company's business and competitive position are dependent upon its ability to protect its GeneCalling, PathCalling and HitCalling proprietary databases, proprietary software and other proprietary methods and technology. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to obtain and use information that the Company regards as proprietary. The Company relies on patent, trade secret and copyright law and nondisclosure and other contractual arrangements to protect such proprietary information. The Company has filed patent applications for its proprietary methods and devices for gene expression analysis, and for discovery of biological pathways and for drug screening for pharmaceutical product development. As of September 30, 1997, the Company had 14 patent applications pending covering its technology with the United States Patent and Trademark Office (the "USPTO"), and had filed several corresponding international and foreign patent applications. To date, no patents have been issued to the Company with respect to its technology and there can be no assurance that any patents will issue. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's proprietary information, that such information will not be disclosed or that the Company can effectively protect its rights to unpatented trade secrets or other proprietary information.

  The Company's commercial success will also depend in part on obtaining patent protection on gene and protein discoveries for which it or its collaborators or subscribers discover utility and on products, methods and services based on such discoveries. The Company has applied for patent protection on novel mutants of known genes and their uses, partial sequences of novel proteins and their gene sequences and uses, and novel uses for previously identified genes discovered by third parties. The Company has sought and intends to continue to seek patent protection for novel uses for genes which may have been patented by third parties. In such cases, the Company would need a license from the holder of the patent with respect to such gene in order to make, use or sell such gene. There can be no assurance that the Company will be able to acquire such licenses on commercially reasonable terms, if at all. The Company's patent application filings that result from the identification of genes associated with the cause or effect of a particular disease generally seek to protect the genes and encoded proteins if these genes and encoded proteins are, among other things, novel and non-obvious, as well as therapeutic, diagnostic and drug screening methods and products, and other subject matter based upon a gene and its indication. Where information is discovered on the specific biological pathway in which the protein encoded by the gene participates, the Company also seeks to protect the newly identified protein complex as well as the methods for identifying intervention strategies. Each application typically contains multiple genes discovered for a particular disease system.

  The patent positions of pharmaceutical, biopharmaceutical and biotechnology companies, including the Company, are generally uncertain and involve complex legal and factual questions. There can be no assurance that any of the Company's pending patent applications will result in issued patents, that the Company will develop additional proprietary technologies that are patentable, that any patents issued to the Company or its collaborative customers will provide a basis for commercially viable products or will provide the Company with any competitive advantages or will not be challenged or circumvented or invalidated by third parties, or that the patents of others will not have an adverse effect on the ability of the Company to do business. In addition, patent law relating to the scope of claims in the technology fields in which the Company operates is still evolving. The degree of future protection for the Company's proprietary rights is uncertain. Furthermore, there can be no assurance that others will not independently develop similar or alternative technologies, duplicate any of the Company's technologies, or, if patents are issued to the Company, design around the patented technologies developed by the Company. In addition, the Company could incur substantial costs in litigation if it is required to defend itself in patent suits brought by third parties or if it initiates such suits.

  There can be no assurance that patents for the Company's products or methods will be obtained, or that, if issued, such patents will provide substantial protection or be of commercial benefit to the Company. The issuance of a patent is not conclusive as to its validity or enforceability, nor does it provide the patent holder with freedom to operate without infringing the patent rights of others. A patent could be challenged by litigation and, if the outcome of such litigation were adverse to the patent holder, competitors could be free to use the subject matter covered by the patent, or the patent holder may license the technology to others in settlement of such litigation. The invalidation of key patents owned by or licensed to the Company or non-approval of pending patent applications could increase competition, and result in a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that any application or exploitation of the Company's technology will not infringe patents or proprietary rights of others or that licenses that might be required as a result of such infringement for the Company's processes or products would be available on commercially reasonable terms, if at all.

  The Company cannot predict whether its or its competitors' patent applications will result in the issuance of valid patents. Litigation, which could result in substantial cost to the Company, may also be necessary to enforce the Company's patent and proprietary rights and/or to determine the scope and validity of others' proprietary rights. The Company may participate in interference proceedings that may in the future be declared by the USPTO to determine priority of invention, which could result in substantial cost to the Company. There can be no assurance that the outcome of any such litigation or interference proceedings will be favorable to the Company, that the Company will be able to obtain licenses to technology that it may require or that, if obtainable, such technology can be licensed at a reasonable cost.

  The public availability of expressed sequence tags ("ESTs") or other sequence information prior to the time the Company applies for patent protection on a corresponding full-length or partial gene could adversely affect the Company's ability to obtain patent protection with respect to such gene or gene sequences. In addition, certain other groups are attempting to rapidly identify and characterize genes through the use of gene expression analysis and other technologies. To the extent any patents issue to other parties on such partial or full-length genes or uses for such genes, the risk increases that the sale of potential products, including therapeutics, or processes developed by the Company or its collaborators may give rise to claims of patent infringement. Others may have filed and in the future are likely to file patent applications covering genes or gene products that are similar or identical to those of the Company. No assurance can be given that any such patent application will not have priority over patent applications filed by the Company. Any legal action against the Company or its collaborators claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting the Company to potential liability for damages, require the Company or its collaborators to obtain a license in order to continue to manufacture or market the affected products and processes or could enjoin the Company from continuing to manufacture or market the affected products and processes. There can be no assurance that the Company or its collaborators would prevail in any such action or that any license required under any such patent would be made available on commercially acceptable terms, if at all. The Company believes that there may be significant litigation in the industry regarding patent and other intellectual property rights. If the Company becomes involved in such litigation, it could consume a substantial portion of the Company's managerial and financial resources.

  There is substantial uncertainty concerning the extent to which supportive data will be required for issuance of patents for human therapeutics. If data additional to that available to the Company is required, the Company's ability to obtain patent protection could be delayed or otherwise adversely affected. Although the USPTO issued new utility guidelines in July 1995 that address the requirements for demonstrating utility for biotechnology inventions, particularly for inventions relating to human therapeutics, there can be no assurance that the USPTO examiners will follow such guidelines or that the USPTO's position will not change with respect to what is required to establish utility for gene sequences and products and methods based on such sequences. Furthermore, the enactment of the legislation implementing the General Agreement on Tariffs and Trade has resulted in certain changes to United States patent laws that became effective on June 8, 1995. Most notably, the term of patent protection for patent applications filed on or after June 8, 1995 is no longer a period of seventeen years from the date of grant. The new term of United States patents will commence on the date of issuance and terminate twenty years from the earliest filing date in the United States to which priority is claimed for the application. Because the time from filing to issuance of biotechnology patent applications is often more than three years, a twenty-year term from the claimed United States priority date may result in a substantially shortened term of patent protection, which may adversely affect the Company's patent position. If this change results in a shorter period of patent coverage, the Company's business could be adversely affected to the extent that the duration and level of the royalties it is entitled to receive from its strategic partners is based on the existence of a valid patent.

  The Company also relies upon trade secret protection for some of its confidential and proprietary information that is not subject matter for which patent protection is being sought. The Company believes that it has developed proprietary technology, processes and information systems for use in gene expression and biological pathway discovery, as well as in the identification of molecular targets for pharmaceutical development, including proprietary biological protocols, instrumentation, robotics and automation, software and an integrated bioinformatics system. In addition, the Company has developed a database of proprietary gene expression patterns and biological pathways which it updates on an ongoing basis and which can be accessed over the Internet. The Company has taken security measures to protect its proprietary technologies, processes, information systems and data and continues to explore ways to enhance such security. There can be no assurance, however, that such measures will provide adequate protection for the Company's trade secrets or other proprietary information. While the Company requires employees, academic collaborators and consultants to enter into confidentiality and/or non-disclosure agreements where appropriate, there can be no assurance that proprietary information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology, or that the Company can meaningfully protect its trade secrets. See "Business--Intellectual Property."

UNCERTAINTIES RELATING TO COMMERCIALIZATION RIGHTS

  In the Company's research collaborations, the Company will seek to retain commercialization rights for the development and marketing of certain pharmaceutical, agricultural and diagnostic products or services. There can be no assurance that the Company will be successful in retaining such rights and no such pharmaceutical, agricultural or diagnostic products or services have been developed to date by the Company. The Company may seek to commercialize any such retained rights, as well as any products developed in its internal development programs, directly or through collaborations with others. To date, the Company has not initiated significant activities with respect to the exploitation of any of its retained commercialization rights or any products developed in its internal development programs. The value of these rights and products, if any, will be largely derived from the Company's gene expression, biological pathway and drug screening efforts, the success of which is also uncertain. See "--Technological Uncertainty and Product Development Risk." Even if the Company identifies and characterizes relevant disease-related genes, biological pathways and/or drug candidates, the commercialization of retained rights and products developed internally requires, in addition to capital resources, technological, product development, manufacturing, regulatory, marketing and sales resources that the Company does not currently possess. There can be no assurance that the Company will be able to develop or obtain such resources. To the extent that the Company is required to rely on third parties for these resources, failure to establish and maintain such relationships could have a material adverse effect on the Company's ability to realize value from its retained commercialization rights and products developed internally. If the Company seeks to commercialize retained rights and products developed internally through joint ventures or research collaborations, it may be required to relinquish material rights on terms that may not be favorable to the Company. No agreements concerning any such arrangements currently exist, and there can be no assurance that the Company will be able to enter into any such agreements on acceptable terms, if at all, or that the Company will be able to realize any value from any retained commercialization rights and products developed internally. See "Business--CuraGen's Strategy" and "--Research Collaborations."

GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVAL

  Prior to marketing, any new drug developed by the Company or its collaborative customers must undergo an extensive regulatory approval process in the United States and other countries. This regulatory process, which includes preclinical and clinical studies, as well as post-marketing surveillance to establish a compound's safety and efficacy, can take many years and require the expenditure of substantial resources. Data obtained from such studies are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. The rate of completion of clinical trials is dependent upon, among other factors, the enrollment of patients. Patient accrual is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the existence of competitive clinical trials. Delays in planned patient enrollment in clinical trials may result in increased costs, program delays or both, which could have a material adverse effect on the Company. Delays or rejections may also be encountered based upon changes in United States Food and Drug Administration ("FDA") policies for drug approval during the period of product development and FDA regulatory review of each submitted new drug application ("NDA") in the case of new pharmaceutical agents, or product license application ("PLA") in the case of biologics. Similar delays also may be encountered in the regulatory approval of any diagnostic product and in obtaining regulatory approvals in foreign countries. Under current guidelines, proposals to conduct clinical research involving gene therapy at institutions supported by the National Institutes of Health ("NIH") must be approved by the Recombinant DNA Advisory Committee and the NIH. There can be no assurance that regulatory approval will be obtained for any drugs or diagnostic products developed by the Company or its collaborative customers. Furthermore, regulatory approval may impose limitations on the indicated use of a drug. Because certain of the products likely to result from the Company's disease research programs involve the application of new technologies and may be based upon a new therapeutic approach, such products may be subject to substantial additional review by various government regulatory authorities and, as a result, regulatory approvals may be obtained more slowly than for products using more conventional technologies.

  Even if regulatory approval is obtained, a marketed product and its manufacturer are subject to continuing review. Discovery of previously unknown problems with a product may have adverse effects on the Company's business, financial condition and results of operations, including withdrawal of the product from the market. Violations of regulatory requirements at any stage, including preclinical studies and clinical trials, the approval process or post-approval, may result in various adverse consequences to the Company, including the FDA's delay in approval or refusal to approve a product, withdrawal of an approved product from the market or the imposition of criminal penalties against the manufacturer and NDA or PLA holder. The Company has not submitted an investigational new drug application ("IND") for any product candidate, and no product candidate has been approved for commercialization in the United States or elsewhere. The Company intends to rely primarily on its collaborators to file INDs and generally direct the regulatory approval process. No assurance can be given that the Company or any of its collaborators will be able to conduct clinical testing or obtain the necessary approvals from the FDA or other regulatory authorities for any products. Failure to obtain required governmental approvals will delay or preclude the Company's collaborators from marketing drugs or diagnostic products developed by the Company or limit the commercial use of such products and could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's research and development activities involve the controlled use of hazardous materials and chemicals. The Company is subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by federal, state and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any liability could exceed the resources of the Company. See "Business--Government Regulation."

ATTRACTION AND RETENTION OF KEY EMPLOYEES

  The Company is highly dependent on the principal members of its management and scientific staff, including Dr. Jonathan Rothberg, its Chief Executive Officer, President and Chairman of the Board, Dr. Gregory Went, its Executive Vice President, and certain other members of the Company's senior management, including Drs. Fuller and Kingsmore and Mr. Wurzer, the three of whom joined the Company in the fall of 1997. The loss of services of any of these personnel could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has not entered into employment agreements with Dr. Rothberg, Dr. Went or any of the other principal members of its management and scientific staff that bind any of them to a specific term of employment. The Company maintains key person life insurance on the lives of each of Drs. Rothberg and Went in the amount of $2,000,000. The Company's future success also will depend in part on the continued services of its key scientific and management personnel and its ability to attract, hire and retain additional personnel. There is intense competition for such qualified personnel and there can be no assurance that the Company will be able to continue to attract and retain such personnel. Failure to attract and retain key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

EXPANSION OF OPERATIONS; MANAGEMENT OF GROWTH

  The Company has recently experienced significant growth in the number of its employees, the extent of its genomics efforts and database development, its research programs and collaborations and the scope of its operations. This growth has placed, and may continue to place, a significant strain on the Company's management and operations. The Company's ability to manage effectively such growth will depend upon its ability to strengthen its management team and its ability to attract and retain skilled employees. The Company's success will also depend on the ability of its officers and key employees to continue to implement and improve its operational, management information and financial control systems and to expand, train and manage its work force. In addition, the Company must continue to take steps to provide resources to supports its collaborative customers and subscribers as their numbers increase. The Company's inability to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Employees" and "--Facilities."

DEPENDENCE UPON LICENSED TECHNOLOGIES; GOVERNMENT RIGHTS TO FUNDED
TECHNOLOGIES

  Certain components of the Company's technologies have been acquired or licensed from third parties. Changes in such third party agreements, or termination thereof, could materially adversely affect the Company's research and development activities. There can be no assurance that the Company will be able to acquire from third parties or develop new technologies, either alone or with others. Failure to license or otherwise acquire necessary technologies could have a material adverse effect on the Company's business, financial condition and results of operation. In addition, certain of such licenses impose an obligation on the Company to market the licensed technology to third parties. A breach by the Company of any such license or other failure by the

Company to maintain rights to such technology could have a material adverse effect on the Company's business, financial condition and results of operation.

  Under the Company's government grants and agreements, the government has a statutory right to practice or have practiced and, under certain circumstances (including inaction on the part of the Company or its licensees to achieve practical application of the invention or a need to alleviate public health or safety concerns not reasonably satisfied by the Company or its licensees), to grant to other parties licenses under, any inventions first reduced to practice under the government grants and agreements.

DEPENDENCE ON ACADEMIC COLLABORATORS AND SCIENTIFIC ADVISORS

  The Company has relationships with collaborators and consultants at academic and other institutions who conduct research at the Company's request. Such collaborators and consultants are not employees of the Company. Substantially all of the Company's collaborators and consultants are employed by employers other than the Company and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to the Company. As a result, the Company has limited control over their activities and, except as otherwise required by its collaboration and consulting agreements, can expect only limited amounts of their time to be dedicated to the Company's activities. The Company's ability to discover genes and biological pathways involved in human disease and commercialize products based on those discoveries may depend in part on continued collaborations with researchers at academic and other institutions. There can be no assurance that the Company will be able to negotiate additional acceptable collaborations with collaborators or consultants at academic and other institutions or that its existing collaborations will be successful.

  The Company's academic collaborators, consultants and scientific advisors may have relationships with other commercial entities, some of which could compete with the Company. The academic collaborators, consultants and scientific advisors sign agreements which provide for confidentiality of the Company's proprietary information and of the results of studies. There can be no assurance that the Company will be able to maintain the confidentiality of its technology and other confidential information in connection with every academic collaboration or advisory arrangement, and any unauthorized dissemination of the Company's confidential information could have a material adverse effect on the Company's business, financial condition and results of operations. Further, there can be no assurance that any such collaborator, consultant or advisor may not enter into an employment or consulting arrangement with a competitor of the Company. See "Business--CuraGen Internal Programs."

LENGTHY SALES CYCLE

  The ability of the Company to obtain collaborators and subscribers for its products and services depends in significant part upon the perception that such products and services can help accelerate drug discovery and development efforts. The sales cycle is typically lengthy due to the education effort that is required as well as the need to effectively sell the benefits of the Company's products and services to a variety of constituencies within potential collaborators and subscribers, including research and development personnel and key management. In addition, each subscription and collaboration will involve the negotiation of agreements containing terms that may be unique to each subscriber or collaborator. The Company may expend substantial funds and management effort with no assurance that a database subscription or a collaboration will result.

VARIATION IN QUARTERLY OPERATING RESULTS

  The Company's results of operations historically have fluctuated on a quarterly basis and can be expected to continue to be subject to quarterly fluctuations. The Company expects that losses will fluctuate from quarter to quarter and the such fluctuations may be substantial. Quarterly operating results can fluctuate as a result of a number of factors, including the commencement, delay, cancellation or completion of contracts; the mix of services provided; the timing of start-up expenses for new services and facilities; the timing and integration of acquisitions and changes in regulations related to the products and services of the Company. The Company believes that quarterly comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. In addition, fluctuations in quarterly results could affect the market price of the Common Stock in a manner unrelated to the longer term operating performance of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH COMMERCIALIZATION OF PROPRIETARY PRODUCTS

  Although the Company is not currently developing any potential pharmaceutical products, should the Company choose to do so, any such products will require significant research and development and preclinical testing, and will require extensive clinical testing prior to submission of any regulatory application for commercial use. Such activities, if undertaken without the collaboration of others, would require the expenditure of significant funds. Such potential pharmaceutical products will be subject to the risks of failure inherent in the development of pharmaceutical products based on new technologies. These risks include the possibilities that such potential pharmaceutical products will be found to be unsafe or ineffective or otherwise fail to receive necessary regulatory clearances; that the products, if safe and effective, will be difficult to manufacture on a large scale or uneconomical to market; that proprietary rights of third parties will preclude the Company or its partners from marketing such products; or that third parties will market superior or equivalent products. As a result, there can be no assurance that the Company's research and development activities will result in any commercially viable products. Clinical trials or marketing of any such potential pharmaceutical products may expose the Company to liability claims from the use of such pharmaceutical products. There can be no assurance that the Company will be able to obtain product liability insurance or, if obtained, that sufficient coverage can be acquired at a reasonable cost. In addition, should the Company choose to develop pharmaceutical products internally, it will have to make significant investments in pharmaceutical product development, marketing, sales and regulatory compliance resources, and it will have to establish or contract for the manufacture of products under the Good Manufacturing Practices of the FDA. There can be no assurance that the Company will be able to develop or commercialize successfully any potential pharmaceutical products. Any potential products developed by the Company's licensees will be subject to the same risks. See "Business-- Government Regulation."

UNCERTAINTY OF PHARMACEUTICAL PRICING, REIMBURSEMENT AND RELATED MATTERS

  The Company's business, financial condition and results of operations may be materially adversely affected by the continuing efforts of government and third party payors to contain or reduce the costs of health care through various means. In certain foreign markets, pricing and profitability of prescription pharmaceuticals are subject to government control. In the United States, the Company expects that there will continue to be a number of federal and state proposals to implement similar government control. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical and diagnostic products. Cost control initiatives could decrease the price that the Company or any of its subscribers and collaborators receives for any products in the future and may have a material adverse effect on the Company's business, financial condition and results of operations. Further, to the extent that cost control initiatives have a material adverse effect on the Company's subscribers or collaborators, the Company's ability to commercialize its products and to realize royalties could be adversely affected.

  The ability of the Company and any subscriber or collaborative customer to commercialize pharmaceutical or diagnostic products may depend in part on the extent to which reimbursement for the products will be available from government and health administration authorities, private health insurers and other third party payors. Significant uncertainty exists as to the reimbursement status of newly approved health care products. Third party payors, including Medicare, increasingly are challenging the prices charged for medical products and services. Government and other third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products and by refusing in some cases to provide coverage for uses of approved products for disease indications for which the FDA has not granted labeling approval. There can be no assurance that any third party insurance coverage will be available to patients for any products discovered and developed by the Company or its subscribers or collaborators. If adequate coverage and reimbursement levels are not provided by government and other third party payors for the Company's products, the market acceptance of these products may be reduced. Any such reduction may have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

CONTROL BY EXISTING STOCKHOLDERS

  Following completion of this Offering, the Company's directors, executive officers and principal stockholders and certain of their affiliates will beneficially own approximately % of the Common Stock. Accordingly, they collectively will have the ability to determine the election of all of the Company's directors and to determine the outcome of most corporate actions requiring stockholder approval, including the merger of the Company with or into another company, a sale of substantially all of the Company's assets and amendments to the Company's Certificate of Incorporation. See "Principal Stockholders."

POTENTIAL ADVERSE EFFECT OF ANTI-TAKEOVER PROVISIONS

  The Company's Board of Directors is authorized to issue up to 3,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. The Restated Certificate provides for a classified Board of Directors and members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least a majority of the shares of capital stock of the Company entitled to vote. Furthermore, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"), which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which such person first becomes an "interested stockholder," unless the business combination is approved in a prescribed manner. The application of these provisions could have the effect of delaying or preventing a change of control of the Company. Certain other provisions of the Restated Certificate could also have the effect of delaying or preventing changes of control or management of the Company, which could adversely affect the market price of the Company's Common Stock. See "Description of Capital Stock."

NO PRIOR TRADING MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to this offering, there has been no public market for the Company's Common Stock and there can be no assurance that an active public market for the Common Stock will develop or be sustained after this offering. The initial public offering price will be determined by negotiations between the Company and the representatives of the Underwriters and may not be indicative of future market prices. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The trading price of the Company's Common Stock could be subject to significant fluctuations in response to announcements of results of research activities, technological innovations or new commercial products by the Company or its competitors, changes in government regulations, regulatory actions, changes in patent laws, developments concerning proprietary rights, quarterly variations in operating results, litigation or other events. The stock market has from time to time experienced extreme price and volume fluctuations that have affected particularly the market prices for biotechnology companies and that often have been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. See "Underwriters."

SHARES ELIGIBLE FOR FUTURE SALE; POSSIBLE ADVERSE EFFECT ON FUTURE MARKET
PRICE

  Sales of Common Stock (including Common Stock issued upon the exercise of outstanding options and warrants) in the public market after this offering could materially adversely affect the market price of the Common Stock. These sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company's management deems acceptable, or at all. Upon the completion of
this offering, the Company will have    shares of Common Stock outstanding,
assuming no exercise of options or warrants after September 30, 1997 and assuming no exercise of the Underwriters' overallotment option. Of these
outstanding shares of Common Stock, the     shares sold in this offering will
be freely tradeable, without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining 8,871,987 shares of Common Stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act and were issued and sold by the Company in reliance on exemptions from the registration requirements of the Securities Act. These shares may be resold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 under the Securities Act. All officers, directors and certain holders of Common Stock
owning, in the aggregate,     shares of Common Stock have agreed, pursuant to
certain lock-up agreements, that they will not offer, sell, contract to sell, grant any option to sell, pledge, hypothecate or otherwise dispose of, directly or indirectly, any shares of Common Stock owned by them, or that could be purchased by them through the exercise of options or warrants to purchase Common Stock of the Company, for a period of 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. Upon expiration of the lock-up agreements, all shares of Common Stock currently outstanding will be immediately eligible for resale, subject to the requirements of Rule 144. Immediately following the completion of this Offering, holders of 3,710,000 shares of Common Stock and warrants to purchase 388,005 shares of Common Stock will be entitled to certain registration rights. See "Shares Eligible for Future Sale" and "Description of Capital Stock--Registration Rights." If such holders, by exercising their demand rights, cause a large number of shares to be registered and sold on the public market, such sales could have a material adverse effect on the market price of the Company's Common Stock. The Company intends to file a registration
statement covering the    shares of Common Stock issued or reserved for
issuance under its stock plans and, upon filing, any shares subsequently issued under such plans will be eligible for sale in the public market, subject to compliance with Rule 144 in the case of affiliates of the Company. The Company is unable to predict the effect that sales may have on the then prevailing market price of the Common Stock. See "Management--Stock Option Plans," "Description of Capital Stock" and "Shares Eligible for Future Sale."

DILUTION

  Purchasers in the offering will experience immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price. Additional dilution is likely to occur upon exercise of options and warrants granted by the Company. See "Dilution."

ABSENCE OF DIVIDENDS

  The Company has never paid dividends on its capital stock and does not intend to pay any cash dividends on its Common Stock for the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the     shares of Common
Stock offered by the Company hereby are estimated to be $    million
($   million if the Underwriters' overallotment option is exercised in full),
assuming an initial public offering price of $    per share (the midpoint of
the range set forth on the cover page of this Prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.

  The Company expects to use approximately $15 million of the net proceeds for research and development, including internal discovery programs, the further development of its GeneCalling, PathCalling and HitCalling databases, approximately $10 million for capital expenditures and $1,750,000 (plus dividends of approximately $200,000) to redeem, upon the closing of the Offering, all of the 175,000 outstanding shares of the Series B Preferred Stock. See "Description of Capital Stock--Preferred Stock." The Company expects to use the balance of the net proceeds for working capital and general corporate purposes. The amounts actually expended for each purpose, other than the amount expended for the redemption of the Series B Preferred Stock, may vary significantly depending upon numerous factors, including progress of the Company's internal programs and research and development projects, the number and breadth of these programs, achievement of milestones under collaborative arrangements, the ability of the Company to establish and maintain research collaborations and database subscriptions, and the progress of the development efforts of the Company's collaborators and subscribers. These factors also include the level of the Company's activities relating to commercialization of rights it has retained in its collaborative arrangements, competing technological and market developments, the costs involved in the defense, prosecution and enforcement of patent claims and other intellectual property rights and the costs and timing of regulatory approvals.

  From time to time in the ordinary course of business, the Company evaluates the acquisition of products, businesses and technologies that complement the Company's business, for which a portion of the net proceeds may be used. Currently, however, the Company does not have any understandings, commitments or agreements with respect to any such acquisitions.

  Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short- term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

  The Company has never paid dividends on its capital stock and does not plan to pay any cash dividends on its Common Stock for the foreseeable future. The Company currently intends to retain earnings, if any, to finance the development of its business.

                                 CAPITALIZATION

  The following table sets forth, as of June 30, 1997, the actual capitalization of the Company and the capitalization of the Company as adjusted to reflect (i) the redemption of the 175,000 outstanding shares of Series B Preferred Stock, (ii) the filing of the Restated Certificate, (iii) the termination of certain redemption rights relating to 394,031 shares of
Redeemable Common Stock, and (iv) the sale by the Company of     shares of
Common Stock offered hereby, based upon an assumed initial public offering
price of $    per share and after deducting underwriting discounts and
commissions and estimated offering expenses, and application of the estimated net proceeds thereof. This table should be read in conjunction with the Company's audited financial statements, including the notes thereto, which appear elsewhere in this Prospectus.

                                                         AS OF JUNE 30, 1997
                                                       ------------------------
                                                         ACTUAL     AS ADJUSTED
                                                       -----------  -----------
Obligations under capital leases including current
 portion.............................................. $ 2,130,029  $2,130,029
Other long-term liabilities...........................     140,767     140,767
                                                       -----------  ----------
                                                         2,270,796   2,270,796
                                                       -----------  ----------
Redeemable Common Stock(1)............................   1,536,722         --
                                                       -----------  ----------
Stockholders' equity(1)(2):
  Preferred Stock, $0.01 par value; 7,500,000 shares
   authorized, 175,000 shares issued and outstanding
   actual; 3,000,000 shares authorized, no shares
   issued and outstanding as adjusted.................   1,424,984
  Common Stock, $0.01 par value; 25,000,000 shares
   authorized, 8,477,956 shares issued and outstanding
   actual; 50,000,000 shares authorized,     shares
   issued and outstanding as adjusted.................      84,779
  Additional paid-in capital..........................  23,760,412
  Accumulated deficit.................................  (4,515,889)
                                                       -----------  ----------
   Total stockholders' equity.........................  20,754,286
                                                       -----------  ----------
    Total capitalization.............................. $24,561,804  $
                                                       ===========  ==========

--------
(1) See Notes 1, 4 and 6 of Notes to Financial Statements.
(2) Excludes 1,290,800 and 1,583,866 shares of Common Stock reserved for issuance upon the exercise of stock options and warrants, respectively, outstanding on June 30, 1997, at weighted average exercise prices of $2.66 and $4.12 per share, respectively. Also excludes an aggregate of 333,000 shares of Common Stock issuable upon the exercise of stock options granted to employees after June 30, 1997, at a weighted average exercise price of $8.77 per share, and 10,000 shares of Common Stock issuable upon exercise of a warrant at an exercise price of $10.00 per share.

                                    DILUTION

  As of June 30, 1997, the pro forma net tangible book value per share of Common Stock, assuming the redemption of the Series B Preferred Stock and the termination of certain redemption rights relating to 394,031 shares of Redeemable Common Stock, was $2.30. After giving effect to the sale by the
Company of    shares of Common Stock offered hereby, based upon an assumed
initial public offering price of $    per share and after deducting
underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value of the Company at June 30, 1997 would have been $
   or $    per share, representing an immediate $    per share dilution of new
investors purchasing shares in the Offering. The following table illustrates such per share dilution:

   Assumed initial public offering price per share................         $
                                                                           ----
     Pro forma net tangible book value per share before the
      Offering(1)................................................. $  2.30
     Increase per share attributable to new investors.............
                                                                   -------
   Pro forma net tangible book value per share after the
    Offering......................................................
                                                                           ----
   Dilution per share to new investors(2).........................         $
                                                                           ====

--------
(1) Pro forma net tangible book value per share of Common Stock is determined by dividing the Company's pro forma net tangible book value at June 30, 1997 of $20,364,682, by the pro forma number of shares of Common Stock outstanding, in each case assuming the redemption of the Series B Preferred Stock and the termination of certain redemption rights relating to 394,031 shares of Redeemable Common Stock.

(2) Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after the Offering from the assumed initial public offering price per share.

  The following table sets forth on a pro forma basis as of June 30, 1997, assuming the redemption of the Series B Preferred Stock and the termination of certain redemption rights relating to 394,031 shares of Redeemable Common Stock, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and to be paid by new investors, based on an assumed initial
public offering price of $    per share and before deducting underwriting
discounts and commissions and estimated offering expenses payable by the
Company:

                             SHARES PURCHASED  TOTAL CONSIDERATION AVERAGE PRICE
                             ----------------- ------------------- -------------
                              NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                             --------- ------- ----------- ------- -------------
Existing stockholders....... 8,871,987      %  $24,947,522      %      $2.81
New investors...............
                             ---------   ---   -----------   ---
  Total.....................             100%  $             100%
                             =========   ===   ===========   ===

  The foregoing tables assume no exercise of any outstanding stock options or warrants to purchase Common Stock. At June 30, 1997, there were outstanding options and warrants to purchase 1,290,800 shares and 1,583,866 shares of Common Stock, respectively, at weighted average exercise prices of $2.66 and $4.12 per share, respectively. The foregoing tables also exclude an aggregate of 333,000 shares of Common Stock issuable upon the exercise of stock options granted to employees after June 30, 1997, at a weighted average exercise price of $8.77 per share and 10,000 shares of Common Stock issuable upon exercise of a certain warrant at an excercise price of $10.00 per share. To the extent such options and warrants are exercised, there will be further dilution to the new investors. See "Capitalization," "Management--Stock Option Plans," "Description of Capital Stock" and Note 6 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

  The selected financial data set forth below for each of the three years in the period ended December 31, 1996 are derived from the Company's balance sheets as of December 31, 1995 and 1996 and the related audited statements of operations, of stockholders' equity (deficiency) and of cash flows for the three years ended December 31, 1994, 1995 and 1996 and notes thereto, which appear elsewhere in this Prospectus, as audited by Deloitte & Touche LLP, independent auditors. The selected financial data as of June 30, 1997 and for the six months ended June 30, 1996 and 1997 and notes thereto, which appear elsewhere in this Prospectus, have been derived from the Company's unaudited financial statements and include, in the opinion of management, all normal recurring adjustments necessary for a fair presentation of the data for such periods. The operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1997. The selected financial data for the years ended December 31, 1992 and 1993 have been derived from the Company's unaudited financial statements, which have not been included in this Prospectus. The selected financial data set forth below should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's audited financial statements and related notes appearing elsewhere in this Prospectus.

                                                                                      SIX MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                           JUNE 30,
                          -------------------------------------------------------  -----------------------
                            1992      1993        1994        1995      1996(1)       1996       1997(2)
                          --------  ---------  ----------  ----------  ----------  ----------  -----------
STATEMENT OF OPERATIONS
 DATA:
Revenue:
 Grant revenue..........       --   $  21,903  $  257,536  $1,581,175  $4,047,947  $1,428,595  $ 1,891,049
 Collaborative revenue..       --         --          --          --      375,000         --       988,583
                          --------  ---------  ----------  ----------  ----------  ----------  -----------
 Total revenue..........       --      21,903     257,536   1,581,175   4,422,947   1,428,595    2,879,632
                          --------  ---------  ----------  ----------  ----------  ----------  -----------
Operating expenses:
 Research and
  development...........       --     309,351     647,640   1,466,375   3,516,035   1,143,947    3,640,767
 General and
  administrative........  $ 12,281    250,729     525,671     961,815   1,140,325     405,340      980,566
                          --------  ---------  ----------  ----------  ----------  ----------  -----------
 Total operating
  expenses..............    12,281    560,080   1,173,311   2,428,190   4,656,360   1,549,287    4,621,333
                          --------  ---------  ----------  ----------  ----------  ----------  -----------
Loss from operations....   (12,281)  (538,177)   (915,775)   (847,015)   (233,413)   (120,692)  (1,741,701)
                          --------  ---------  ----------  ----------  ----------  ----------  -----------
Other income (expenses):
 Interest income........       366      2,786      20,544      12,306      20,848         271      237,826
 Interest expense.......       --     (22,484)    (60,798)   (106,035)   (183,594)    (72,823)    (149,315)
                          --------  ---------  ----------  ----------  ----------  ----------  -----------
 Total other income
  (expenses)............       366    (19,698)    (40,254)    (93,729)   (162,746)    (72,552)      88,511
                          --------  ---------  ----------  ----------  ----------  ----------  -----------
Net loss................   (11,915)  (557,875)   (956,029)   (940,744)   (396,159)   (193,244)  (1,653,190)
Preferred dividends.....       --         --          --          --      (17,106)        --       (34,212)
                          --------  ---------  ----------  ----------  ----------  ----------  -----------
Net loss attributable to
 common stockholders....  ($11,915) ($557,875)  ($956,029)  ($940,744)  ($413,265)  ($193,244) ($1,687,402)
                          ========  =========  ==========  ==========  ==========  ==========  ===========
Net loss per share
 attributable to common
 stockholders...........
                          ========  =========  ==========  ==========  ==========  ==========  ===========
Weighted average number
 of shares of common
 stock outstanding......
                          ========  =========  ==========  ==========  ==========  ==========  ===========
Pro forma net loss per
 share attributable to
 common stockholders....
                                                                       ==========              ===========
Pro forma weighted
 average number of
 shares of common stock
 outstanding............
                                                                       ==========              ===========
                                          AS OF DECEMBER 31,                           AS OF JUNE 30,
                          -------------------------------------------------------  -----------------------
                            1992      1993        1994        1995        1996        1996       1997(2)
                          --------  ---------  ----------  ----------  ----------  ----------  -----------
BALANCE SHEET DATA:
Cash and cash
 equivalents............  $ 14,579  $ 368,458  $  276,890  $    9,129  $3,298,642  $   50,887  $21,271,408
Working capital
 (deficiency)...........   (14,421)   231,511     285,386    (625,015)  2,474,038    (567,917)  20,144,221
Total assets............    18,108    722,898     795,161   1,006,816   5,653,391   1,404,448   26,401,455
Total long-term
 liabilities............       --      74,583     622,591     897,691   1,482,601   1,049,893    1,584,614
Redeemable Common
 Stock..................       --         --      731,250     914,063   1,142,579   1,025,391    1,536,722
Series B Preferred
 Stock..................       --         --          --          --    1,390,772         --     1,424,984
Accumulated deficit.....   (11,892)  (569,767) (1,525,796) (2,466,540) (2,862,699) (2,626,905)  (4,515,889)
Stockholders' equity
 (deficiency)...........   (10,892)   528,233    (793,769) (1,772,107)  1,401,536   1,891,800   20,754,286

--------
(1) During the year ended December 31, 1996, the Company completed its development stage activities with the signing of its first collaborative research agreement and commenced its planned principal operations.
(2) For an explanation of the calculation of weighted average number of common shares outstanding, pro forma weighted average number of common shares outstanding and presentation of stockholders' equity, see Note 1 of Notes to Financial Statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth under the caption "Risk Factors," which could cause actual results to differ materially from those indicated by such forward-looking statements.

OVERVIEW

  The Company is a biotechnology company focusing on the application of genomics to the systematic discovery of genes, biological pathways and drug candidates in order to accelerate the discovery and development of the next generation of therapeutic, agricultural and diagnostic products. The Company was incorporated in November 1991 and, until March 1993, was engaged primarily in organizational activities, research and development of the Company's technology, grant preparation and obtaining financing. The Company has incurred losses since inception, principally as a result of research and development and general and administrative expenses in support of its operations. As of June 30, 1997, CuraGen had an accumulated deficit of $4,515,889. The Company anticipates incurring additional losses over at least the next several years as it expands its internal and collaborative gene discovery efforts, continues development of its technology and expands its operations. The Company expects that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial.

  In June 1996, the Company entered into a pilot collaborative agreement with Genentech to evaluate the application of CuraGen's gene expression technology to Genentech, pursuant to which the Company received $200,000. Based on its successful pilot, in December 1996, the Company commenced an additional collaborative agreement to provide research services to Genentech during 1997, for a minimum research fee of $667,000. For the six months ended June 30, 1997, the Company received revenues from Genentech of $500,250, or 17% of total revenues. In connection with the execution of the pilot agreement, Genentech made an equity investment in the Company of $1,800,000. See "Business--Research Collaborations."

  Effective June 1, 1997, the Company entered into a collaborative research and development agreement with Pioneer Hi-Bred, whereby the Company is to perform agricultural research that will be funded by Pioneer Hi-Bred. In conjunction with the execution of this agreement, Pioneer Hi-Bred made an equity investment of $7,500,000. In addition, Pioneer Hi-Bred agreed to pay the Company an annual minimum fee of $2,500,000 based on an established number of CuraGen employees devoted to Pioneer Hi-Bred research. The agreement also includes provisions for payments based on potential milestones, database subscriptions, licensing of discoveries and royalties. See "Business--Research Collaborations."

  The Company's revenue to date has primarily consisted of government grants and ongoing payments for research and development under collaborative agreements. Grant revenue is recognized as the related costs qualifying under the terms of the grants are incurred. Revenue on collaborative agreements is recognized based upon work performed or upon the attainment of certain benchmarks specified in the related agreement. Payments under collaborative agreements that are received in advance, and are in excess of amounts earned, are classified as deferred revenue.

  The Company anticipates that collaborations will become an increasingly important element of its business strategy and future revenues. The Company also expects that government grant revenues will decrease, both in actual dollar amounts and as a percentage of revenues, during the remainder of 1997 and in future years. Therefore, the loss of revenues from existing collaborations would have a material adverse effect on the Company's business, financial condition and results of operations. The Company's ability to generate revenue growth and become profitable is dependent, in part, on the ability of the Company to enter into additional collaborative arrangements, and on the ability of the Company and its collaborative partners to successfully commercialize products incorporating, or based on, the Company's technologies. There can be no assurance that the Company will be able to maintain or expand existing collaborations, enter into future collaborations to develop applications of its GeneCalling, PathCalling or HitCalling technologies on terms satisfactory to the Company, if at all, or that any such collaborative arrangements will be successful.

  Failure of the Company to successfully develop and market additional products over the next several years, or to realize existing product revenues, would have a material adverse effect on the Company's business, financial condition and results of operations. Royalties or other revenue generated from commercial sales of products developed by using the Company's technologies are not expected for at least several years, if at all.

RESULTS OF OPERATIONS

  SIX MONTHS ENDED JUNE 30, 1997 AND 1996

  Revenue for the six months ended June 30, 1997 of $2,879,632 represented an increase of $1,451,037, or 102%, compared to $1,428,595 for the first six months of 1996. The increase was largely due to $988,583 of collaboration revenue recorded in 1997, primarily under the Company's arrangements with Pioneer Hi-Bred and Genentech. The remaining $462,454 of the revenue increase was the result of increased grant revenue during the first six months of 1997, as the Company achieved research objectives under certain federal grants. Interest income increased from $271 in the first six months of 1996 to $237,826 in the same period for 1997, primarily as a result of interest received on funds from sales of the Company's preferred stock and warrants, and from research collaborations.

  Research and development expenses for the six months ended June 30, 1997 were $3,640,767, an increase of $2,496,820 or 218%, compared to the same period in 1996. The increase was primarily attributable to increased personnel expenses as the Company hired additional research and development personnel, increased purchases of laboratory supplies, increased equipment depreciation and increased facilities expenses in connection with the expansion of the Company's internal and collaborative research efforts. The Company expects research and development expenses to increase as additional personnel are hired and research and development facilities are expanded to accommodate the Company's strategic collaborations and internal research.

  General and administrative expenses for the first six months of 1997, were $980,566, an increase of $575,226 or 142%, compared to $405,340 for the first six months of 1996. The Company expects general and administrative expenses will continue to increase in proportion to its revenue growth and research and development expenses. Interest expense for the six months ended June 30, 1997 of $149,315 increased $76,492 or 105% compared to $72,823 for the same period in 1996. This increase was due to additional capital lease obligations during the six months ended June 30, 1997, to support research and development activities, primarily through equipment acquisitions.

  As of June 30, 1997, the Company had accumulated losses of $4,515,889 since inception and, therefore, has not paid any Federal income taxes. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, valuation allowances in amounts equal to the deferred income tax assets have been established to reflect these uncertainties in all periods presented. See Note 7 of Notes to Financial Statements.

  YEARS ENDED DECEMBER 31, 1996 AND 1995

  Revenue for the year ended December 31, 1996 was $4,422,947, an increase of $2,841,772 or 180%, over 1995. The increase was primarily due to $2,466,772 of increased grant revenue as the Company achieved certain research objectives under certain federal grants, and $375,000 of collaboration revenue recorded in 1996 of which $200,000 was associated with the Genentech arrangement. Interest income increased by $8,542 to $20,848, or 69%, in 1996, from $12,306 in 1995, primarily as a result of interest received on funds received from private placements of the Company's preferred stock and warrants and from research collaborations.

  Research and development expenses for the year ended December 31, 1996, were $3,516,035, an increase of $2,049,660, or 140%, over 1995. The increase was primarily attributable to increased personnel expenses as the Company hired additional research and development personnel, increased purchases of laboratory supplies, increased equipment depreciation and increased facilities expenses in connection with the expansion of the Company's internal and collaborative research efforts.

  YEARS ENDED DECEMBER 31, 1995 AND 1994

  Revenue for the year ended December 31, 1995 was $1,581,175, an increase of $1,323,639 or 514%, compared to $257,536 in 1994. The increase was due entirely to additional grant revenue as the Company was awarded several federal grants. Interest income decreased to $12,306 in 1995, from $20,544 in 1994, as initial funds received from private placements of securities were expended in support of the Company's growth.

  Research and development expenses totaled $1,466,375 for the year ended December 31, 1995, an increase of $818,735, or 126% compared to $647,640 for 1994. The increase was primarily attributable to increased personnel expenses as the Company hired additional research and development personnel, increased purchases of laboratory supplies, increased equipment depreciation and increased facilities expenses in connection with the expansion of the Company's internal research efforts.

  General and administrative expenses for 1995 were $961,815, an increase of $436,144 or 83%, compared to $525,671 for 1994, in support of the Company's growth, grant revenue and research and development. Interest expense for the year ended December 31, 1995 of $106,035 increased $45,237 or 74% compared to $60,798 for 1994, as capital lease obligations increased to support additional research and development activities. The remainder of the Company's interest expense in 1995 and 1994 was the result of a note payable to a Connecticut state agency, borrowed in February 1994, that remained outstanding through December 31, 1995.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's cash and cash equivalents totaled $21,271,408 at June 30, 1997. The Company has financed its operations since inception primarily through private placements of equity securities, government grants, collaborative research and development agreements and capital leases. As of June 30, 1997, the Company had recognized $9,088,193 of cumulative sponsored research revenues from government grants and collaborative research agreements. The sale by the Company of equity securities has provided the Company with gross proceeds of approximately $26,500,000, including $7,500,000 from Pioneer Hi-Bred, $1,800,000 from Genentech and $1,000,000 from Biogen. To date inflation has not had a material effect on the Company's business.

  The Company's investing activities, other than purchases and sales of cash equivalent securities, have consisted entirely of acquisitions of equipment and expenditures for leasehold improvements. At June 30, 1997, the Company's gross investment in equipment and leasehold improvements since inception was $4,614,890. At June 30, 1997 equipment with a gross book value of $2,720,613 secures the Company's equipment financing facility. Although the Company had no material commitments for capital expenditures at June 30, 1997, the Company expects capital expenditures to increase over the next several years as it expands facilities to support expansion of its collaborative agreements and internal research and development.

  Net cash used in operating activities was $907,508 for the six months ended June 30, 1997, resulting primarily from the Company's net loss, increased grants receivable balances and decreases in accrued expenses, partially offset by increased accounts payable balances and deferred revenue. The increase in deferred revenue on collaboration agreements during the six-month period was due to the receipt of cash prior to completion of work to be performed under the agreements. Net cash provided by operating activities was $13,898 in 1996, compared to net cash used in operating activities of $222,029 in 1995 and $673,307 in 1994. The increase in net cash provided by operating activities in 1996 compared to 1995 resulted from a decrease in the Company's net loss, increases in accounts payable and accrued expenses, partially offset by increases in grants receivable and accounts receivable, consistent with the Company's growth in revenues. The decrease in net cash used in operating activities in 1995 compared to 1994 was primarily due to increases in accrued expenses and deferred revenue; partially offset by increases in grants receivable.

  As of June 30, 1997, the Company had net operating loss carryforwards of approximately $4,500,000 to offset federal and state income taxes. If not utilized, the federal and state net operating loss carryforwards will begin to expire in 2008 and 1998, respectively. The Company's research and development tax credit carryforwards at June 30, 1997, estimated to be approximately $1,090,000 for federal and state income tax purposes. An initial public offering of the Company's securities will not result in any additional limitation on the future utilization of these operating loss and tax credit carryforwards.

  The Company expects its cash requirements will increase significantly in future periods because of planned expansion of its operations and its technology platform. The planned expansion will be in support of expected growth in collaborative agreements, database subscriptions and internal research and development programs. The Company believes that the net proceeds from this offering, together with existing cash and cash equivalents, and anticipated cash flows from its current collaboration agreements, will be sufficient to support the Company's operations through at least 1999. The Company's belief is based on its current operating plan, which could change in the future and require additional funding sooner than anticipated. Even if the Company has sufficient cash for its current operating plan, it may also seek to raise additional capital because of favorable market conditions or other strategic factors. The Company can offer no assurance that it will be able to establish additional collaborations or retain existing collaborators, or that such collaborations will produce sufficient revenues, which together with cash and cash equivalents will be adequate to fund the Company's cash requirements. The Company has no credit facility or other sources of committed capital.

  The Company's future capital requirements depend on numerous factors, including: (i) the receipt of payments and the achievement of milestones under existing and possible future collaborative agreements; (ii) the availability of government research grant payments; (iii) the progress of internal research and development projects; (iv) defense and enforcement of patent claims or other intellectual property; (v) the purchase of additional capital equipment;
(vi) investments in complementary technologies; (vii) the development of manufacturing, sales and marketing capabilities; and (viii) competing technological and market demands.

  The Company expects that it will require significant additional financing in the future, which it may seek to raise, at any time, through public or private equity offerings, debt financings or additional strategic collaborations and licensing arrangements. No assurance can be given that additional financing or strategic collaborations and licensing arrangements will be available when needed, or that if available, such financing will be obtained on terms favorable to the Company or its stockholders. If adequate funds are not available when needed, the Company may have to curtail operations or attempt to raise funds on unattractive terms. See "Risk Factors--Future Capital Requirements; Uncertainty of Additional Funding."

RECENTLY ENACTED PRONOUNCEMENTS

  Statement of Financial Accounting Standards No. 128, Earnings Per Share, was issued in March 1997, effective for periods ending after December 15, 1997. Earlier application is not permitted. This pronouncement simplifies the standards for computing earnings per share (EPS). When effective, this statement will replace the presentation of primary EPS with presentation of basic EPS and diluted EPS on the face of the Statement of Operations. For the Company, basic and diluted EPS under this pronouncement would have equalled reported EPS, as currently presented in the Company's Statement of Operations.

  Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, was issued in June 1997 and is effective for fiscal years beginning after December 15, 1997. This pronouncement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Company will adopt this pronouncement in 1998 and does not expect its implementation will have a material effect on the Company's financial statements as currently presented.

  Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information, was also issued in June 1997 and is effective for fiscal periods beginning after December 15, 1997. This pronouncement establishes the way in which publicly held business enterprises report information about operating segments in annual financial statements and interim reports to stockholders. As the Company operates in a single business segment the implementation of this standard is not expected to significantly impact the Company's financial statements as currently presented.

                                   BUSINESS

  CuraGen is pioneering the systematic application of genomics to accelerate the discovery and development of therapeutic and agricultural products. CuraGen's fully-integrated genomics technologies, processes and information systems are designed to rapidly generate comprehensive information about gene expression, biological pathways and the potential drugs that affect these pathways, each on a scale not previously undertaken. The Company believes that it can overcome the limitations of competing technologies, processes and databases and can condense key steps in gene-based drug discovery and development. CuraGen believes its technology platform will facilitate the development of highly specific and effective drugs aimed at a variety of complex diseases such as cardiovascular disease, stroke, cancer and metabolic disorders.

  The Company's drug discovery platform has three primary systems, each consisting of proprietary technologies, automated processes and a database: the GeneCalling system for comprehensive gene expression analysis and gene discovery; the PathCalling system for discovery of the roles of genes and the proteins they encode in biological pathways; and the HitCalling system for identification of small molecule drug candidates. The GeneCalling and PathCalling systems are fully operational, and the Company expects to commercialize its HitCalling system in 1998. These systems are integrated to enable gene discovery, drug target validation and high-throughput screening of drug candidates in a highly efficient and cost-effective manner.

  In addition to accelerating the discovery of new drug candidates, CuraGen's GeneCalling and PathCalling systems are well-positioned to predict the efficacy and safety of drug candidates currently in pharmaceutical development pipelines and to review the performance and side effects of drugs already on the market. This pharmacogenomics approach can aid in the development of more effective, safer drugs and identify more appropriate patient populations.

  The Company has unified its GeneCalling, PathCalling and HitCalling technologies, processes and databases under its GeneScape bioinformatics operating system that integrates all aspects of process management, data analysis and visualization. GeneScape provides an easy-to-use, web-based interface to its technology platform, thereby allowing researchers remote Internet access and interactive capabilities from multiple sites to meet their individual discovery and development needs. GeneScape also includes GeneTools, a full-featured bioinformatics software suite for further gene and protein characterization.

BACKGROUND

  Successful treatment of disease is often limited by a lack of understanding of its initiation and progression at the level of genes, proteins and biological pathways. Technologies and processes that have been used successfully in the past to discover treatments for diseases with relatively simple causes have been less effective against complex diseases that arise through a combination of multiple genetic and environmental factors. Cardiovascular disease, cancer, stroke and metabolic disorders are examples of prevalent complex diseases. Treating these complex diseases requires an understanding of how the body uses its genetic information, how disruptions in this information can lead to disease and, in turn, how drugs can arrest or reverse disease progression. As scientific advances improve our understanding of the genetic basis of disease, the Company believes that the methods the pharmaceutical industry uses to develop new drugs will undergo a fundamental transformation. Companies that can anticipate this transformation and develop and apply new technologies may have a unique opportunity to develop the next generation of therapeutic products for important complex diseases.

  In recent years, scientists have begun to analyze large portions of the genetic information contained within the human genome. This discipline, termed genomics, employs large-scale efforts catalyzed by the Human Genome Project. By understanding the role of genes in the control and function of biological pathways and cellular processes, scientists seek to understand more fully the genetic basis of disease and develop more effective treatments. To date, however, neither the pharmaceutical nor the agricultural industries have used genomics extensively to develop new product opportunities. These industries have used genomics to a limited extent for three primary reasons: technologies have been inadequate; inefficient, non-automated discovery processes have incompletely evaluated the influence of genetic and environmental factors; and uniform information systems to drive the discovery process have been unavailable.

  Treatment of complex diseases remains a major technical challenge and will require an integrated set of genomic technologies and processes. CuraGen believes that knowledge of genes, proteins, biological pathways and their interplay with the environment, together with information systems to use this knowledge, will accelerate drug discovery and development. CuraGen has developed its technologies, processes and information systems to provide this knowledge and is applying its integrated platform towards the discovery and development of the next generation of genomics-based therapeutic, diagnostic and agricultural products.

  GENES, PATHWAYS AND DISEASE

  The GENOME is the complete set of genetic information within each cell of an organism. The information in the genome is stored in chromosomes, which are long molecules of DNA. Sections of DNA contain discrete units of hereditary information called GENES, each of which contains a set of instructions for the cell to produce a particular protein. In GENE EXPRESSION, the instructions encoded in the DNA are used by a cell to make a protein molecule. Initially, the genetic information in the DNA is copied to a complementary molecule called messenger RNA (MRNA). The information in the mRNA is then translated into a PROTEIN with a precise sequence of AMINO ACID building blocks which determine its structure and function. Although all genes are present in all cells, each cell normally expresses only those genes it needs for the specific functions it performs. The level of mRNA expressed for each gene dictates its activity and the number of protein molecules produced.

  Proteins carry out the biological functions of cells through a series of highly specific, organized cascades of interactions with other proteins, genes and chemicals. These carefully regulated, complex networks of protein interactions are termed BIOLOGICAL PATHWAYS. These pathways are generally classified as metabolic pathways, responsible for cellular metabolism such as the production of energy from glucose, and SIGNAL TRANSDUCTION PATHWAYS, which use secreted proteins, cell-surface receptor proteins, and intracellular proteins to allow cells to communicate, coordinate, and regulate their activities. The activities of biological pathways have many levels of control and redundancy, and thus can be affected by many genes within a pathway. In addition to the effects of inherited genetic differences in the genome, a biological pathway is also affected by the EXPRESSION LEVELS of its key genes and proteins. Many of the genes at control points along a biological pathway are expressed at levels as low as one mRNA molecule in 100,000. Therefore, very small changes in the expression levels of these genes can produce substantial changes in the operation of the biological pathways under their control.

  It is now recognized that essentially all stages of disease and its progression are caused by a sequence of changes in the expression levels of genes and the activities of specific proteins and pathways in affected cells. Although some diseases are caused by defects in a single gene, many prevalent diseases involve multiple genetic factors that either cause disease directly or predispose an individual to disease in conjunction with environmental factors. The genes and biological pathways involved in complex diseases, however, remain largely uncharacterized. This lack of knowledge has limited the development of drugs to treat these diseases.

  GENE-BASED DRUG DISCOVERY AND DEVELOPMENT

  Most treatments for disease rely on drugs that modify the activities of biological pathways by interacting with proteins expressed by genes in the affected cells and tissues. In the search for safer and more effective drugs to treat a wider range of diseases, pharmaceutical companies have begun to explore the application of genomics to gene-based drug discovery and development.

  Modern gene-based drug discovery and development programs typically involve the following steps: (i) GENE DISCOVERY, finding a disease-related gene; (ii) TARGET IDENTIFICATION, ascertaining that the protein encoded by a disease-related gene can potentially serve as a novel drug-discovery target; (iii) TARGET VALIDATION, confirming that the potential target is at a control point in a disease-related pathway and that a drug which interacts with the target is expected to have a beneficial effect; (iv) ASSAY DEVELOPMENT, using the target in a test that is designed to mimic aspects of the disease process; (v) HIGH-THROUGHPUT SCREENING, using this assay to screen hundreds of thousands of small organic compounds to identify compounds, or hits, which interact with the target protein; and (vi) LEAD SELECTION AND OPTIMIZATION, identifying the most promising hits as lead drug candidates according to expected efficacy, safety and bioavailability. Typically, each step involves a laborious, time-consuming process which must be completed before subsequent steps are undertaken. In addition, several of the steps currently require highly skilled personnel to perform non-automated, bench biology experiments on a single gene or target at a time. Consequently, this has been a very costly and time-consuming approach to drug discovery and development.

  Gene Discovery. Gene discovery involves the identification of a gene related to disease susceptibility, onset or progression. Although previous attempts to identify disease-related genes have resulted in a better understanding of certain diseases, they have discovered only a limited number of disease-related genes and have led to relatively few new drugs due to limitations of the technologies employed. The current methods for gene discovery include genome sequencing, gene mapping, positional cloning and, more recently and less widely used, gene expression.

  GENOME SEQUENCING involves determining the sequence of large portions of DNA. This technology identifies genes primarily at random, providing little direct association of genes with disease. GENE MAPPING and POSITIONAL CLONING are used together to identify disease-related genes. Gene mapping is a laborious process that requires the extensive collection of tissue samples and family histories in order to identify regions of the genome whose inheritance correlates with the occurrence of disease. Positional cloning describes efforts to find the gene within the region contributing to disease. Positional cloning can take years to find the correct gene, is particularly difficult for complex diseases, and has been limited in practice to identifying the genes responsible for simple genetic disorders. Furthermore, gene mapping and positional cloning do not directly identify additional proteins that are in the same biological pathway as the disease-related gene and may be more suitable targets for drugs.

  GENE EXPRESSION methods are based upon comparisons of biological samples, such as cells from human biopsies over the progression of a disease, to identify genes whose expression levels correlate with the disease. The most significant correlations involve genes that are expressed in disease-specific tissues, change expression levels over the stages of a disease, and are expressed at low levels consistent with the ability to regulate biological pathways. In contrast to gene mapping and positional cloning, gene expression can identify multiple disease-related genes. Even if these genes do not cause disease directly, they are likely to encode proteins that participate in disease-related biological pathways and can offer places to intervene in disease progression. Some disease-related genes, such as secreted proteins, can even serve directly as protein drugs.

  CuraGen believes that gene expression methods will be the most efficient and broadly applicable approach to identifying genes related to disease. To be most useful, gene expression methods should be fault tolerant, measure the expression levels for a majority of the expressed genes, including those expressed at a single copy per cell, and be applicable to humans, animals, plants and pathogens. Many current gene expression methods, however, face significant limitations. Expression methods based on the repetitive sequencing of small portions of mRNA molecules, termed expressed sequence tags (ESTS), are inefficient. These methods cannot accurately measure genes expressed at low levels and often miss genes that control important pathways. Hybridization-based gene expression methods usually use portions of known genes as probes to determine the expression levels of those genes in biological samples. These methods are generally ineffective in discriminating between genes with closely related sequences. Further, their application is limited to the small set of known genes, often precluding their use for animal models which are essential to human disease research. Methods such as differential display generate patterns of fragments from expressed mRNA molecules, attempt to detect changes in these patterns, and then attempt to identify the genes responsible for these changes. These methods can be imprecise and inefficient in measuring gene expression levels, are especially problematic when each gene generates at most one gene fragment, and can require time-consuming steps to confirm which genes are responsible for particular changes in the patterns.

  Target Identification and Validation. After a disease-related gene has been identified, the next step is to decide whether the protein it encodes can serve as a target for a drug. Part of TARGET IDENTIFICATION is determining whether the protein is related structurally to proteins that have served successfully as targets, including receptors and other proteins in biological pathways.

  If a protein is not appropriate as a target, potential targets are then sought among proteins in the same biological pathway as the disease-related gene. Although other proteins in the same pathway can exhibit correlated levels of gene expression, this information is often insufficient to sort proteins into specific pathways or to show how proteins interact within a pathway. Most research to understand biological pathways relies on non-automated bench biology techniques able to identify only one protein at a time. Despite the promise of this protein-by-protein approach, the associated time, effort and expense have limited its use and, as a result, many discoveries of disease-related genes have not led to suitable targets.

  Once a protein target is identified, it must be validated in order to provide evidence that it plays an important role in disease and that finding a chemical compound that is active against it could lead to a drug. Alternative techniques for TARGET VALIDATION can take months or years to complete because it is not usually possible to view a given protein in the context of a disease-related biological pathway.

  Assay Development and High-Throughput Screening. Each validated target usually requires the development of a specific assay or specialized measurement technique to identify compounds that interact with it. Each assay often requires months to develop. Potential drugs are identified by testing a target against a chemical diversity library, usually comprising hundreds of thousands of different small organic molecules, in HIGH-THROUGHPUT SCREENING. Although screening a single target can be relatively rapid, screening multiple targets can be time-consuming because most assays require that each target be screened in a separate assay. The screening process often produces multiple hits. To date, little progress has been made towards developing general assays that do not require customization for each new disease-related gene and validated target.

  Drug Development. Hits that are suitable for development into potential drugs are chosen for LEAD COMPOUND SELECTION AND OPTIMIZATION. Optimizing a lead compound entails synthesizing and testing a series of closely related organic compounds. The most promising leads are selected based on expected efficacy, safety and bioavailability. This selection process typically does not use detailed information of a candidate drug's MECHANISM OF ACTION, which would show how a drug interacts with particular proteins and biological pathways to achieve its desired therapeutic affect. The lack of information often results in inaccurate predictions of efficacy and safety.

  Following optimization, leads are entered into PRECLINICAL TRIALS to predict their efficacy and safety based on animal testing. If preclinical trials are promising, candidate drugs advance to CLINICAL TRIALS to determine their efficacy and safety in human patients. Drug candidates have a high attrition rate at this stage due to the lack of understanding of the mechanism of action, poor predictions of efficacy and unexpected side effects. On average, only one out of ten candidates that enter clinical trials gains FDA approval. Failure at the later stages of drug development is especially significant as it can account for half of the $360 million average cost to attain FDA approval.

  Pharmacogenomics. Even after a drug has been approved and marketed, there is often limited knowledge of how it works. Consequently, many side effects are observed only after use by a larger, more diverse population of patients who may not have been adequately represented in the original trials, including patients taking additional medications which can cause unanticipated adverse effects. The study of the genes that determine the efficacy, pharmacology and toxicity of a drug is referred to as PHARMACOGENOMICS. Unfortunately, previous technologies have lacked the ability to show comprehensively what genes, proteins and biological pathways are affected by a drug. This lack of information has led to failures and FDA recalls of widely-prescribed drugs such as thalidomide and dexfenfluramine.

  TECHNOLOGY INTEGRATION AND INFORMATION SYSTEMS

  Biotechnology companies have attempted to overcome limitations in the gene-based drug discovery by focusing on single, isolated technologies. Major pharmaceutical firms have been left with the challenge to integrate these disparate components into a cohesive discovery and development pipeline. This has created a great need for sophisticated bioinformatics systems to manage what is now a disjointed process.

CURAGEN'S APPROACH

  CuraGen's integrated genomics technologies, processes and information systems are designed to overcome significant technological limitations and condense key steps in gene-based drug discovery and development. The Company believes that its technology platform has the potential to rapidly generate comprehensive information about gene expression, biological pathways and the compounds affecting these pathways, each on a scale not previously undertaken. CuraGen believes this will permit the comprehensive analysis of many diseases and enable the discovery of disease-related genes, drug targets and potential drugs.

[Graph showing the steps involved in both traditional gene-based drug discovery and using CuraGen's approach to gene-based drug discovery]

                CURAGEN'S APPROACH TO GENE-BASED DRUG DISCOVERY

  GENE DISCOVERY (QEA AND GENECALLING)

  CuraGen has developed its proprietary Quantitative Expression Analysis ("QEA") and GeneCalling technologies to overcome significant limitations of existing gene discovery methods. QEA and GeneCalling enable the rapid, precise measurement of substantially all of the differences in gene expression levels between biological samples in order to discover disease-related genes. QEA and GeneCalling are designed to detect genes expressed at the level of a single mRNA molecule per cell, to measure comprehensively the expression levels of 95% of the genes expressed in any species and to be integrated into an efficient, automated, high-throughput process in order to rapidly generate large databases of gene expression profiles. These technologies permit the Company to pursue research programs for many disease systems, process many samples in parallel and potentially discover and seek patent protection for commercially valuable disease-related genes.

  TARGET IDENTIFICATION AND VALIDATION (MIM AND PATHCALLING)

  The Company has developed its proprietary Multiplexed Interaction Method ("MIM") and PathCalling technologies to reduce the time and cost of target identification and validation. MIM is an automated, high-throughput process that simultaneously tests for interactions between billions of combinations of proteins. PathCalling is the Company's proprietary software and database that assembles the protein-protein interactions discovered by the MIM system into connected biological pathways. The Company intends to populate the database with as complete a set as possible of the protein-protein interactions that constitute the pathways in humans and model organisms that are relevant to disease. By identifying protein-protein interactions with MIM and comparing them with pathways within the PathCalling database, the role of these proteins within a given biological pathway can be elucidated and the database further augmented. PathCalling permits disease-related genes to be linked rapidly to specific biological pathways, providing valuable biological context for gene discoveries and additional targets for therapeutic intervention. The Company believes that its PathCalling database has the potential to streamline target identification and validation into a single, efficient, accelerated process. The Company further believes that the number of pathway-related protein-protein interactions currently in its proprietary PathCalling database is greater than the total number of interactions previously described in the scientific literature.

  ASSAY DEVELOPMENT AND HIGH-THROUGHPUT SCREENING (COMBIGEN AND HITCALLING)

  The Company is developing its proprietary CombiGen technology and HitCalling database and information system to accelerate the identification of hits by screening protein targets in parallel against small molecule diversity libraries. The Company has designed CombiGen to avoid any need to develop a specialized assay for each new target. With the ability to screen thousands of targets simultaneously, the Company believes that its automated, high-throughput screening assays will have the potential to screen more combinations of targets and compounds than any competing technology of which it is aware. The Company believes that this capacity enables a new approach to drug discovery. The Company intends to pursue this approach by using CombiGen to screen every protein that it discovers to participate in a protein-protein interaction, including proteins both in disease-related pathways and in pathways not yet associated with disease. The HitCalling database will store the identities of proteins and hits. The Company anticipates that a newly-identified disease-related gene can be linked into a pathway whose proteins have already been screened. The identities of proteins and hits can then be retrieved from the HitCalling database, reducing or eliminating the need for further target identification, target validation, assay development or high-throughput screening and thereby potentially accelerating a program by two to three years following the first identification of a disease-related gene.

  DRUG DEVELOPMENT AND PHARMACOGENOMICS (GENECALLING; PATHCALLING)

  The Company believes that its GeneCalling and PathCalling technologies can also be used to predict which drugs are more likely to succeed by analyzing gene expression changes induced by drug treatment in humans and animal models in preclinical and clinical trials. For drugs already on the market, the Company has commenced generating GeneCalling databases with the objective of selecting appropriate patient populations and accelerating the development of an improved generation of drugs with fewer side effects. By providing a precise correlation of gene expression levels and the activities of biological pathways following treatment with specific drugs, the objective of the Company's pharmacogenomics approach is to minimize the side effects of drugs, to identify appropriate patient populations for existing drugs and to aid the development of safer, more effective drugs.

  TECHNOLOGY INTEGRATION AND INFORMATION SYSTEMS (GENESCAPE)

  The Company has integrated its GeneCalling, PathCalling and HitCalling process and databases under its GeneScape BIOINFORMATICS operating system that unifies all aspects of process management, data analysis and visualization. CuraGen's goal is to establish its fully-integrated technology and the GeneScape operating system as the preferred platform for genomics and to apply its platform to accelerate drug discovery, drug development and pharmacogenomics. GeneScape provides a standardized, web-based interface to its technology platform, thereby allowing researchers remote access and interactive capabilities from multiple sites to meet their individual discovery and development needs. Once the HitCalling database is established, the Company expects that all three databases will be interrelated. Thus, researchers who discover a disease-related gene through GeneCalling have the potential to locate the relevant biological pathways in the PathCalling database and to use the HitCalling database to identify hits active against proteins in this pathway.

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CURAGEN'S STRATEGY

  CuraGen's goal is to establish the first fully-integrated genomics business providing comprehensive characterization of gene expression, biological pathways and potential drugs for drug discovery and development. The Company believes that its integrated approach can be the preferred alternative to competitive methods employed today. The key elements of the Company's strategy are as follows:

  Provide fully-integrated, innovative technologies to overcome limitations in drug discovery and development. The Company believes that its integrated genomics platform provides enabling technologies at each of the three critical levels of the genomics-based pharmaceutical development process: identification of disease-related genes (gene discovery), elucidation of biological pathways (target identification and validation) and identification of compounds that interact with such pathways (assay development, high-throughput screening, lead selection and optimization). These technologies have the potential to advance the discovery and development of treatments for complex diseases. The Company has designed these technologies to be (i) applicable to a broad range of diseases; (ii) comprehensive in the analysis of substantially all expressed genes, biological pathways and potential drugs; (iii) standardized to enable the simultaneous processing of many combinations of biological samples, proteins and drug candidates; (iv) integrated under a single information system to facilitate the processing, analysis and use of information generated from a variety of sources; and (v) readily used in existing pharmaceutical development pipelines.

  Apply its technology for drug discovery, drug development and pharmacogenomics systematically to major diseases. The Company intends to apply its technologies to address a wide range of diseases. CuraGen plans to obtain biological samples from numerous models of disease (human tissue, animal and cell-based models) in an effort to examine systematically the genes and biological pathways involved in major diseases and to develop new drugs. The Company believes that this broad-based approach will maximize its opportunities to participate in the discovery and development of drugs either alone or in collaboration with others. Through pharmacogenomics, the Company believes it can help pharmaceutical companies develop more effective drugs with fewer side effects by assessing the efficacy and safety of their currently marketed drugs as well as drug candidates within their product pipelines.

  Generate revenue through research collaborations. The Company intends to enter into research collaborations with pharmaceutical, biotechnology and agricultural companies. The Company expects to receive revenues for applying its proprietary technologies to a collaborator's own samples, for providing a period of exclusivity for analyzing the data generated and from milestone and royalty payments derived from licensed products. Data generated in collaborations may become part of CuraGen's subscription databases. To date, the Company has entered into a collaboration with Pioneer Hi-Bred.

  Generate revenue through database subscriptions. The Company believes that the information in its GeneCalling, PathCalling and HitCalling databases will be a valuable resource for pharmaceutical and agricultural product development. The Company intends to generate revenue by providing subscribers with fee-based, non-exclusive access to its databases for defined periods. The Company expects that its research collaborators will enter into subscriptions as they seek to access the additional information available in the Company's databases.

  Retain product rights to select internal research and drug discovery programs. The Company intends to devote a substantial portion of its resources to its internal research programs. The initial programs selected by the Company are expected to focus on disease systems which, the Company believes, have the potential to result in the discovery of novel proteins as drug candidates or targets for drug discovery. The Company also expects that its internal research programs will be an ongoing source of data for its GeneCalling, PathCalling and HitCalling databases.

PRODUCTS AND SERVICES

  CuraGen intends to market its genomics technology and information to the pharmaceutical, biotechnology and agricultural industries through two arrangements: research collaborations and subscriptions. RESEARCH COLLABORATIONS currently involve the application of CuraGen's GeneCalling and PathCalling technologies to a collaborator's projects, include those support services required to characterize gene and target discoveries, and provide ready integration with a collaborator's existing development pipeline. The Company anticipates that collaborations will involve HitCalling when it becomes available. DATABASE SUBSCRIPTIONS will provide subscribers with access to CuraGen's GeneCalling, PathCalling and HitCalling databases. The Company does not currently have any database subscribers. Both arrangements will use the GeneScape operating system, the Company's web-based software that manages the Company's processes, provides access to the Company's databases and includes GeneTools, a full-featured bioinformatics software suite.

  QEA AND GENECALLING: GENE EXPRESSION SERVICES AND DATABASE

  CuraGen developed its proprietary QEA and GeneCalling technology to overcome significant limitations of competing gene discovery methods. QEA is the Company's method for generating and analyzing gene expression profiles. GeneCalling is the Company's information system and database that analyzes and stores differences in these gene expression profiles to identify disease-related genes. QEA and GeneCalling permit sensitive detection of genes that can control biological pathways when expressed at very low levels, and unlike EST-based methods, do not require repetitive sequencing to measure gene expression. The Company's technology is comprehensive in detecting genes with novel sequences and therefore applicable universally to humans, animals, plants, and pathogens. In comparison, hybridization-based methods are primarily limited to known genes and do not readily discriminate between many genes which share related DNA sequences.

  QEA and GeneCalling provide the ability to discover disease-related genes by measuring expression levels and determining gene expression differences between biological samples, such as diseased and normal human tissues. These samples are usually processed within a month of receipt, and profiles of gene expression levels are available immediately for inspection and analysis. The Company's current capacity is 5,000 biological samples per year. The Company detects multiple fragments for each gene in a sample and believes that it can quantify accurately the expression levels of over 150 million gene fragments per year. The Company believes that this capability exceeds the capacity of competing technologies, can be up to 6,000 times faster than EST-based methods for comprehensive expression profiling, and can observe a greater number of genes than methods relying on the detection of a single fragment per gene. Based upon its current capacity, the Company estimates that it could conduct approximately 250 projects per year consisting of approximately 20 samples each. The Company believes this is sufficient to support five collaborators while meeting the needs of the Company's internal programs. See "--CuraGen Internal Programs." The Company has designed its processes to be modular and scalable in order to accommodate increases in the number of collaborations.

  The Company's GeneCalling database stores data generated by QEA for exclusive access for collaborations and internal programs. Through GeneScape, researchers can access their projects and are able to select samples that have been processed by QEA and use GeneCalling to analyze expression profiles to identify those genes that are specific to a disease. The Company intends to structure its collaborations such that, after the period of exclusivity has ended, data generated from samples using QEA revert to CuraGen's GeneCalling subscription database which currently contains gene expression data from normal human and animal tissues.

  Using QEA and GeneCalling, CuraGen has developed an innovative approach for gene discovery for inherited diseases: POSITIONAL EXPRESSION CLONING. By combining its gene expression analysis with existing gene mapping techniques, the Company can rapidly discover genes associated with inherited diseases by identifying candidate genes that both show altered expression and map to the chromosomal locations known to contain underlying disease genes. The Company believes its positional expression cloning approach will be particularly effective in identifying and characterizing susceptibility and protective genes in many common complex diseases.

  The Company believes that its technology for disease-related gene discovery has significant advantages over genome sequencing, positional cloning and competing gene expression technologies. CuraGen's methods permit the Company to pursue research programs for many disease systems in parallel, with the potential to identify rapidly a large number of commercially valuable disease-related genes. As part of its internal programs, the Company seeks patent protection for newly discovered disease-related genes and proteins, as well as for novel uses of known genes and the proteins they encode. See "--Intellectual Property" and "Risk Factors--Patents and Proprietary Rights; Third-Party Rights."

  MIM AND PATHCALLING: PATHWAY ANALYSIS SERVICES AND DATABASE

  Once genes involved in a disease have been identified using GeneCalling, it is important to be able to determine how the proteins they encode interact in the complex pathways involved in the disease. Although a particular disease-related protein might not be a potential protein drug or drug discovery target, knowledge of the other proteins in the same pathway may lead to promising protein drug or target candidates. CuraGen's MIM technology and PathCalling database were developed to provide the link between disease-related proteins and their biological pathways to aid in the identification and validation of appropriate targets following the discovery of a disease-related gene.

  MIM consists of proprietary automated, high-throughput biological operations that simultaneously test for interactions between billions of pairs of proteins. By using MIM, CuraGen can routinely test 100,000 proteins against 100,000 other proteins, potentially identifying all interacting pairs. PathCalling is the Company's proprietary software and database that assembles protein-protein interactions discovered by the MIM system into connected biological pathways, including pathways discovered previously by CuraGen or previously described in the scientific literature. The Company's objective is to build this database to contain as complete a set as possible of the protein-protein interactions that constitute the pathways that are relevant to disease. The PathCalling database permits the graphical display of all pathways contained in the database involving any particular protein and allows these pathways to be queried for information in much the same way gene sequence databases are queried today. The Company believes that this will facilitate the rapid linkage of disease-related genes to specific biological pathways, providing the crucial biological context for gene discoveries, which may lead to the identification of potential targets for therapeutic intervention.

  The Company seeks patent protection on the utility of specific proteins or protein-protein interactions as drug targets based on information provided by MIM and PathCalling, in addition to composition of matter claims based on the sequences of novel and non-obvious proteins and the genes encoding them. There can be no assurance, however, that such patents will be granted. See "-- Intellectual Property" and "Risk Factors--Patents and Proprietary Rights; Third-Party Rights."

  COMBIGEN AND HITCALLING: DRUG SCREENING SERVICES AND DATABASE

  Traditionally, potential drugs have been screened against one target at a time. Even with many of the advances in high-throughput screening, this process remains inefficient, time-consuming and labor intensive. In an effort to overcome these shortcomings, CuraGen is developing its proprietary CombiGen technology and HitCalling database to identify simultaneously both novel targets and hits. These technologies are based upon a combinatorial approach for screening libraries of potential protein targets against libraries of potential drugs.

  CombiGen is being developed to use a biological assay system that will permit the parallel processing of hundreds of drug discovery targets in the form of single proteins or protein-protein interactions in a single high-throughput screening assay. CombiGen has been designed to work efficiently with the proteins in biological pathways which were identified by PathCalling. The Company has designed this technology to avoid any need to develop a specialized assay for each new target. With the ability to screen targets in parallel, the Company believes that its automated, high-throughput screening assays have the potential to screen more combinations of targets and compounds than any competing technology of which the Company is aware.

  When CombiGen is fully operational, the Company intends to commence screening of many of the proteins in its PathCalling database, both in disease-related biological pathways and in pathways not yet associated with disease, to generate its HitCalling database. In this new approach, the Company believes that, when a disease-related gene is discovered, the HitCalling database may accelerate drug discovery by displaying hits against other proteins in that gene's pathway.

  CuraGen expects that it will complete pilot studies of its CombiGen technology and commercialize HitCalling in 1998. The Company intends to generate a database containing a large collection of hits against many of the proteins in its PathCalling database. Where appropriate, the Company plans to file patent applications to protect targets, small organic compounds and their utilities. There can be no assurance, however, that the Company will successfully complete the development of CombiGen and HitCalling, that the Company will discover hits through the use of this technology, that patent applications will be filed or that patents on such hits will be granted. See "Risk Factors--New and Uncertain Business" and "--Patents and Proprietary Rights; Third-Party Rights."

  GENESCAPE OPERATING SYSTEM FOR GENOMICS

  CuraGen designed its GeneScape bioinformatics software to meet the needs of researchers for a single operating system which integrates research requests, project management, database access and data analysis and visualization. The Company's GeneScape web-based bioinformatics operating system provides the user with a standardized, Internet-enabled interface to its processes and databases for GeneCalling, PathCalling and HitCalling. GeneScape operates on any computer platform that supports a standard web browser. GeneScape is designed to be modular and extendable to incorporate other processes. GeneScape currently consists of three components: Discovery, Study Management, and GeneTools.

  Discovery. The Discovery component manages queries to the GeneCalling, PathCalling and HitCalling databases. GeneScape provides data analysis and visualization through a flexible, easy-to-use point-and-click interface organized in three sections corresponding to GeneCalling, PathCalling, and HitCalling. GeneScape provides the answers to queries in visual format, organized according to preferences set by the end user: differential gene expression; expression in particular samples, tissues, or disease stages; participation in metabolic or signal transduction pathways; map position; functional role; interactions with proteins or small molecules; or other custom criteria. The Company believes that the ability to respond to direct queries with the comprehensive analysis of gene expression and biological pathways may make GeneScape a preferred platform for discovering disease-related genes and drug discovery targets.

  Study Management. CuraGen's collaborators can manage processes and resources over the Internet to meet their individual research needs. Separate links on the Study Management page provide direct, up-to-the-minute status reports for projects, individual processes within projects, and resource allocation among projects and processes. Study Management automates the operation of every station in the QEA and MIM process and monitors quality control at each processing step.

  GeneTools. The GeneScape operating system also includes GeneTools, an easy-to-use, unified bioinformatics software package for DNA and protein sequence analysis; sequence similarity to known genes, protein drugs and protein targets; three-dimensional structure prediction; identification of proteins participating in biological pathways; and custom literature searches. GeneTools also provides users with access to publicly available sequence, mapping and expression databases that the Company has imported, assembled, and annotated for enhanced value. In addition, the Company has assembled proprietary sequence and mapping databases for portions of the corn, mouse, rat and human genomes. Collaborators can elect to have CuraGen link their own proprietary or third-party sequence databases into GeneScape and GeneTools for their own exclusive use.

  GENESHOP

  Through its GeneShop, the Company now offers its collaborators services that will complement its proprietary GeneCalling, PathCalling, and HitCalling technologies. GeneShop can provide high-throughput,

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

efficient and essential research services including confirmation of gene expression differences, gene sequencing, delivery of full-length clones of genes, gene mapping and mutation detection. These services and materials can all be requested, for a fee, directly through GeneScape.

RESEARCH COLLABORATIONS

  The Company's business strategy includes the establishment of research collaborations with pharmaceutical, biotechnology and agricultural companies. The Company anticipates that such collaborations will generally provide revenues in the form of fees for the generation of gene expression and biological pathway data from samples provided by a collaborator. The collaborator will have the ability to control how resources are allocated to generate GeneCalling and PathCalling databases and to perform additional research services through GeneShop, including the sequencing of gene fragments and the generation of full-length clones. Fees will also give each such partner exclusive access for a defined period of time to the GeneCalling or PathCalling databases containing the information produced in the collaboration. The Company expects that collaborators will have the right to license, for an up-front fee, discoveries arising from a collaboration, including rights to novel genes, novel uses of previously identified genes, and protein targets and hits. Collaborations may also include milestone payments and royalty payments on sales of products developed using discoveries made through the use of the Company's technology. After the period of exclusivity expires, rights to genes and portions of the data not licensed by the collaborator are expected to revert to CuraGen. The Company intends to include this data in its expanding subscription databases.

  The Company intends to seek collaborations that will be non-exclusive with respect to a given field or disease indication, for example stroke or cardiovascular disease, but exclusive for a specific period of time for certain disease models, such as a research project using a mouse model for stroke or cardiovascular disease. To date, the Company has entered into collaborations with Pioneer Hi-Bred and Genentech.

  PIONEER HI-BRED

  In May 1997, CuraGen and Pioneer Hi-Bred entered into a research collaboration to identify genes responsible for agricultural seed product performance, including crop yield, drought resistance and pest resistance (the "Pioneer Agreement"). Pioneer Hi-Bred is a leader in the development of genetically based agricultural crop seed products, with approximately 42% of the North American corn seed market and a significant share of the market in other major corn-growing areas of the world. Historically, Pioneer Hi-Bred has developed new hybrid seed strains with favorable traits using traditional cross breeding techniques with only limited knowledge of the genes responsible for such traits. The Company believes that by applying QEA and GeneCalling technologies, it will discover the genes responsible for these favorable traits, thereby enabling Pioneer Hi-Bred to develop, faster and more efficiently, a new generation of seed products with superior traits.

  Under the terms of the Pioneer Agreement, Pioneer Hi-Bred agreed to fund a research program for up to five years in certain areas related to agricultural crop seed research and product development, and the Company agreed not to collaborate with any other parties within such areas. Payments by Pioneer Hi-Bred to the Company in the form of research funding could reach $18.5 million if the research program continues for its full five-year term, with minimum annual payments of $2.5 million. In connection with the collaboration, Pioneer Hi-Bred made a $7.5 equity million investment in the Company.

  Pioneer Hi-Bred has the right, at any time after November 1998, to terminate the research program on three months' notice if the Company has not identified any genes associated with certain traits of interest to Pioneer. Pioneer Hi-Bred may also terminate the research program at any time after May 2000 on six months' notice. Unless earlier terminated in accordance with its terms, the Pioneer Agreement will remain in effect until the expiration of the obligations of Pioneer Hi-Bred to pay royalties under the Pioneer Agreement.

  The Pioneer Agreement provides Pioneer Hi-Bred with exclusive, worldwide, royalty-bearing rights to develop and commercialize products based on gene discoveries made in the collaboration in certain areas related to seed products, non-seed plant products and agricultural chemicals. CuraGen will receive specified royalties on the sale of seed products incorporating trait-specific genes identified by CuraGen. Royalties with respect to non-seed plant products and agricultural chemicals are to be negotiated. The Pioneer Agreement provides the Company with a worldwide right to develop and commercialize products in the fields of human healthcare, pharmaceuticals, animal health and microbial applications based upon gene discoveries arising from the collaboration.

  The Company believes that this collaboration offers it significant discovery benefits because Pioneer Hi-Bred has assembled one of the world's largest collections of genetic materials, which contains a wide range of genes and pathways responsible for important agricultural traits. Many of the genes and pathways plant cells use to carry out biological processes have closely related genes and pathways in human cells. CuraGen has retained all rights to use the information gained in studies of plant genes for applications to the Company's programs in human disease.

  GENENTECH

  In June 1996 and December 1996, CuraGen and Genentech entered into exploratory programs to evaluate the application of CuraGen's integrated genomics technologies to selected internal programs at Genentech. These agreements are limited in scope and duration. Under the terms of these agreements, CuraGen received a $1.8 million equity investment and will receive research and development payments of a minimum of $667,000 to cover three separate exploratory programs. The agreements call for milestone payments and royalties on therapeutic product sales.

  BIOGEN

  In June 1997, CuraGen and Biogen entered into an agreement to evaluate the application of CuraGen's technology to a particular program of interest to Biogen. Under the terms of this agreement, Biogen made a $1 million equity investment in the Company.

DATABASE SUBSCRIPTIONS

  As part of its business strategy, the Company intends to offer subscriptions which will provide users with non-exclusive access to its GeneCalling, PathCalling and HitCalling databases through the GeneScape operating system. The Company will also provide subscribers access to its GeneTools bioinformatics software. The Company anticipates updating its databases regularly with selected data generated from internal programs, as well as data from collaborations which have reverted to the Company. The Company intends to structure its arrangements to receive initial fees and periodic maintenance fees for each subscription. In addition, the Company may receive license fees, milestone payments and royalties in connection with the licensing or use of proprietary information in its databases for the development of products. Certain subscribers may also seek to take advantage of the full range of the Company's GeneCalling, PathCalling, HitCalling and GeneShop services by entering into collaborations with the Company. To date, the Company has not entered into any subscription arrangements.

CURAGEN INTERNAL PROGRAMS

  The Company intends to use its integrated genomics technology platform to pursue a broad portfolio of research programs that encompass drug discovery, drug development and pharmacogenomics. During the next five years, the Company's objective is to analyze systematically the genetic basis of many common diseases as well as the mechanisms of action and adverse side effects of many commonly prescribed drugs. CuraGen is focusing its efforts on programs that address unmet medical needs and that the Company believes have the potential to yield products that can be commercialized in a relatively short time. In particular, the Company selects human diseases and animal models of human disease based on their potential to yield protein drugs, to identify novel targets for common diseases that lack effective treatments or to aid rational development or marketing of existing drugs. At each stage, the Company plans to reevaluate the relative merits of continuing such programs through internal efforts or through research collaborations.

  DISCOVERY PROGRAMS

  The Company currently has programs in cardiovascular disease, including hypertension and stroke; endocrine and metabolic disorders, including obesity, diabetes and osteoporosis; autoimmune disorders including arthritis; cancer; and infectious diseases. In its internal programs, CuraGen has discovered over
   disease-related genes and has filed    patent applications relating to
these discoveries.

  Certain of the genetic disease models selected by the Company are designed to discover variations of genes that protect individuals from disease in addition to finding mutations in genes that are involved in the susceptibility, onset or progression of disease. The Company intends to explore the potential of the proteins encoded by protective genes as protein drugs. The Company has already identified gene variants that are potentially protective in stroke. These gene variants were identified from animal models using QEA and GeneCalling within months of project inception. The Company has also discovered mutations in genes involved in diabetes and hypertension, one of which the Company believes may be a suitable target for small molecule drug development.

  Cardiovascular Disease and Stroke. Cardiovascular diseases such as stroke and atherosclerosis are the leading cause of death in the United States. Treatments for these diseases have limited efficacy. Using GeneCalling and PathCalling, CuraGen is analyzing genetic models of hypertension and ischemic stroke to identify disease-related genes. This strategy has led to the discovery of a secreted protein variant that appears to protect against stroke and the discovery of a gene that may contribute to hypertension.

  Endocrine and Metabolic Diseases. Within the field of endocrine and metabolic diseases, CuraGen is analyzing a variety of genetic models including obesity, type II diabetes, osteoporosis, osteoarthritis and gall stone disease. The Company believes that its technology platform is well-suited to identifying the genes and pathways involved in these diseases, which are known to involve errors in signal transduction and the regulation of metabolic pathways. To date, the Company has used QEA and GeneCalling to discover over 40 genes associated with these diseases and is using PathCalling in an attempt to identify disease-related pathways and potential targets for drug discovery. The Company believes that this information may also lead to the discovery of protein drugs.

  Autoimmunity, Arthritis, and Allergy. Although diseases of the immune system, such as systemic lupus erythematosus and rheumatoid arthritis, are among the most common and chronic, existing drugs for autoimmune diseases have exhibited limited efficacy and debilitating side effects. The Company has used QEA and GeneCalling in nine different genetic models of systemic autoimmune disease to identify disease-related genes. CuraGen is using MIM and PathCalling to identify pathways which incorporate these genes.

  Cancer. Cancer encompasses disease processes of almost every organ system and involves the loss of control of multiple, diverse mechanisms of signal transduction and pathway regulation. CuraGen is applying GeneCalling and PathCalling to identify the genes and pathways involved in the early development of cancer and its step-wise progression to metastatic disease. CuraGen has analyzed a number of models of cancer and has identified pathways incorporating proteins common to many of the models.

  Infectious Diseases. The Company believes that its program for pathogenic diseases offers advantages over alternative approaches that primarily aim at sequencing pathogen genomes with little characterization of the role of specific pathogen proteins in biological pathways. CuraGen's research, however, uses MIM and PathCalling to identify protein-protein interactions, including both pathogen-pathogen and pathogen-host interactions, and biological pathways to provide this characterization, which is valuable for target identification and validation. The Company anticipates discovering novel pathways specific to unique human infectious agents, including viruses, bacteria and parasites, that are important during resting, vegetative, and pathogenic states of infection. The Company believes its approach may facilitate the development of diagnostic assays for infectious diseases and improved vaccines and drugs. The Company has initiated a program for a specific bacterial pathogen and has discovered novel protein-protein interactions that tie into known pathways conferring pathogenicity.

  DRUG DEVELOPMENT AND PHARMACOGENOMICS

  The Company believes that the application of QEA and GeneCalling to identify genes that are differentially expressed in response to treatment with drug candidates and marketed drugs represents a significant commercial opportunity. Using this approach, the tissues targeted by the drug, as well as the organs that might exhibit side effects, including liver or kidney damage, can be studied in animal models thought to be indicative of human response. The Company believes that this information may help pharmaceutical companies select and optimize drug candidates based on efficacy and reduced side effects. In addition to reducing the time and cost of developing drugs, the Company believes that such results may strengthen FDA applications. For drugs already on the market, an understanding of the mechanism of action through pharmacogenomics can help identify appropriate patient populations and lead to an improved generation of drugs.

  The Company has begun to analyze drugs whose commercial viability or clinical indications are threatened either by a lack of understanding of mechanism of action or by severe side effects. The Company's goal is to generate GeneCalling databases for 20 to 50 drugs a year to provide pharmacology and toxicology information, to understand the mechanism of drug action, to identify patient populations that are likely to respond favorably to a particular medication, and potentially to identify new indications or more optimal targets.

TECHNOLOGY PLATFORM

  CuraGen's integrated genomics technologies, processes and information systems are designed to rapidly generate extensive and precise information about gene expression, biological pathways and the chemicals that affect these pathways, each on a scale not previously undertaken. CuraGen's GeneCalling, PathCalling and HitCalling and related core technologies have been integrated under its GeneScape operating system. The Company has 14 patent applications pending on its proprietary technologies. CuraGen intends to continue to pursue a broad intellectual property position with respect to its GeneCalling, PathCalling, HitCalling and related core technologies.

  QEA AND GENECALLING: CURAGEN'S TECHNOLOGY FOR GENE DISCOVERY

  CuraGen's QEA technology and GeneCalling database, accessed over the Internet through GeneScape, serve as the basis of the Company's collaboration with Pioneer Hi-Bred. The use of these technologies has led to patent filings
relating to over    disease-related genes in internal programs and research
collaborations.

  The QEA process starts with a biological sample from which mRNA molecules are isolated. The gene expression information contained in the mRNA molecules is copied back to DNA molecules, which are more chemically stable, to create a pool of complementary DNA (CDNA). Each of 48 to 96 QEA reactions probes a separate portion of the original cDNA pool with a unique pair of subsequences, short stretches of bases. If a cDNA molecule contains both subsequences, it produces a fluorescently-labeled gene fragment whose length is determined by the number of bases between the subsequences as they occur in the gene. Each QEA reaction produces approximately 200 different fragments. The QEA process typically generates multiple fragments per gene to provide fault tolerance by minimizing the possibility that a gene will not be detected.

  The labeled fragments from each QEA reaction are loaded into individual lanes of an electrophoresis gel and separated according to length. The quantity of fragments of each length is determined by optical detection of the fragment labels. The more copies of a given gene, the more fragments are produced and the brighter the signal from that gene's fragments. The Company's proprietary instrumentation and software has the sensitivity to detect fragments at the level of 1 in 250,000, sufficient to detect a single mRNA molecule per cell. The detection of 200 fragments in each lane contains information on both the identities (from the lengths) and expression levels (from the fluorescence intensities) of approximately 200 genes, as opposed to alternative EST-sequencing approaches, where a single lane yields information solely on the identity of a single gene. Analysis of 48 to 96 lanes from different QEA reactions generates data for approximately 10,000 to 20,000 fluorescently labeled gene fragments. Gene fragment patterns are stored in the Company's GeneCalling database.

  After a sample has been processed by QEA to produce gene fragment patterns, GeneCalling software uses the subsequence pair in a QEA reaction like an area code, the fragment length like a phone number, and a database of known genes like a phone book to identify the gene that generated each fragment. Fragments which do not have any match in the database of known genes, and which therefore may represent valuable novel genes, may also be observed. The Company sequences just these unmatched fragments for inclusion in its database.

  QEA and GeneCalling are designed to be sufficiently sensitive to detect genes expressed at the level of a single mRNA per cell, comprehensive by measuring the expression levels of 95% of the genes expressed in a cell, and efficient in processing samples, generating gene expression profiles, and identifying genes whose expression levels correlate with disease. The Company's technology is able to detect genes with novel sequences and therefore is applicable broadly to humans, animals, plants and pathogens. The Company believes that QEA and GeneCalling provide advantages over other technologies that analyze gene fragment patterns but lack fault tolerance, specificity or the ability to look up gene identity in a database.

  MIM AND PATHCALLING: CURAGEN'S TECHNOLOGY FOR TARGET IDENTIFICATION AND VALIDATION

  CuraGen's MIM technology and PathCalling database were developed to provide a link between disease-related genes and the biological pathways in which the proteins encoded by such genes interact. The Company believes that these technologies, accessed over the Internet through GeneScape, will serve as a significant component of the Company's research collaborations and subscriptions. The use of these technologies in internal programs has led to
patent filings on    proteins that participate in disease-related biological
pathways.

  MIM uses genetically engineered cells to simultaneously test for interactions between thousands of pairs of proteins. First, two cDNA libraries are produced from the genes expressed in any biological sample, including human tissues, animals or pathogens. Next, each cell in the MIM system is engineered to contain a foreign protein encoded by a gene from one of the two cDNA libraries. Each of these foreign proteins is connected to one half of an essential activating protein that has been split in two and cannot function unless reconstituted. Billions of these engineered cells are then fused, simultaneously, to test for interactions between the majority of possible combinations of foreign proteins from each library. If a cell contains two foreign proteins which interact with each other, the essential activating protein is reconstituted and permits the cell to live. Those cells that do not contain interacting proteins die. The identities of the interacting proteins in the surviving cells are then determined by sequencing the DNA encoding the foreign proteins.

  The Company believes its automated MIM technology is an advance over technical approaches in which a single target protein is the same in all the cells, while the second foreign protein is from a cDNA library. This approach can identify only those proteins that interact with a single target protein of interest. The Company has introduced proprietary advances that permit testing of interactions using two protein libraries simultaneously, which eliminates the need for a specific target protein and the protein-by-protein approach for elucidating pathways. The Company believes that its proprietary advances in biological methods and computer software also allow a significant reduction in the error rate due to incorrect identification of protein-protein interactions.

  COMBIGEN AND HITCALLING: CURAGEN'S TECHNOLOGY FOR MULTIPLEXED HIGH-THROUGHPUT SCREENING ASSAYS

  The Company is developing its CombiGen technology and HitCalling database to accelerate high-throughput screening of novel protein targets. The Company's CombiGen technology is designed to employ cells that have been engineered to express foreign protein targets. Many of these cells, each potentially expressing unique targets, are then introduced into each well of an assay plate. The engineered cells in each well are then exposed to a small molecule from a chemical diversity library as part of an automated, high-throughput screen. In most cases, the small molecule does not bind to any of the foreign proteins and all the cells in a well die. If the small molecule does bind to a foreign protein target in one of the cells, however, that cell lives. This selection step allows the assay to be multiplexed for many protein targets in parallel: thousands or millions of cells, each expressing different targets, can be introduced at once and assayed against the same small molecule. Growth in a well implies that the small molecule is active against one or more of the foreign protein targets. The identity of the targets can then be determined by sequencing DNA from the surviving cells. The identities of the protein targets and hits will be stored in the HitCalling database.

  CombiGen technology leverages CuraGen's expertise with MIM technology and is directly applicable to proteins discovered by MIM and PathCalling to participate in protein-protein interactions. CombiGen also permits screening of protein targets discovered through methods other than MIM.

  CORE TECHNOLOGY DEVELOPMENT

  The Company has historically reduced its reliance on equity financing for developing its GeneCalling, PathCalling, HitCalling and related core technologies by competing successfully for federal grants. Granting agencies have included the National Cancer Institute (NCI) and the National Human Genome Research Institute (NHGRI) of the National Institutes of Health (NIH) and the National Institute of Standards and Technology (NIST) of the United States Department of Commerce through its Advanced Technology Program (ATP). The Company believes that these multiple awards, in particular the receipt of three separate ATP awards in a highly competitive selection process, attest to CuraGen's excellence in developing and applying innovative, commercially valuable technology.

  Bioinformatics. CuraGen's GeneScape operating system provides web-based access to its technologies, processes and databases; full capabilities for project management and discovery queries over the Internet or at a client's site; and use of GeneTools, a full-featured suite of bioinformatics software. GeneScape uses JAVA and C programs to interact with an underlying Oracle database. The Company plans to continue development of GeneScape as a modular, cross-platform system able to serve as a standardized operating system for multiple genomic-based technologies.

  Instrumentation. CuraGen has conducted extensive technology research and development for the analysis of DNA fragments, which the Company considers to be an important unit operation for genomics. The Company believes that there is strategic value in developing in-house, proprietary technology and instrumentation that offers higher performance than commercially-available DNA electrophoresis and hybridization platforms.

  The Company has developed its Niagara DNA analysis device to operate in conjunction with QEA and GeneCalling. The Company believes that Niagara is faster, more sensitive and flexible, and offers better resolution of closely-spaced gene fragments than commercially available instruments. In addition, the Company has developed its proprietary Open Genome Initiative ("OGI") software for signal processing and data analysis in conjunction with its Niagara device. OGI software is integrated with the GeneScape operating system, but is also capable of stand-alone operation or for use with commercially available DNA analysis instruments.

  CuraGen is developing an upgrade path for the Niagara instrument that includes MicroNiagara, combining features of slab-gel and capillary electrophoresis, and NanoNiagara, a micromachined separation chip that uses a non-electrophoretic, liquid-phase mechanism for DNA separation. The Company believes that these advanced programs will help maintain its competitive advantage in the separation, detection and analysis of DNA.

COMPETITION

  The Company faces, and will continue to face, intense competition from pharmaceutical, biotechnology and diagnostic companies, as well as academic and research institutions and government agencies. The Company is subject to significant competition from organizations that are pursuing technologies and products that are the same as or similar to the Company's technology and products. Many of the organizations competing with the Company have greater capital resources, research and development staffs and facilities and marketing capabilities than the Company. In addition, research in the field of genomics generally is highly competitive. Competitors of the Company in the genomics area include, among others, public companies such as Affymetrix, Inc., Human Genome Sciences, Inc., Incyte Pharmaceuticals, Inc. and Millennium Pharmaceuticals, Inc., as well as private companies and major pharmaceutical companies. Universities and other research institutions, including those receiving funding from the federally funded
Human Genome Project, also compete with the Company. The Company's future success will depend in large part on its maintaining a competitive position in the genomics field. Rapid technological development by the Company or others may result in products or technologies becoming obsolete before the Company recovers the expenses it incurs in connection with their development. Products offered by the Company could be made obsolete by less expensive or more effective technologies. There can be no assurance that the Company will be able to make the enhancements to its technology necessary to compete successfully with newly emerging technologies. See "Business--Competition."

  A number of competitors are attempting to identify and patent genes and gene fragments sequenced at random, typically without specific knowledge of the function of such genes or gene fragments. The Company's competitors may discover, characterize or develop important genes or gene fragments in advance of the Company, which could have a material adverse effect on any related disease research program of the Company. The Company expects competition to intensify in genomics research as technical advances are made and become more widely known. See "Risk Factors--Competition."

INTELLECTUAL PROPERTY

  The Company's business and competitive position are dependent upon its ability to protect its GeneCalling, PathCalling and HitCalling proprietary technologies, processes, databases and information systems. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to obtain and use information that the Company regards as proprietary. The Company relies on patent, trade secret and copyright law and nondisclosure and other contractual arrangements to protect such proprietary information. The Company has filed patent applications for its proprietary methods and devices for gene expression analysis, for discovery of biological pathways and for drug screening for pharmaceutical product development. As of September 30, 1997, the Company had 14 patent applications pending, with the United States Patent and Trademark Office ("USPTO"), covering its technology and had filed several corresponding international and foreign patent applications. To date, no patents have been issued to the Company with respect to such technology and there can be no assurance that any patents will issue. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's proprietary information, that such information will not be disclosed or that the Company can effectively protect its rights to unpatented trade secrets or other proprietary information.

  The Company's commercial success will also depend in part on obtaining patent protection on gene and protein target discoveries for which it or its collaborators or subscribers discover utility and on products, methods and services based on such discoveries. The Company has applied for patent protection for novel mutants of known genes and their uses, partial sequences of novel proteins and their gene sequences and uses, and novel uses for previously identified genes discovered by third parties. The Company has sought and intends to continue to seek patent protection for novel uses for genes which may have been patented by third parties. In such cases, the Company would need a license from the holder of the patent with respect to such gene in order to make, use or sell such gene. There can be no assurance that the Company will be able to acquire such licenses on commercially reasonable terms, if at all. The Company's patent application filings that result from the identification of genes associated with the cause or effect of a particular disease generally seek to protect the genes and encoded proteins if these genes and encoded proteins are, among other things, novel and non-obvious, as well as therapeutic, diagnostic and drug screening methods and products, and other subject matter based upon a gene and its indication. Where information is discovered on the specific biological pathway in which the protein encoded by the gene participates, the Company also seeks to protect the newly identified protein complex as well as the methods for identifying intervention strategies. Each application typically contains multiple genes discovered for a particular disease system.

  The patent positions of pharmaceutical, biopharmaceutical and biotechnology companies, including the Company, are generally uncertain and involve complex legal and factual questions. There can be no assurance that any of the Company's pending patent applications will result in issued patents, that the Company will develop additional proprietary technologies that are patentable, that any patents issued to the Company or its collaborative customers will provide a basis for commercially viable products or will provide the Company with any competitive advantages or will not be challenged or circumvented or invalidated by third parties, or that the patents of others will not have an adverse effect on the ability of the Company to do business. In addition, patent law relating to the scope of claims in the technology fields in which the Company operates is still evolving. The degree of future protection for the Company's proprietary rights is uncertain. Furthermore, there can be no assurance that others will not independently develop similar or alternative technologies, duplicate any of the Company's technologies, or, if patents are issued to the Company, design around the patented technologies developed by the Company. In addition, the Company could incur substantial costs in litigation if it is required to defend itself in patent suits brought by third parties or if it initiates such suits.

  There can be no assurance that patents for the Company's products or methods will be obtained, or that, if issued, such patents will provide substantial protection or be of commercial benefit to the Company. The issuance of a patent is not conclusive as to its validity or enforceability, nor does it provide the patent holder with freedom to operate without infringing the patent rights of others. A patent could be challenged by litigation and, if the outcome of such litigation were adverse to the patent holder, competitors could be free to use the subject matter covered by the patent, or the patent holder may license the technology to others in settlement of such litigation. The invalidation of key patents owned by or licensed to the Company or non-approval of pending patent applications could increase competition, and result in a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that any application or exploitation of the Company's technology will not infringe patents or proprietary rights of others or that licenses that might be required as a result of such infringement for the Company's processes or products would be available on commercially reasonable terms, if at all.

  The Company cannot predict whether its or its competitors' patent applications will result in valid patents being issued. Litigation, which could result in substantial cost to the Company, may also be necessary to enforce the Company's patent and proprietary rights and/or to determine the scope and validity of others' proprietary rights. The Company may participate in interference proceedings that may in the future be declared by the USPTO to determine priority of invention, which could result in substantial cost to the Company. There can be no assurance that the outcome of any such litigation or interference proceedings will be favorable to the Company or that the Company will be able to obtain licenses to technology that it may require or that, if obtainable, such technology can be licensed at a reasonable cost.

  The public availability of ESTs or other sequence information prior to the time the Company applies for patent protection on a corresponding full-length or partial gene could adversely affect the Company's ability to obtain patent protection with respect to such gene or gene sequences. In addition, certain other groups are attempting to rapidly identify and characterize genes through the use of gene expression analysis and other technologies. To the extent any patents issue to other parties on such partial or full-length genes or uses for such genes, the risk increases that the sale of potential products, including therapeutics, or processes developed by the Company or its collaborators may give rise to claims of patent infringement. Others may have filed and in the future are likely to file patent applications covering genes or gene products that are similar or identical to those of the Company. No assurance can be given that any such patent application will not have priority over patent applications filed by the Company. Any legal action against the Company or its collaborators claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting the Company to potential liability for damages, require the Company or its collaborators to obtain a license in order to continue to manufacture or market the affected products and processes or could enjoin the Company from continuing to manufacture or market the affected products and processes. There can be no assurance that the Company or its collaborators would prevail in any such action or that any license required under any such patent would be made available on commercially acceptable terms, if at all. The Company believes that there may be significant litigation in the industry regarding patent and other intellectual property rights. If the Company becomes involved in such litigation, it could consume a substantial portion of the

Company's managerial and financial resources. Under the Company's government grants and contracts, the federal government has a nonexclusive, nontransferable, paid-up license to practice or have practiced for or on behalf of the United States, throughout the world and, under certain circumstances, to grant to other parties licenses under, any inventions conceived or first actually reduced to practice under the government grants and contracts.

  There is substantial uncertainty concerning the extent to which supportive data will be required for issuance of patents for human therapeutics. If data additional to that available to the Company is required, the Company's ability to obtain patent protection could be delayed or otherwise adversely affected. Although the USPTO issued new utility guidelines in July 1995 that address the requirements for demonstrating utility for biotechnology inventions, particularly for inventions relating to human therapeutics, there can be no assurance that USPTO examiners will follow such guidelines or that the USPTO's position will not change with respect to what is required to establish utility for gene sequences and products and methods based on such sequences. Furthermore, the enactment of the legislation implementing the General Agreement on Tariffs and Trade has resulted in certain changes to United States patent laws that became effective on June 8, 1995. Most notably, the term of patent protection for patent applications filed on or after June 8, 1995 is no longer a period of seventeen years from the date of grant. The new term of United States patents will commence on the date of issuance and terminate twenty years from the earliest filing date in the United States to which priority is claimed for the application. Because the time from filing to issuance of biotechnology patent applications is often more than three years, a twenty-year term from the claimed United States priority date may result in a substantially shortened term of patent protection, which may adversely impact the Company's patent position. If this change results in a shorter period of patent coverage, the Company's business could be adversely affected to the extent that the duration and level of the royalties it is entitled to receive from its strategic partners is based on the existence of a valid patent.

  The Company also relies upon trade secret protection for some of its confidential and proprietary information that is not subject matter for which patent protection is being sought. The Company believes that it has developed proprietary technology, processes and information systems for use in gene expression and biological pathway discovery, as well as in the identification of molecular targets for pharmaceutical development, including proprietary biological protocols, instrumentation, robotics and automation, software and an integrated bioinformatics system. In addition, the Company has developed a database of proprietary gene expression patterns and biological pathways which it updates on an ongoing basis and which can be accessed over the Internet. The Company has taken security measures to protect its proprietary technologies, processes, information systems and data and continues to explore ways to enhance such security. There can be no assurance, however, that such measures will provide adequate protection for the Company's trade secrets or other proprietary information. While the Company requires employees, academic collaborators and consultants to enter into confidentiality and/or non-disclosure agreements where appropriate, there can be no assurance that proprietary information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology, or that the Company can meaningfully protect its trade secrets. See "Risk Factors--Patents and Proprietary Rights; Third Party Rights."

GOVERNMENT REGULATION

  Prior to marketing, any new drug developed by the Company or its collaborative customers must undergo an extensive regulatory approval process in the United States and other countries. This regulatory process, which includes preclinical and clinical studies, as well as post-marketing surveillance to establish a compound's safety and efficacy, can take many years and require the expenditure of substantial resources. Data obtained from such studies are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. The rate of completion of clinical trials is dependent upon, among other factors, the enrollment of patients. Patient accrual is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the existence of competitive clinical trials. Delays in planned patient enrollment in clinical trials may result in increased costs, program delays or both, which could have a material adverse effect on the Company. Delays or rejections may also be encountered based upon changes in FDA policies for drug approval during the period of product development and FDA regulatory review of each submitted NDA in the case of new pharmaceutical agents, or PLA in the case of biologics. Similar delays also may be encountered in the regulatory approval of any diagnostic product and in obtaining regulatory approvals in foreign countries. Under current guidelines, proposals to conduct clinical research involving gene therapy at institutions supported by the NIH must be approved by the Recombinant DNA Advisory
Committee and the NIH. There can be no assurance that regulatory approval will be obtained for any drugs or diagnostic products developed by the Company or its collaborative customers. Furthermore, regulatory approval may impose limitations on the indicated use of a drug. Because certain of the products likely to result from the Company's disease research programs involve the application of new technologies and may be based upon a new therapeutic approach, such products may be subject to substantial additional review by various government regulatory authorities and, as a result, regulatory approvals may be obtained more slowly than for products using more conventional technologies.

  Even if regulatory approval is obtained, a marketed product and its manufacturer are subject to continuing review. Discovery of previously unknown problems with a product may have adverse effects on the Company's business, financial condition and results of operations, including withdrawal of the product from the market. Violations of regulatory requirements at any stage, including preclinical studies and clinical trials, the approval process or post-approval, may result in various adverse consequences to the Company, including the FDA's delay in approval or refusal to approve a product, withdrawal of an approved product from the market or the imposition of criminal penalties against the manufacturer and NDA or PLA holder. The Company has not submitted an IND for any product candidate, and no product candidate has been approved for commercialization in the United States or elsewhere. The Company intends to rely primarily on its collaborators to file INDs and generally direct the regulatory approval process. No assurance can be given that the Company or any of its collaborators will be able to conduct clinical testing or obtain the necessary approvals from the FDA or other regulatory authorities for any products. Failure to obtain required governmental approvals will delay or preclude the Company's collaborators from marketing drugs or diagnostic products developed by the Company or limit the commercial use of such products and could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive materials. The Company is subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by federal, state and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any liability could exceed the resources of the Company. See "Risk Factors--Government Regulation; No Assurance of Regulatory Approval."

EMPLOYEES

  At September 30, 1997, the Company had 150 full-time equivalent employees, of whom 70 held Ph.D. or other doctoral degrees and 12 others held masters or other post-graduate degrees. The employee group includes engineers, physicians, molecular biologists, chemists and computer scientists. The Company intends to expand its number of full-time equivalent employees and affiliates prior to the end of 1997. The Company believes that its relations with its employees are good. None of the Company's employees is represented by a union.

FACILITIES

  CuraGen's principal administrative offices are located in New Haven, Connecticut in a 26,000 square foot leased facility. The Company also leases an 8,000 square foot technology development laboratory at its original site in Branford, Connecticut, and a 4,000 square foot facility in Alachua, Florida. The Company also supports scientists at the University of California at Berkeley MicroFabrication laboratory. CuraGen believes that its facilities are adequate for the Company's operations and that suitable additional space will be available in New Haven, Branford and Alachua as needed.

LEGAL PROCEEDINGS

  The Company is not a party to any legal proceedings.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company, their ages as of October 1, 1997, and their positions with the Company are as follows:

Name                                   Age               Position
----                                   ---               --------
Jonathan M. Rothberg, Ph.D............  34 Chief Executive Officer, President
                                            and Chairman of the Board
Gregory T. Went, Ph.D.................  34 Executive Vice President and
                                            Director
David M. Wurzer, C.P.A................  39 Executive Vice President, Treasurer
                                            and Chief Financial Officer
Elizabeth A. Whayland, C.P.A..........  37 Director of Financial Management and
                                            Secretary
Peter A. Fuller, Ph.D.................  42 Vice President, Business Development
Stephen F. Kingsmore, M.B., Ch.B......  37 Vice President, Research
Vincent T. DeVita, Jr., M.D...........  62 Director

  Jonathan M. Rothberg, Ph.D. has served as Chief Executive Officer, President and Chairman of the Board of Directors of the Company since its formation in 1991. Dr. Rothberg received his B.S. in Chemical Engineering from Carnegie Mellon University and his M.S., M. Phil. and Ph.D. in Biology from Yale University.

  Gregory T. Went, Ph.D. has served as Executive Vice President of the Company since February 1997 and as a Director of the Company since October 1997. From September 1994 until February 1997, Dr. Went served as Vice President, Business Development of the Company. From the Company's formation until September 1994, Dr. Went served as Director of Structural Biology. Dr. Went received his B.S. in Chemical Engineering from Carnegie Mellon University and his Ph.D. in Chemical Engineering from the University of California, Berkeley.

  David M. Wurzer, C.P.A. has served as Executive Vice President, Treasurer and Chief Financial Officer of the Company since September 1997. From January 1991 to September 1997, Mr. Wurzer served as Senior Vice President and Chief Financial Officer and in other senior managerial positions for Value Health, Inc., a managed health care provider. Mr. Wurzer received his B.B.A. from the University of Notre Dame.

  Elizabeth A. Whayland, C.P.A. has served as Director of Financial Management since November 1994 and as Secretary of the Company since September 1997. From July 1982 to November 1994, Ms. Whayland served as a Senior Manager and in other staff and management positions with Deloitte & Touche. Ms. Whayland received her B.A. from Grove City College and her M.S.T. from the University of Hartford.

  Peter A. Fuller, Ph.D. has served as Vice President, Business Development of the Company since October 1997. From September 1983 to October 1997, Dr. Fuller served as Director, Technology Identification & Assessment, Director, Technology Access, Director, Technology Acquisition Group and Soybean Research Station Manager for Pioneer, a leading supplier of agricultural genetics. Dr. Fuller received his B.S. from California State University and his M.S. and Ph.D. from the University of Nebraska.

  Stephen F. Kingsmore, M.B., Ch.B. has served as Vice President, Research of the Company since October 1997. From July 1994 to October 1997, Dr. Kingsmore served as Assistant Professor at the University of Florida in its Department of Medicine, Division of Rheumatology and Clinical Immunology and at its Center for Mammalian Genetics. He also served as an Affiliate Assistant Professor at the University of Florida in its Department of Pathology and Laboratory Medicine from July 1994 to October 1997, and in its Department of Molecular Genetics and Microbiology from August 1996 to October 1997. From March 1988 to July 1994, he served in the positions of Postdoctoral Fellow, Intern, Resident and Fellow, Rheumatology at Duke University. Dr. Kingsmore received his M.B. and his Ch.B. from Queen's University, Belfast, United Kingdom.

  Vincent T. DeVita, Jr., M.D. has served as a Director of the Company since September 1995. Currently, he is Director of the Yale University Comprehensive Cancer Center, a position he has held since July 1993. From September 1988 to July 1993, Dr. DeVita served as Physician-in-Chief of the Memorial Sloane-Kettering Cancer Center. Prior to that, he served as Director of the National Cancer Institute from July 1980 to August 1988. Dr. DeVita received his B.S. from the College of William and Mary and his M.D. from the George Washington University School of Medicine.

  The Board of Directors of the Company is divided into three classes as nearly equal in number as possible. Each year the stockholders will elect the members of one of the three classes to a three-year term of office. Dr. DeVita serves in the class whose term expires in 1998; Dr. Went serves in the class whose term expires in 1999; and Dr. Rothberg serves in the class whose term expires in 2000.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors will establish a Compensation Committee and an Audit Committee in October 1997. The Audit Committee will oversee the engagement of the Company's independent accountants, review the annual financial statements and the scope of annual audits and consider matters relating to accounting policy and internal controls. The Compensation Committee will review, approve and make recommendations to the Board of Directors concerning the Company's compensation policies, practices and procedures for its executive officers. The Compensation Committee will also administer the Company's 1997 Employee, Director and Consultant Stock Plan (the "1997 Stock Plan") and the 1993 Stock Option and Incentive Award Plan (the "1993 Stock Plan"). See "--Stock Option Plans."

SCIENTIFIC ADVISORY BOARD

  In 1995, the Company established a Scientific Advisory Board to assist the Company in its research and development activities. The Scientific Advisory Board is comprised of several distinguished scientists from outside the Company who have significant accomplishments in areas of science and technology that are important to the Company's future. The following individuals are the current members of the Scientific Advisory Board:

  MEDICAL/MOLECULAR BIOLOGY

  Richard P. Lifton, M.D., Ph.D. serves as Chairman of the Company's Scientific Advisory Board. Dr. Lifton is Professor of Medicine, Genetics, Molecular Biophysics and Biochemistry at the Yale University School of Medicine where he also serves as Director of the Programs in Molecular Genetics and Cardiovascular Genetics. He also serves as Director of the Yale University Specialized Center of Research in Hypertension and as investigator of the Howard Hughes Medical Institute. Dr. Lifton received his B.A. from Dartmouth College and his M.D. and Ph.D. from Stanford University.

  Jose Costa, M.D. is Director of Anatomical Pathology and Vice-Chairman of Pathology at the Yale University School of Medicine, Deputy Director of the Yale University Comprehensive Cancer Center and Chief of Yale University's Program for Critical Technologies in Breast Oncology. Dr. Costa received his B.A. from Lycee Francais College International, Barcelona, Spain and his M.D. from the University of Barcelona Medical School.

  Pietro De Camilli, M.D. is Professor and former Director of Medical Studies in the Department of Cell Biology at the Yale University School of Medicine where he also serves as a member of the Executive Committee of the Yale University Diabetes Endocrinology Research Center. He is an investigator of the Howard Hughes Medical Institute and is a member of the National Advisory Committee of the Pew Scholars Program in the BioMedical Sciences. Dr. De Camilli received his M.D. from the University of Milano, Italy and carried out postdoctoral studies at the Yale University School of Medicine.

  BIOINFORMATICS

  Daniel Seligson, Ph.D. has held various senior management positions in the Technology and Manufacturing Group at Intel Corporation and currently serves at Intel as Manager of 300mm Process Equipment Development. Dr. Seligson received his B.S. from the Massachusetts Institute of Technology and his Ph.D. from the University of California, Berkeley.

  Lincoln D. Stein, M.D., Ph.D. has served as Director of Information Systems of the Company since September 1997. From December 1995 to July 1997, Dr. Stein was Director of Informatics Core at the Massachusetts Institute of Technology Whitehead Institute. Dr. Stein received his B.A. from The Johns Hopkins University and his M.D. and Ph.D. from Harvard Medical School.

  TECHNOLOGY AND AUTOMATION

  Harold G. Craighead, Ph.D. is Professor of Applied and Engineering Physics at Cornell University. From January 1988 to June 1995, he served as Director of the Cornell University Nanofabrication Facility. Dr. Craighead received his B.S. from the University of Maryland and his Ph.D. from Cornell University.

  Lynn W. Jelinski, Ph.D. is Director of both the Office of Economic Development and the Center for Advanced Technology in Biotechnology as well as a Professor of Engineering at Cornell University. Dr. Jelinski received her B.S. from Duke University and her Ph.D. from the University of Hawaii.

  Other than Dr. Stein, each of the Scientific Advisory Board members is employed by an employer other than the Company or is self-employed and may have commitments to, or consulting or advisory contracts with, other entities that may conflict or compete with his or her obligations to the Company. Generally, members of the Scientific Advisory Board are not expected to devote a substantial portion of their time to Company matters.

COMPENSATION OF DIRECTORS AND SCIENTIFIC ADVISORS

  Non-employee directors receive no directors' fees but are eligible to receive automatic grants of non-qualified stock options under the 1997 Stock Plan. Each non-employee director, upon first being elected or appointed to the
Board of Directors, will receive an option to purchase        shares of Common
Stock, which will vest as equally as possible over three years of service on the Board of Directors. Additionally, the 1997 Stock Plan provides for a grant to each non-employee director on the date of his or her reelection (provided that the director has served as a director since his or her initial election)
of an option to purchase       shares of Common Stock, which will vest as
equally as possible over three years of service on the Board of Directors. All automatic option grants to non-employee directors will have a term of ten years and an exercise price equal to the fair market value of the Common Stock on the date of grant. In addition, non-employee directors are reimbursed for travel costs and other out-of-pocket expenses incurred in attending each directors' meeting and committee meeting. See "--Stock Option Plans."

  Each member of the Scientific Advisory Board is paid a stipend of $1,000 per day, plus expenses for each day of service. In addition, members have received options to purchase shares of the Common Stock. These options were granted at various exercise prices and are exercisable at various dates through May 2007. Members of the Scientific Advisory Board may receive additional option grants from time to time.

  In May 1997, the Company entered into a Scientific Advisory Board Agreement with Richard P. Lifton, M.D. Ph.D. (the "SAB Agreement"). The SAB Agreement provides for Dr. Lifton to be retained as chairman of the Company's Scientific Advisory Board and as a consultant to the Company in the field of genomics. Dr. Lifton will not be required to spend more than 24 days each year providing services pursuant to the SAB Agreement. The initial term of the SAB Agreement is for a period of three years and can be extended for one-year periods. Either party may, however, terminate the SAB Agreement, with or without cause, by giving at least thirty days prior written notice to the other party.

  During the term of the SAB Agreement, and for a period of six months following the termination of the SAB Agreement, Dr. Lifton will not directly or indirectly be a founder of, serve as a member of the scientific board of, or act as an officer or employee of, or, without written permission of the Company, consult for any entity that provides biotechnology services or products or otherwise assists an entity or person in developing, producing, marketing or selling any biotechnology product or service. Dr. Lifton, may, however, continue to perform services and research on behalf of the Howard Hughes Medical Institute or Yale University School of Medicine. If the Company terminates the SAB Agreement without cause, the foregoing restrictions do not apply.

  Pursuant to the SAB Agreement, Dr. Lifton will receive a consulting fee of $1,000 for each day of services provided to the Company, as well as reimbursement for all reasonable and necessary expenses incurred in connection with his consulting services. Dr. Lifton has also received a stock option to purchase 86,250 shares of Common Stock at an exercise price of $4.10 per share.

EXECUTIVE COMPENSATION

  Summary Compensation. The following table presents certain information concerning compensation paid or accrued for services rendered to the Company in all capacities during the year ended December 31, 1996, for the chief executive officer and the other most highly compensated executive officers of the Company earning greater than $100,000 in the year ended December 31, 1996 (the "Named Executive Officer").

                          SUMMARY COMPENSATION TABLE


                                                      ANNUAL COMPENSATION
                                                  ------------------------------
                                                                    OTHER ANNUAL
NAME AND PRINCIPAL POSITION                        SALARY     BONUS COMPENSATION
---------------------------                       --------    ----- ------------
Jonathan M. Rothberg, Ph.D. ..................... $125,000(1) $--       $--
 Chief Executive Officer

--------
(1) From the Company's inception through September 30, 1996, Dr. Rothberg indefinitely deferred the payment of his salary on an interest-free basis. Accordingly, $93,750 of Dr. Rothberg's salary for the year ended December 31, 1996 has been deferred and $308,125 of Dr. Rothberg's salary has been deferred in the aggregate.

  Option Grants. There were no options granted by the Company during the year ended December 31, 1996 to the Named Executive Officer.

  Option Exercises and Year-End Option Values. The Named Executive Officer did not exercise any options during 1996 and did not hold any stock options at December 31, 1996.

EMPLOYMENT ARRANGEMENTS

  The Company has entered into letter agreements (collectively, the "Employment Letters") with the following executive officers: Dr. Went, Mr. Wurzer, Dr. Fuller and Dr. Kingsmore in February 1997, July 1997, August 1997, and August 1997, respectively. The Employment Letters do not specify a term of employment. Pursuant to the Employment Letters, Drs. Went and Kingsmore and Mr. Wurzer receive base salaries of $125,000 and Dr. Fuller receives a base salary of $115,000. Each Employment Letter also provides for a bonus, which the Board of Directors may, in its discretion, award from time to time. The Company has agreed that, upon the closing of this Offering, the Board of Directors will review Dr. Went's, Mr. Wurzer's, Dr. Fuller's and Dr. Kingsmore's compensation and provide an enhanced compensation package to each employee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  No executive officer of the Company will serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

STOCK OPTION PLANS

  1997 Stock Plan. The Company's 1997 Stock Plan was approved by the Company's Board of Directors and stockholders in October 1997. The 1997 Stock Plan provides for the issuance of stock options and stock grants ("Stock Rights")
to employees, directors and consultants of the Company. A total of     shares
of Common Stock have been reserved for issuance under the 1997 Stock Plan. No Stock Rights have been granted under the 1997 Stock Plan. The 1997 Stock Plan will be administered by the Compensation Committee of the Board of Directors. The Compensation Committee will have the authority to administer the provisions of the 1997 Stock Plan and to determine the persons to whom Stock Rights will be granted, the number of shares to be covered by each Stock Right and the terms and conditions upon which a Stock Right may be granted.

  Stock grants under the 1997 Stock Plan will be subject to such terms and conditions as the Compensation Committee deems to be appropriate and in the best interest of the Company. These terms may include conditions relating to the right of the Company to reacquire the shares subject to the Stock grant, including the time and events upon which such rights shall accrue, and the purchase price of the shares.

  Options granted under the 1997 Stock Plan may be either (i) options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or (ii) non-qualified stock options. The exercise price of options granted under the 1997 Stock Plan will be determined by the Compensation Committee, provided that, in the case of incentive stock options, the price will not be less than 100% of the fair market value of the Common Stock on the date of grant, or not less than 110% of the fair market value of the Common Stock on the date of grant if the optionee holds 10% or more of the voting stock of the Company. The 1997 Stock Plan also provides for the automatic grant of non-qualified options to non-employee directors of the Company. See "--Compensation of Directors and Scientific Advisors." An incentive stock option granted under the 1997 Stock Plan may be exercised after the termination of the optionholder's employment with the Company (other than by reason of death, disability or termination for "cause" as defined in the 1997 Stock Plan), to the extent exercisable on the date of termination, at any time prior to the earlier of the option's specified expiration date or 90 days after such termination. The Compensation Committee may specify the termination or cancellation provisions applicable to a non-qualified stock option. In the event of the optionholder's death or disability, both incentive stock options and non-qualified stock options generally may be exercised, to the extent exercisable on the date of death or disability, by the optionholder or the optionholder's survivors at any time prior to the earlier of the option's specified expiration date or one year from the date of death or disability. Generally, in the event of the optionholder's termination for cause, all outstanding and unexercised options are forfeited.

  If the Company is to be consolidated with or acquired by another entity in a merger, sale of all or substantially all of the Company's assets or otherwise (an "Acquisition"), the Compensation Committee or the board of directors of any entity assuming the obligations of the Company under the Plan shall, as to outstanding options under the plan, either (i) make appropriate provision for the continuation of such options by substituting, on an equitable basis, for the shares then subject to such options, the consideration payable with respect to the outstanding shares of Common Stock in connection with an Acquisition or securities of the successor or acquiring entity; or (ii) upon written notice to the optionholders, provide that all options must be exercised (either to the extent then exercisable or, at the discretion of the Compensation Committee, all options being made fully exercisable for purposes of such transaction) within a specified number of days of the date of such notice, at the end of which period the options shall terminate; or (iii) terminate all options in exchange for a cash payment equal to the excess of the fair market value of the shares subject to each such option (either to the extent then exercisable or, at the discretion of the Compensation Committee, all options being made fully exercisable for purposes of such transaction) over the exercise price thereof.

  1993 Stock Plan. The Company's 1993 Stock Plan was approved by the Company's Board of Directors and stockholders in December 1993 and subsequently amended by the Board of Directors in May 1997. The 1993 Stock Plan provides for the issuance of stock options and stock awards to employees and consultants of the Company and members of the Company's Board of Directors and Scientific Advisory Board. Of the 1,500,000 shares of Common Stock which were reserved for issuance under the 1993 Stock Plan, options to purchase 1,053,800 shares have been granted and are outstanding. The Company does not intend to grant any additional options or awards under the 1993 Stock Plan.

  Upon termination of service to the Company (other than by reason of death, disability or termination for "cause" as defined in the 1993 Stock Plan) an option granted under the 1993 Stock Plan is generally exercisable, to the extent exercisable on the date of termination, for up to three months following termination. In the event of the optionholder's death or disability, options generally may be exercised, to the extent exercisable on the date of death or disability, by the optionholder or the optionholder's survivors for up to one year from the date of death or disability. In the event of the optionholder's termination for cause, all outstanding and unexercised options are forfeited.

  If the Company is to be consolidated with or merged into another entity (such that the Company is not the surviving entity), or upon a sale of all or substantially all of the Company's assets or otherwise (a "Change in Control"), the Compensation Committee or the board of directors of any entity assuming the obligations of the Company under the plan shall, as to outstanding options, either (i) make appropriate provision for the continuation of such options by substituting, on an equitable basis, the shares then subject to such options for the consideration payable with respect to the outstanding shares of Common Stock in connection with a Change in Control or securities of the successor or acquiring entity; or (ii) upon written notice to the optionholders, provide that all options must be exercised (to the extent then exercisable) within a specified number of days of the date of such notice, at the end of which period the options shall terminate; or (iii) terminate all options in exchange for a cash payment equal to the excess of the fair market value of the shares subject to each such option (to the extent then exercisable) over the exercise price thereof.

  Additional Options. In addition to the options granted under the 1993 Stock Plan, the Company has granted options to purchase an aggregate of 570,000 shares of Common Stock pursuant to individual agreements with Company employees and consultants. These options incorporate the provisions of the 1993 Stock Plan to the extent such provisions are not inconsistent with the terms of those options.

LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION

  The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The Restated Certificate limits the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by Delaware law. See "Description of Capital Stock--Delaware Law and Certain Charter and Bylaw Provisions."

  The Restated Certificate provides mandatory indemnification rights to any officer or director of the Company who, by reason of the fact that he or she is an officer or director of the Company, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such officer or director in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL.

  There is no pending litigation or proceeding involving a director, officer, employee or agent of the Company in which indemnification by the Company will be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

                             CERTAIN TRANSACTIONS

  Since January 1, 1994, there has not been nor is there currently proposed, any transaction or series of similar transactions to which the Company was or is to be a party in which the amount involved exceeded or exceeds $60,000 and in which any director, executive officer, holder of more than 5% of the Common Stock of the Company or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest other than the transactions described below.

  In 1993, seven members of Dr. Rothberg's family, including Henry M. Rothberg and Lillian R. Rothberg, who are Dr. Rothberg's parents and five percent beneficial stockholders of the Company, and Michael J. Rothberg who is Dr. Rothberg's brother and a five percent beneficial stockholder of the Company, loaned $898,000 to the Company. On December 30, 1993, the notes evidencing these loans were canceled in exchange for 898,000 shares of Common Stock and two-year warrants to purchase 1,122,500 shares of Common Stock at an exercise price of $1.00 per share. In 1995, the Company modified these warrants to extend their terms from two years to seven years.

  In March 1997, the Company raised gross proceeds of approximately $1,750,000 by completing a private placement of 175,000 shares of Series B Preferred Stock with five investors at a price of $10.00 per share. In connection with this private placement, the Company issued five-year warrants to purchase 358,361 shares of Common Stock at an exercise price of $5.86 per share. Henry and Lillian Rothberg purchased 60,000 shares of such Series B Preferred Stock and were issued warrants to purchase 122,866 shares of Common Stock. Hemroc II Trust, a trust of which Michael J. Rothberg is a co-trustee, purchased 10,000 shares of Series B Preferred Stock and was issued warrants to purchase 20,478 shares of Common Stock. Gianpiero Molinari, the brother-in-law of Dr. Rothberg and Michael J. Rothberg and the son-in-law of Henry and Lillian Rothberg, purchased 5,000 shares of the Series B Preferred Stock and was issued warrants to purchase 10,239 shares of Common Stock.

  In March 1997, the Company raised gross proceeds of $11,787,202 by completing a private placement of 2,011,468 shares of Series C Convertible Preferred Stock (the "Series C Preferred Stock") with eleven investors at a price of $5.86 per share. In connection with this private placement, the Company also issued three-year warrants to purchase 366,894 shares of Common Stock at an exercise price of $9.00 per share to two investors who purchased 1,706,485 and 127,986 shares of Series C Preferred Stock, respectively. Henry and Lillian Rothberg purchased 34,130 shares of the Series C Preferred Stock. Quantum Industrial Partners LDC, a five percent beneficial stockholder of the Company, purchased 1,706,485 shares of the Series C Preferred Stock and was issued warrants to purchase 341,297 shares of Common Stock.

  In May 1997, Pioneer became a five percent beneficial stockholder of the Company, through the purchase of 1,000,000 shares of Series D Convertible Preferred Stock (the "Series D Preferred Stock") at a price of $7.50 per share. The Company and Pioneer also entered into a Collaborative Research and License Agreement related to the discovery and development of genes associated with plant growth and development. See "Business--Research Collaborations" for a description of this Agreement.

  Upon the closing of the Offering, all of the Company's 175,000 outstanding shares of Series B Preferred Stock will be redeemed by the Company. In addition, upon the closing of the Offering, as part of the Automatic Conversion, all of the Series C Preferred Stock and Series D Preferred Stock will convert into Common Stock on a one for one basis. The holders of the Series C Preferred Stock and the Series D Preferred Stock have been granted registration rights. See "Description of Capital Stock--Registration Rights" for a description of these rights.

  From September 1993 to July 1997, Michael J. Rothberg arranged a number of capital leases and purchases of equipment and supplies on behalf of the Company. The Company believes that these capital leases and purchases were on terms at least as favorable as would have been available from a third party. As compensation for these services, the Company granted stock options to Michael J. Rothberg as follows: in November 1994, an immediately exercisable stock option to purchase 15,000 shares of Common Stock at a price of $2.23 per share; and in March 1996, a stock option to purchase 35,800 shares of Common Stock at a price of $3.00 per share, which vests over a six-year period from the date of grant. Both options expire ten years from the date of grant.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information known to the Company regarding the beneficial ownership of Common Stock as of October 1, 1997 and as adjusted to reflect the sale of the shares offered hereby, by (i) each person known to the Company to be the beneficial owner of more than 5% of its outstanding shares of Common Stock, (ii) each director of the Company, (iii) each executive officer named in the Summary Compensation Table and (iv) all directors and executive officers of the Company as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock owned by them.

                                                  PERCENTAGE OF SHARES
                                                BENEFICIALLY OWNED(1)(2)
                                                ------------------------
                              NUMBER OF SHARES     BEFORE          AFTER
     BENEFICIAL OWNER        BENEFICIALLY OWNED THE OFFERING    THE OFFERING
     ----------------        ------------------ ------------    ------------
Jonathan M. Rothberg,
 Ph.D.(3)..................      3,592,000                40.5%              %
 c/o CuraGen Corporation
 555 Long Wharf Drive, 11th
  Floor
 New Haven, CT 06511
Quantum Industrial
 Partners, LDC (4).........      2,047,782                22.2%              %
 888 7th Avenue, 33rd Floor
 New York, NY 10106
Pioneer Hi-Bred
 International, Inc........      1,000,000                11.3%              %
 700 Capital Square
 400 Locust Street
 Des Moines, IA 50309
Henry M. Rothberg (5)......        944,496                10.3%              %
 c/o Law Offices of Marshal
  D. Gibson, P.C.
 152 Temple Street
 New Haven, CT 06510
Lillian R. Rothberg (6)....        944,496                10.3%              %
 c/o Law Offices of Marshal
  D. Gibson, P.C.
 152 Temple Street
 New Haven, CT 06510
Michael J. Rothberg (7)....        538,388                 5.9%              %
 c/o Law Offices of Marshal
  D. Gibson, P.C.
 152 Temple Street
 New Haven, CT 06510
Gregory T. Went, Ph.D.
 (8).......................        189,500                 2.1%              %
Vincent T. DeVita, Jr.,
 M.D. (9)..................         15,000                   *               %
All directors and executive
 officers as a group (7
 persons) (10).............      3,865,000                42.3%              %

--------
 *Less than 1%.
 (1) Shares of Common Stock that an individual or group has the right to acquire within 60 days of October 1, 1997 pursuant to the exercise of options or warrants are deemed to be outstanding for the purposes of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.
 (2) Percentage of ownership is based on 8,871,987 shares of Common Stock outstanding on October 1, 1997.

 (3) Includes 500,000 shares of Common Stock held by a limited partnership of which Dr. Rothberg is the sole general partner.
 (4) Includes 341,297 shares of Common Stock subject to currently exercisable warrants.
 (5) Includes (i) 61,433 shares of Common Stock subject to currently exercisable warrants, (ii) 350,000 shares of Common Stock and 187,500 shares of Common Stock subject to currently exercisable warrants held jointly with his wife, Lillian R. Rothberg, and (iii) 142,065 shares of Common Stock and 61,433 shares of Common Stock subject to currently exercisable warrants held by his wife, Lillian R. Rothberg. Mr. Rothberg disclaims beneficial ownership of the shares of Common Stock held by or which may be acquired by his wife.
 (6) Includes (i) 61,433 shares of Common Stock subject to currently exercisable warrants, (ii) 350,000 shares of Common Stock and 187,500 shares of Common Stock subject to currently exercisable warrants held jointly with her husband, Henry M. Rothberg, and (iii) 142,065 shares of Common Stock and 61,433 shares of Common Stock subject to currently exercisable warrants held by her husband, Henry M. Rothberg. Mrs. Rothberg disclaims beneficial ownership of the shares of Common Stock held by or which may be acquired by her husband.
 (7) Includes (i) 108,750 shares of Common Stock subject to currently exercisable warrants, (ii) 22,160 shares of Common Stock subject to currently exercisable options, and (iii) 100,000 shares of Common Stock and 145,478 shares of Common Stock subject to currently exercisable warrants all held by Hemroc Trust II of which Michael J. Rothberg is a co-trustee with his sister, Celia Rothberg Meadow.
 (8) Consists of 189,500 shares of Common Stock subject to currently exercisable options of which 10,500 shares are held by trusts for the benefit of Dr. Went's wife and children. Dr. Went's wife is a co-trustee of the trusts, and Dr. Went disclaims beneficial ownership of such 10,500 shares. Does not include an additional 220,500 shares subject to options which are not currently exercisable.
 (9) Consists of 15,000 shares of Common Stock subject to currently exercisable options.
(10) Includes 10,000 shares of Common Stock subject to currently exercisable options held by Peter A. Fuller, 20,000 shares of Common Stock subject to currently exercisable options held by Stephen F. Kingsmore, 18,500 shares of Common Stock subject to currently exercisable options held by Elizabeth A. Whayland, and 20,000 shares of Common Stock subject to currently exercisable options held by David M. Wurzer. See also footnotes 7 and 8 above.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, par value of $.01 per share ("Common Stock"), and 3,000,000 shares of preferred stock, par value of $.01 per share ("Preferred Stock").
Upon completion of the Offering, there will be      shares of Common Stock and
no shares of Preferred Stock outstanding. As of September 30, 1997, there were 8,871,987 shares of Common Stock outstanding, held of record by 31 stockholders. In addition, as of September 30, 1997, there were outstanding options to purchase 1,623,800 shares of Common Stock and warrants to purchase 1,583,866 shares of Common Stock.

COMMON STOCK

  The holders of Common Stock are entitled one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to the rights and preferences of the holders of any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends as are declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock have the right to a ratable portion of assets remaining after the payment of all debts and other liabilities, subject to the liquidation preferences of the holders of any outstanding Preferred Stock. Holders of Common Stock have neither preemptive rights nor rights to convert their Common Stock into any other securities and are not subject to future calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the shares offered hereby upon issuance and sale will be, fully paid and non-assessable. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of Preferred Stock that the Company may designate and issue in the future.

  Upon the closing of the Offering, certain redemption rights relating to 394,031 shares of Redeemable Common Stock will terminate. See Note 6 of Notes to Financial Statements for a description of the Redeemable Common Stock.

PREFERRED STOCK

  Upon the closing of the Offering, all of the outstanding shares of the Company's Series A Convertible Preferred Stock (the "Series A Preferred Stock"), Series C Convertible Preferred Stock (the "Series C Preferred Stock"), Series D Convertible Preferred Stock (the "Series D Preferred Stock") and Series E Convertible Preferred Stock (the "Series E Preferred Stock") will be converted into 3,418,635 shares of Common Stock pursuant to the Automatic Conversion. In addition, all of the outstanding shares of Series B Preferred Stock will be redeemed. The Preferred Stock so converted and redeemed will be retired and may not be reissued. See Notes 5 and 6 of Notes to Financial Statements for a description of the Preferred Stock. The Board of Directors is authorized, subject to certain limitations prescribed by Delaware law, without further action by the stockholders, to issue shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series. The Company believes that the power to issue Preferred Stock will provide flexibility in connection with possible corporate transactions. The issuance of Preferred Stock, however, could adversely affect the voting power of holders of Common Stock and restrict their rights to receive payments upon liquidation. It could also have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

REGISTRATION RIGHTS

  Following this Offering, the holders of 3,610,510 shares of Common Stock, including 3,318,635 shares of Common Stock issuable upon conversion of the Series A Preferred Stock, Series C Preferred Stock and Series D

Preferred Stock, and holders of warrants to purchase a total of 366,894 shares of Common Stock will have certain rights to cause the Company to register those shares under the Securities Act at any time after the first anniversary of the closing date of this Offering (except that 291,875 shares of Common Stock can be registered immediately after the closing of this Offering). Thereafter, the Company may be required to effect up to two registrations requested by the former holders of the Series A Preferred Stock, two registrations requested by the persons who formerly held the Series C Preferred Stock and who hold the warrants to purchase 366,894 shares of Common Stock, two registrations requested by the former holder of the Series D Preferred Stock and one registration requested by the holder of 291,875 shares of Common Stock. In addition, following this Offering, the foregoing holders, along with the former holder of 100,000 shares of Common Stock issuable upon conversion of the Series E Preferred Stock, will have certain rights to cause the Company to register their shares on Form S-3 under the Securities Act at any time after the first anniversary of the closing date of this Offering. There is no limit to the number of Form S-3 registrations that the Company may be required to effect. Stockholders not part of the initial registration demand are entitled to notice of such registration and are entitled to include shares of Common Stock therein. These registration rights are subject to certain conditions and limitations, including (i) the right, under certain circumstances, of the underwriters of an offering to limit the number of shares included in such registration and (ii) the right of the Company to delay the filing of a registration statement for not more than 180 days after receiving the registration demand.

  In addition, if the Company proposes to register any of its equity securities under the Securities Act, whether or not for sale for its own account, other than in connection with a Company employee benefit plan, the foregoing holders of 3,710,510 shares of Common Stock and warrants to purchase 366,894 shares of Common Stock, along with the holder of warrants to purchase 21,111 shares of Common Stock, are entitled to notice of such registration and are entitled to include their Common Stock therein. These rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration under certain circumstances and the right of the Company to delay or withdraw any such registration.

  All expenses incurred in connection with such registrations (other than underwriters' discounts and commissions and stock transfer fees or expenses) and the fees and expenses of a single counsel to the selling stockholders will be borne by the Company. The right of any holder to demand or be included in any registration terminates on the date on which such holder may sell all shares of Common Stock held by such holder under Rule 144 of the Securities Act (except that the demand rights with respect to the 291,875 shares of Common Stock held by one holder will only terminate when such shares are sold to the public).

DELAWARE LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

  Upon the consummation of the Offering made hereby, the Company will be subject to the provisions of Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a "business combination" is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

  The Board of Directors of the Company is divided into three classes as nearly equal in number as possible. Each year the stockholders will elect the members of one of the three classes to a three year term of office. Dr. DeVita serves in the class whose term expires in 1998; Dr. Went serves in the class whose term expires in 1999; and Dr. Rothberg serves in the class whose term expires in 2000. All directors elected to the Company's classified Board of Directors will serve until the election and qualification of their successors or their earlier resignation or removal. The Board of Directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which such new position is assigned, and the person filling such position would serve for the term applicable to that class. The Board of Directors (or its remaining members, even though less than a quorum) is also empowered to fill vacancies on the Board of Directors occurring for any reason for the remainder of the term of the class of Directors in which the vacancy occurred. Members of the Board of Directors may only be removed for cause. These provisions are likely to increase the time required for stockholders to change the composition of the Board of Directors. For example, in general, at least two annual meetings will be necessary for stockholders to effect a change in a majority of the members of the Board of Directors.

  The Company's Amended and Restated Bylaws (the "Restated Bylaws"), provide that, for nominations to the Board of Directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice thereof in writing to the Secretary of the Company. To be timely, a stockholder's notice generally must be delivered not less than sixty days nor more than ninety days prior to the annual meeting. If the meeting is not an annual meeting, the notice must generally be delivered not more than ninety days prior to the special meeting and not later than the later of sixty days prior to the special meeting or ten days following the day on which public announcement of the meeting is first made by the Company. Only such business shall be conducted at a special meeting of stockholders as is brought before the meeting pursuant to the Company's notice of meeting. The notice by a stockholder must contain, among other things, certain information about the stockholder delivering the notice and, as applicable, background information about the nominee or a description of the proposed business to be brought before the meeting.

  The Restated Certificate also requires that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Special meetings may be called only by the Board of Directors of the Company pursuant to a resolution adopted by a majority of the total number of directors authorized.

  The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless the corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. The Restated Certificate requires the affirmative vote of the holders of at least 70% of the outstanding voting stock of the Company to amend or repeal any of the provisions discussed in this section entitled "Delaware Law and Certain Charter and Bylaw Provisions" or to reduce the number of authorized shares of Common Stock and Preferred Stock. Such 70% vote is also required for any amendment to or repeal of the Restated Bylaws by the stockholders. The Restated Bylaws may also be amended or repealed by a majority vote of the Board of Directors. Such 70% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any Preferred Stock that might then be outstanding.

  The provisions of the Restated Certificate and Restated Bylaws discussed above could make more difficult or discourage a proxy contest or other change in the management of the Company or the acquisition or attempted acquisition of control by a holder of a substantial block of the Company's stock. It is possible that such provisions could make it more difficult to accomplish, or could deter, transactions which stockholders may otherwise consider to be in their best interests.

  As permitted by the DGCL, the Restated Certificate provides that Directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of their fiduciary duties as Directors, except for liability (i) for any breach of their duty of loyalty to the Company and its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided in Section 174 or successor provisions of the DGCL or
(iv) for any transaction from which the Director derives an improper personal benefit.

  The Restated Certificate and Restated Bylaws provide that the Company shall indemnify its Directors and officers to the fullest extent permitted by Delaware law (except in some circumstances, with respect to suits initiated by the Director or officer) and advance expenses to such Directors or officers to defend any action for which rights of indemnification are provided. In addition, the Restated Certificate and Restated Bylaws also permit the Company to grant such rights to its employees and agents. The Restated Bylaws also provide that the Company may enter into indemnification agreements with its Directors and officers and purchase insurance on behalf of any person whom it is required or permitted to indemnify. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as Directors, officers and employees.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock will be American Stock Transfer & Trust Company. The transfer agent's telephone number is (212) 936-5100.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offering there has been no market for the Common Stock of the Company. The Company can make no prediction as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the Common Stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices. See "Risk Factors--Shares Eligible for Future Sale."

  Upon completion of the Offering, the Company expects to have     shares of
Common Stock outstanding (excluding 1,623,800 and 1,583,866 shares reserved for issuance upon the exercise of outstanding stock options and warrants,
respectively) (    shares of Common Stock outstanding if the Underwriters'
over-allotment option is exercised in full). Of these shares, the     shares
offered hereby will be freely tradable without restrictions or further registration under the Securities Act, except for any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations imposed by Rule 144, as described below.

  All of the remaining 8,871,987 shares of Common Stock outstanding will be "restricted securities" within the meaning of Rule 144 and may not be resold in the absence of registration under the Securities Act, or pursuant to exemptions from such registration including, among others, the exemption provided by Rule 144 under the Securities Act. Of the restricted securities, 567,731 shares are eligible for sale in the public market immediately after the Offering pursuant to Rule 144(k) under the Securities Act. A total of 1,269,167 additional restricted securities will be eligible for sale in the public market in accordance with Rule 144 under the Securities Act beginning 90 days after the date of this Prospectus. Taking into consideration the effect of the lock-up agreements described below and the provisions of Rules
144 and 144(k),     restricted shares will be eligible for sale in the public
market immediately after the Offering,     restricted shares (excluding
and     shares issuable upon the exercise of outstanding stock options and warrants, respectively) will be eligible for sale beginning 90 days after the date of this Prospectus, and the remaining restricted shares will be eligible for sale upon the expiration of the lock-up agreements 180 days after the date of this Prospectus, subject to the provisions of Rule 144 under the Securities Act.

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are required to be aggregated) whose restricted securities have been outstanding for at least one year, including a person who may be deemed an "affiliate" of the Company, may only sell a number of shares within any three-month period which does not exceed the greater of (i) one percent of the then outstanding shares of the
Company's Common Stock (approximately     shares after the Offering) or (ii)
the average weekly trading volume in the Company's Common Stock in the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. A person who is not an affiliate of the issuer, has not been an affiliate within three months prior to the sale and has owned the restricted securities for at least two years is entitled to sell such shares under Rule 144(k) without regard to any of the limitations described above.

  Beginning 90 days after the date of this Prospectus, certain shares issued or issuable upon the exercise of options granted by the Company prior to the date of this Prospectus will also be eligible for sale in the public market pursuant to Rule 701 under the Securities Act. In general, Rule 701 permits resales of shares issued pursuant to certain compensatory benefit plans and contracts, commencing 90 days after the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, in reliance upon Rule 144, but without compliance with certain restrictions of Rule 144, including the holding period requirements. As of September 30, 1997, the Company has granted options covering 1,623,800 shares of Common Stock which have not been exercised and which become exercisable at various times in the future. Any shares of Common Stock issued upon the exercise of these options will be eligible for sale pursuant to Rule 701.

  The executive officers and directors and certain other existing stockholders
of the Company, who beneficially own in the aggregate     shares of Common
Stock and options to purchase     shares of

Common Stock, have agreed that they will not, without the prior written consent of Morgan Stanley & Co. Incorporated (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or
(ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, for a period of 180 days after the date of the Prospectus.

  Upon completion of this Offering, the holders of 3,710,000 shares of Common Stock and warrants to purchase 388,005 shares of Common Stock are entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock--Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates) immediately upon the effectiveness of such registration. All of the Company's executive officers and directors and certain other existing stockholders who beneficially own in the aggregate
    shares of Common Stock and options to purchase     shares of Common Stock
have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, they will not, for a period of 180 days after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security exercisable for Common Stock.

                                 UNDERWRITERS

  Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), for whom Morgan Stanley & Co. Incorporated, Lehman Brothers Inc. and Bear, Stearns & Co. Inc. are serving as Representatives (the "Representatives"), have severally agreed to purchase, and the Company has agreed to sell to the Underwriters, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                        NUMBER
                                    NAME                               OF SHARES
                                    ----                               ---------
      Morgan Stanley & Co. Incorporated...............................
      Lehman Brothers Inc. ...........................................
      Bear, Stearns & Co. Inc.........................................
                                                                          ---
        Total.........................................................
                                                                          ===

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Common Stock offered hereby (other than those covered by the overallotment option described below) if any such shares are taken.

  The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which represents a
concession not in excess of $    a share under the public offering price. Any
Underwriter may allow, and such dealers may reallow, a concession not in
excess of $    a share to other Underwriters or to certain other dealers.
After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Company has granted the Underwriters an option, exercisable for 30 days
from the date of the Prospectus, to purchase up to     additional shares of
Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby.

  See "Shares Eligible for Future Sale" for a description of certain arrangements by which all of the Company's executive officers and directors and certain other existing stockholders have agreed not to sell or otherwise dispose of Common Stock or convertible securities of the Company for up to 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. The Company has agreed in the Underwriting Agreement that it will not, directly or indirectly, without the prior written consent of Morgan Stanley & Co. Incorporated, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exchangeable for Common Stock, for a period of 180 days after the date of this Prospectus, except under certain circumstances.

  In March 1997, Frederick Frank, Vice Chairman of Lehman Brothers, purchased 100,000 shares of Series B Preferred Stock for a purchase price of $10.00 per share, or an aggregate of $1,000,000. Upon the closing of the Offering, all of Mr. Frank's 100,000 shares of Series B Preferred Stock will be redeemed by the Company. In addition, Mr. Frank received a warrant to purchase 204,778 shares of Common Stock at $5.86 per share.

  At the request of the Company, the Underwriters have reserved for sale at
the initial public offering price up to     shares offered hereby for
officers, directors, employees and certain other persons associated with the Company. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

  The Representatives have informed the Company that the Underwriters do not intend to confirm sales in excess of five percent of the total number of shares of Common Stock offered hereby to accounts over which they exercise discretionary authority.

  The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  Application has been made to list the Common Stock for quotation on the Nasdaq National Market under the symbol "CRGN."

  In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover overallotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may cease any of these activities at any time.

PRICE OF THE OFFERING

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiations between the Company and the Representatives of the Underwriters. Among the factors considered in determining the initial public offering price will be the future prospects of the Company and its industry in general; net revenue, earnings and certain other financial and operating information of the Company in recent periods; and certain ratios, market prices of securities and certain financial operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this Prospectus is subject to change as a result of market conditions or other factors.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111 and for the Underwriters by Ropes & Gray, One International Place, Boston, Massachusetts 02110. Members of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. own an aggregate of 20,486 shares of Common Stock and warrants to purchase 15,000 shares of Common Stock.

                                    EXPERTS

  The financial statements of CuraGen Corporation included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein. These financial statements have been included herein in reliance upon the report of said firm given upon their authority as experts in accounting and auditing.

  The statements in this Prospectus under the captions "Risk Factors--Patents and Proprietary Rights; Third-Party Rights" and "Business--Intellectual Property" relating to United States patent matters have been passed upon by Pennie & Edmonds LLP, 1155 Avenue of the Americas, New York, New York 10036, patent counsel to the Company. Members of Pennie & Edmonds LLP own an aggregate of 42,673 shares of Common Stock.


                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus, which is part of the Registration Statement, omits certain information, exhibits, schedules and undertakings set forth in the Registration Statement. For further information pertaining to the Company and the Common Stock, reference is made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents or provisions of any documents referred to herein are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the Registration Statement, reference is made to the exhibit so filed. The Registration Statement may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the Registration Statement may be obtained from the Commission at prescribed rates from the Public Reference Section of the Commission at such address, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

                                   GLOSSARY

Base The four chemical building blocks, represented by the letters A, C, G and T, that compose DNA.

Bioinformatics                 Computer software to assist in the acquisition
                               and analysis of information relating to genes, proteins, biological pathways and drugs.

Chromosome
                               The physical structures in cells containing large stretches of DNA (hundreds of millions of bases) and the information for thousands of genes.

DNA The molecule that encodes genetic information through the sequence of four constituent bases.

DNA Sequence
                               The precise order of bases for a DNA fragment, a gene, a chromosome or an entire genome.

Fluorescent Label              A molecule attached to a gene fragment that
                               emits light when stimulated by a laser. The emitted light is detected to measure the quantity of labeled gene fragments.

Gel Electrophoresis
                               A laboratory process using a gel matrix and an electric field to determine the size (in number of bases) of a DNA molecule.

Gene The fundamental unit of heredity. A gene is a specific sequence of bases (usually thousands to tens of thousands of bases) located in a specific location on a particular chromosome. Genes are transcribed to produce multiple molecules of mRNA which are then translated to produce multiple copies of a specific protein.

Gene Expression
                               The process used by a cell to determine which proteins to produce. The number of copies of a particular protein produced by a cell is determined primarily by the number of copies of the mRNA which encodes it.

Gene Expression Analysis       The process of correlating the expression
                               levels of individual genes (in terms of the number of copies of mRNA present for a gene) with cellular behavior as a cause or result of disease, in response to drug treatment, or over time.

Gene Fragment
                               A physical piece of a gene (in a test tube or electrophoresis gel) containing on the order of 50 to 500 bases.

Gene Mapping                   Determining the position of a gene (or gene
                               fragment) on a chromosome.

Genome All the bases in all the genes on all the chromosomes of a species. The human genome contains over 3 billion bases.

Genomics
                               The comprehensive study of all genes and their function in biological pathways.

Hybridization
                               Determining the sequence of bases in a gene fragment by measuring its ability to pair with trial complementary gene fragments.

mRNA A messenger molecule that serves as the intermediate between the stretch of DNA that contains a gene and the final protein that the gene encodes.

Mutation A change (usually deleterious, but in some cases protective) in the DNA of a gene. Mutations can be inherited.

Pathways Networks of protein interactions used to carry out biological functions including metabolism and signal transduction.

Pharmacogenomics               The study of genes and biological pathways to
                               predict the efficacy and safety of drug
                               candidates, review the performance and safety of marketed drugs and identify appropriate patient populations.

Protein A molecule composed of amino acids arranged in a sequence determined by a gene. The types and numbers of proteins produced by a cell are determined by the expression levels of individual genes. Proteins are required for the structure, function and regulation of the body's cells, tissues, and organs. Each protein has a unique function and can act in biological pathways.

Quantitative Expression        CuraGen's technology that accurately and
 Analysis                      precisely measures the expression levels of the
                               different mRNA molecules present in a cell.

Sequencing                     The process of determining the identity and
                               precise order of all the bases in a piece (or fragment) of DNA.

Signal Transduction            One of the processes through which cells
                               communicate. In a typical signal transduction pathway, a signal in the form of a protein is secreted from one cell and binds to a cell-surface receptor on another cell. The signal is transduced by downstream pathways in the second cell to affect its gene expression and the activities of its biological pathways.

Subsequence                    A small number of bases (4 to 8) of fixed
                               sequence used to tag longer stretches of DNA that constitute a gene. ATCGATC is an example of a subsequence of 7 bases.

Subsequence Pair               A pair of sub-sequences that are used to tag
                               genes. The existence of both subsequences within a gene, together with the distance in bases between the pair, serves in GeneCalling like an area code plus a phone number to identify a gene uniquely.

                              CURAGEN CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Independent Auditors' Report..............................................  F-2
Balance Sheets, December 31, 1995 and 1996 and June 30, 1997 (unaudited)..  F-3
Statements of Operations for the Years Ended December 31, 1994, 1995 and
 1996
 and for the Six Months Ended June 30, 1996 and 1997 (unaudited)..........  F-4
Statements of Changes in Stockholders' Equity (Deficiency) for the Years
 Ended
 December 31, 1994, 1995 and 1996 and for the Six Months Ended June 30,
 1997 (unaudited).........................................................  F-5
Statements of Cash Flows for the Years Ended December 31, 1994, 1995 and
 1996
 and for the Six Months Ended June 30, 1996 and 1997 (unaudited)..........  F-6
Notes to Financial Statements.............................................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
CuraGen Corporation
New Haven, Connecticut

  We have audited the accompanying balance sheets of CuraGen Corporation (the "Company") as of December 31, 1995 and 1996, and the related statements of operations, changes in stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

  The Company was in the development stage at December 31, 1995; during the year ended December 31, 1996, the Company completed its development activities, with the signing of its first collaborative research agreement, and commenced its planned principal operations.

DELOITTE & TOUCHE LLP
Hartford, Connecticut
September 12, 1997

                              CURAGEN CORPORATION

                                BALANCE SHEETS

                                                        DECEMBER 31,
                                                   ------------------------   JUNE 30,
                                                      1995         1996         1997
                                                   -----------  -----------  -----------
                                                                             (UNAUDITED)
                     ASSETS
Current assets:
 Cash and cash equivalents.......................  $     9,129  $ 3,298,642  $21,271,408
 Grants receivable...............................      205,456      466,089    1,218,643
 Accounts receivable.............................          --       200,000      100,000
 Stock subscriptions receivable..................      100,000      100,000          --
 Other current assets............................       15,086       13,031        2,000
 Prepaid expenses................................       12,483       22,951       78,003
                                                   -----------  -----------  -----------
   Total current assets..........................      342,154    4,100,713   22,670,054
                                                   -----------  -----------  -----------
Property and equipment, net......................      635,172    1,471,496    3,493,446
                                                   -----------  -----------  -----------
Other assets:
 Note receivable--related party..................          --           --        50,000
 Deferred real estate commissions, net...........          --           --        65,951
 Deferred financing costs, net...................       14,526       11,670          --
 Organization costs, net.........................        4,000        2,000        1,000
 Deposits........................................       10,964       67,512      121,004
                                                   -----------  -----------  -----------
   Total other assets............................       29,490       81,182      237,955
                                                   -----------  -----------  -----------
     Total assets................................  $ 1,006,816  $ 5,653,391  $26,401,455
                                                   ===========  ===========  ===========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
 Accounts payable................................  $    40,540  $   351,997  $   718,025
 Accrued payroll--related party..................      214,375      308,125      308,125
 Accrued expenses................................      300,293      574,630      248,501
 Deferred revenue................................      265,079          --       565,000
 Current portion of obligations under capital
  leases.........................................      129,636      391,923      686,182
 Deferred rent...................................       17,246          --           --
                                                   -----------  -----------  -----------
   Total current liabilities.....................      967,169    1,626,675    2,525,833
                                                   -----------  -----------  -----------
Long-term liabilities:
 Deferred rent...................................          --           --       119,767
 Note payable....................................      487,242      509,425          --
 Interest payable................................      145,183      221,014       21,000
 Obligations under capital leases, net of current
  portion........................................      265,266      752,162    1,443,847
                                                   -----------  -----------  -----------
   Total long-term liabilities...................      897,691    1,482,601    1,584,614
                                                   -----------  -----------  -----------
Commitments and contingencies
Redeemable common stock..........................      914,063    1,142,579    1,536,722
                                                   -----------  -----------  -----------
Stockholders' equity (deficiency):
 Preferred stock:
 Series A Preferred..............................          --     1,800,000          --
 Series B Preferred..............................          --     1,390,772    1,424,984
 Common stock; $.01 par value, issued and
  outstanding shares 4,919,575 at December 31,
  1995, 5,019,575 at December 31, 1996, and
  8,477,956 at June 30, 1997 (unaudited).........       49,196       50,196       84,779
 Additional paid-in capital......................      645,237    1,023,267   23,760,412
 Accumulated deficit.............................   (2,466,540)  (2,862,699)  (4,515,889)
                                                   -----------  -----------  -----------
   Total stockholders' equity (deficiency).......   (1,772,107)   1,401,536   20,754,286
                                                   -----------  -----------  -----------
     Total liabilities and stockholders' equity
      (deficiency)...............................  $ 1,006,816  $ 5,653,391  $26,401,455
                                                   ===========  ===========  ===========

                      See notes to financial statements.

                              CURAGEN CORPORATION

                            STATEMENTS OF OPERATIONS

                                                                 SIX MONTHS ENDED
                              YEARS ENDED DECEMBER 31,               JUNE 30,
                          ----------------------------------  -----------------------
                             1994        1995        1996        1996        1997
                          ----------  ----------  ----------  ----------  -----------
                                                                   (UNAUDITED)
Revenue:
 Grant revenue..........  $  257,536  $1,581,175  $4,047,947  $1,428,595  $ 1,891,049
 Collaboration revenue..         --          --      375,000         --       988,583
                          ----------  ----------  ----------  ----------  -----------
 Total revenue..........     257,536   1,581,175   4,422,947   1,428,595    2,879,632
                          ----------  ----------  ----------  ----------  -----------
Operating expenses:
 Research and
  development...........     647,640   1,466,375   3,516,035   1,143,947    3,640,767
 General and
  administrative........     525,671     961,815   1,140,325     405,340      980,566
                          ----------  ----------  ----------  ----------  -----------
 Total operating
  expenses..............   1,173,311   2,428,190   4,656,360   1,549,287    4,621,333
                          ----------  ----------  ----------  ----------  -----------
Loss from operations....    (915,775)   (847,015)   (233,413)   (120,692)  (1,741,701)
                          ----------  ----------  ----------  ----------  -----------
Other income (expenses):
 Interest income........      20,544      12,306      20,848         271      237,826
 Interest expense.......     (60,798)   (106,035)   (183,594)    (72,823)    (149,315)
                          ----------  ----------  ----------  ----------  -----------
 Total other income
  (expenses)............     (40,254)    (93,729)   (162,746)    (72,552)      88,511
                          ----------  ----------  ----------  ----------  -----------
Net loss................    (956,029)   (940,744)   (396,159)   (193,244)  (1,653,190)
Preferred dividends.....         --          --      (17,106)        --       (34,212)
                          ----------  ----------  ----------  ----------  -----------
Net loss attributable to
 common stockholders....  $ (956,029) $ (940,744) $ (413,265) $ (193,244) $(1,687,402)
                          ==========  ==========  ==========  ==========  ===========
Net loss per share
 attributable to common
 stockholders...........  $    (0.17) $    (0.16) $    (0.07) $    (0.03) $     (0.22)
                          ==========  ==========  ==========  ==========  ===========
Weighted average number
 of shares of common
 stock outstanding......   5,474,287   5,708,117   5,890,104   5,864,485    7,674,324
                          ==========  ==========  ==========  ==========  ===========
Pro forma net loss per
 share attributable to
 common stockholders....                          $    (0.07)             $     (0.22)
                                                  ==========              ===========
Pro forma weighted
 average number of
 shares of common stock
 outstanding............                           5,892,629                7,674,324
                                                  ==========              ===========


                       See notes to financial statements.

                              CURAGEN CORPORATION

           STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996 AND THE SIX MONTHS ENDED JUNE 30,
                                      1997

                                                   COMMON
                                         NUMBER     STOCK     NUMBER                  ADDITIONAL
                                           OF     ($.01 PAR     OF       PREFERRED      PAID-IN    ACCUMULATED
                                         SHARES    VALUE)     SHARES       STOCK        CAPITAL      DEFICIT       TOTAL
                                        --------- --------- ----------  ------------  -----------  -----------  -----------
JANUARY 1, 1994.......................  4,590,000  $45,900         --            --   $ 1,052,100  $  (569,767) $   528,233
Exercise of common stock warrants.....    210,000    2,100         --            --       207,900          --       210,000
Adjustment of redeemable common
 stock................................        --       --          --            --      (575,973)         --      (575,973)
Net loss..............................        --       --          --            --           --     (956,)029)    (956,029)
                                        ---------  -------  ----------  ------------  -----------  -----------  -----------
DECEMBER 31, 1994.....................  4,800,000   48,000         --            --       684,027   (1,525,796)    (793,769)
Issuance of common stock..............     19,575      196         --            --        45,023          --        45,219
Exercise of common stock warrants.....    100,000    1,000         --            --        99,000          --       100,000
Adjustment of redeemable common
 stock................................        --       --          --            --      (182,813)         --      (182,813)
Net loss..............................        --       --          --            --           --      (940,744)    (940,744)
                                        ---------  -------  ----------  ------------  -----------  -----------  -----------
DECEMBER 31, 1995.....................  4,919,575   49,196         --            --       645,237   (2,466,540)  (1,772,107)
Exercise of common stock warrants.....    100,000    1,000         --            --       151,000          --       152,000
Issuance of preferred stock--
 Series A.............................        --       --      307,167  $  1,800,000          --           --     1,800,000
Issuance of preferred stock with
 warrants--Series B...................        --       --      175,000     1,373,666      376,334          --     1,750,000
Issuance of options to non-employees..        --       --          --            --        96,318          --        96,318
Preferred stock dividends.............        --       --          --         17,106      (17,106)         --           --
Adjustment of redeemable common
 stock................................        --       --          --            --      (228,516)         --      (228,516)
Net loss..............................        --       --          --            --           --      (396,159)    (396,159)
                                        ---------  -------  ----------  ------------  -----------  -----------  -----------
DECEMBER 31, 1996.....................  5,019,575   50,196     482,167     3,190,772    1,023,267   (2,862,699)   1,401,536
Unaudited:
 Issuance of common stock.............     39,746      397         --            --       162,561          --       162,958
 Issuance of preferred stock with
  warrants--Series C..................        --       --    2,011,468    11,787,202          --           --    11,787,202
 Issuance of preferred stock--
  Series D............................        --       --    1,000,000     7,500,000          --           --     7,500,000
 Issuance of preferred stock--
  Series E............................        --       --      100,000     1,000,001          --           --     1,000,001
 Issuance of options to non-employees..       --       --          --            --       116,989          --       116,989
 Issuance of warrants--capital lease
  obligations.........................        --       --          --            --        10,486          --        10,486
 Preferred stock dividends............        --       --          --         34,212      (34,212)         --           --
 Adjustment of redeemable common
  stock...............................        --       --          --            --       428,304          --       428,304
 Adjustment to reflect automatic
  conversion of preferred stock.......  3,418,635   34,186  (3,418,635)  (22,087,203)  22,053,017          --           --
 Net loss.............................        --       --          --            --           --    (1,653,190)  (1,653,190)
                                        ---------  -------  ----------  ------------  -----------  -----------  -----------
JUNE 30, 1997 (UNAUDITED).............  8,477,956  $84,779     175,000  $  1,424,984  $23,760,412  $(4,515,889) $20,754,286
                                        =========  =======  ==========  ============  ===========  ===========  ===========

                       See notes to financial statements.

                              CURAGEN CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                             SIX MONTHS ENDED
                            YEARS ENDED DECEMBER 31,             JUNE 30,
                         --------------------------------  ----------------------
                           1994       1995        1996       1996        1997
                         ---------  ---------  ----------  ---------  -----------
                                                                (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Net loss..............  $(956,029) $(940,744) $ (396,159) $(193,244) $(1,653,190)
 Adjustments to
  reconcile net loss to
  net cash (used in)
  provided by operating
  activities:
 Depreciation and
  amortization.........    127,632    223,626     366,283    133,903      537,651
 Non-monetary
  compensation to non-
  employees............        --         --       96,318     32,879      116,989
 Changes in assets and
  liabilities:
  Grants receivable....        --    (205,456)   (260,633)  (130,796)    (752,554)
  Accounts receivable..        --         --     (200,000)       --       100,000
  Other current
   assets..............        --     (15,086)      2,055     (1,000)      11,031
  Prepaid expenses.....        100     (8,448)    (10,468)    15,827      (55,052)
  Payment of deferred
   real estate
   commissions.........        --         --          --         --       (68,948)
  Deposits.............         99     (6,082)    (56,548)    (8,615)     (53,492)
  Accounts payable.....     (9,679)    24,727     311,457     90,747      528,986
  Accrued payroll--
   related party.......     75,000    105,000      93,750     62,500          --
  Accrued expenses.....      2,156    300,293     274,337     80,707     (326,129)
  Deferred revenue.....        --     265,079    (265,079)  (240,079)     565,000
  Deferred rent........     35,497    (37,204)    (17,246)   (17,246)     119,767
  Interest payable.....     51,917     72,266      75,831     32,766       22,433
                         ---------  ---------  ----------  ---------  -----------
   Net cash (used in)
    provided by
    operating
    activities.........   (673,307)  (222,029)     13,898   (141,651)    (907,508)
                         ---------  ---------  ----------  ---------  -----------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Acquisitions of
  property and
  equipment............    (77,148)  (170,471)   (248,033)    (8,369)  (1,165,526)
 Loan to related
  party................        --         --          --         --       (50,000)
                         ---------  ---------  ----------  ---------  -----------
   Net cash used in
    investing
    activities.........    (77,148)  (170,471)   (248,033)    (8,369)  (1,215,526)
                         ---------  ---------  ----------  ---------  -----------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 Payment of deferred
  financing costs......    (20,000)       --          --         --           --
 Payments on capital
  lease obligations....    (21,113)   (85,261)   (178,352)   (83,222)    (291,403)
 Proceeds from issuance
  of notes/loan
  payable..............    600,000        --      175,000    175,000          --
 Payment of loan
  payable..............        --         --     (175,000)       --           --
 Proceeds from issuance
  of common stock......    100,000    210,000     252,000    100,000          --
 Proceeds from issuance
  of preferred stock...        --         --    3,450,000        --    20,387,203
                         ---------  ---------  ----------  ---------  -----------
   Net cash provided by
    financing
    activities.........    658,887    124,739   3,523,648    191,778   20,095,800
                         ---------  ---------  ----------  ---------  -----------
Net (decrease) increase
 in cash and cash
 equivalents...........    (91,568)  (267,761)  3,289,513     41,758   17,972,766
Cash and cash
 equivalents, beginning
 of year...............    368,458    276,890       9,129      9,129    3,298,642
                         ---------  ---------  ----------  ---------  -----------
Cash and cash
 equivalents, end of
 period................  $ 276,890  $   9,129  $3,298,642  $  50,887  $21,271,408
                         =========  =========  ==========  =========  ===========
SUPPLEMENTAL CASH FLOW
 INFORMATION:
 Interest paid.........  $   8,881  $  33,770  $  107,763  $  39,611  $   125,600
NONCASH FINANCING
 TRANSACTIONS:
 Reduction of note and
  related interest
  payable upon exercise
  of common stock
  warrants.............  $     --   $     --   $      --   $     --   $   822,447
 Reduction of accrued
  expenses upon
  issuance of common
  stock................        --      45,219         --         --       162,958
 Obligations under
  capital leases.......     64,180    385,314     979,096    192,066    1,287,833
 Common stock
  subscription
  receivable...........    210,000    100,000         --     152,000          --
 Preferred stock
  subscription
  receivable...........        --         --      100,000        --           --
 Adjustment of
  redeemable common
  stock................    575,973    182,813     228,516    111,328      394,143

                       See notes to financial statements.

                              CURAGEN CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization--CuraGen Corporation ("CuraGen" or the "Company") is a biotechnology company focusing on the application of genomics to systematic discovery of genes, biological pathways and drug candidates in order to accelerate the discovery and development of the next generation of therapeutic, diagnostic and agricultural products. The Company was incorporated in November 1991 and, until March 1993 (inception), was engaged principally in organizational activities, grant and patent preparation and obtaining financing. In March 1993, the Company began construction of approximately 8,000 square feet of custom laboratory and office space in a leased facility in Branford, Connecticut, and opened its laboratories in July 1993. In March 1997, the Company expanded its custom laboratory and office space into a 26,000 square foot leased facility in New Haven, Connecticut (see
Note 3).

  The Company was in the development stage at December 31, 1995; during the year ended December 31, 1996, the Company completed its development activities, with the signing of its first collaborative research agreement, and commenced its planned principal operations.

  Interim Financial Statements--The unaudited financial statements as of June 30, 1997 and for the six months ended June 30, 1996 and 1997 and related note information have been prepared on a basis consistent with the audited financial statements, and in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the results of the interim periods. The results for the six months ended June 30, 1997 are not necessarily indicative of the results to be expected for the entire year.

  Revenue Recognition--The Company has entered into collaborative research agreements which provide for the partial or complete funding of specified projects in exchange for access to and certain rights in the resultant data discovered under the related project. Revenue is recognized based upon work performed or upon the attainment of certain benchmarks specified in the related agreements (see Note 5). Grant revenue is recognized as related costs qualifying under the terms of the grants are incurred. Grant revenue is derived solely from federal and Connecticut agencies (see Note 8). Deferred revenue arising from payments received from grants and collaborative agreements is recognized as income when earned.

  Cash and Cash Equivalents--The Company considers investments readily convertible to cash and amounts with a maturity of three months or less at the date of purchase to be cash equivalents.

  Property and Equipment--Property and equipment are recorded at cost. Equipment under capital leases is recorded at the lower of the net present value of the minimum lease payments required over the term of the lease or the fair value of the assets at the inception of the lease. Additions, renewals and betterments that significantly extend the life of an asset are capitalized. Minor replacements, maintenance and repairs are charged to operations as incurred. Equipment is depreciated over the estimated useful lives of the related assets, ranging from three to seven years, using the straight-line method. Equipment under capital leases is amortized over the shorter of the estimated useful life or the terms of the lease, using the straight-line method. Leasehold improvements are amortized over the term of the lease, using the straight-line method. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation or amortization are eliminated from the accounts and any resulting gain or loss is reflected in income. For income tax purposes, depreciation is computed using various accelerated methods and, in some cases, different useful lives than those used for financial reporting purposes.

  Deferred Real Estate Commissions--Deferred real estate commissions were paid in January 1997 in connection with the signing of the operating lease in New Haven, Connecticut (see Note 3). These costs are

                              CURAGEN CORPORATION
amortized over the remaining life of the lease as of the date of occupancy, sixty-nine months, using the straight-line method. Accumulated amortization aggregated $2,997 as of June 30, 1997 (unaudited).

  Deferred Financing Costs--Deferred financing costs are amortized over the life of the loan, eighty-four months, using the straight-line method. Accumulated amortization aggregated $5,474, $8,330 and $0 as of December 31, 1995 and 1996 and June 30, 1997 (unaudited), respectively. Related amortization expense was $2,618 for 1994 and $ 2,856 for 1995 and 1996.

  In April 1997, the Company's note payable was converted into common stock (see Notes 4 and 6) and as a result the related deferred financing costs were written off. Amortization expense for the six months ended June 30, 1996 and 1997 (unaudited) was $1,428 and $11,670, respectively.

  Organization Costs--Organization costs are amortized over sixty months, using the straight-line method. Accumulated amortization was $6,000, $8,000 and $9,000 as of December 31, 1995 and 1996 and June 30, 1997 (unaudited), respectively. Related amortization expense was $2,000 for 1994, 1995 and 1996 and $1,000 for the six months ended June 30, 1996 and 1997 (unaudited).

  Patent Application Costs--Costs incurred in filing for patents are charged to operations, until such time as it is determined that the filing will be successful. When it becomes evident with reasonable certainty that an application will be successful, the costs incurred in filing for patents will begin to be capitalized. Capitalized costs related to successful patent applications will be amortized over a period not to exceed twenty years or the remaining life of the patent, whichever is shorter, using the straight-line method. As of December 31, 1994, 1995 and 1996 and June 30, 1997 (unaudited), since all patent applications remain in process and no patents have been issued, all patent application costs have been charged to operations.

  Research and Development Costs--Research and development costs are charged to operations as incurred.

  Stock-Based Compensation--In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), which was effective for the Company beginning January 1, 1996. SFAS 123 requires expanded disclosures of stock-based compensation arrangements with employees and non-employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instruments awarded to employees. Companies are permitted to continue to apply Accounting Principles Board ("APB") No. 25, which recognizes compensation cost based on the intrinsic value of the equity instruments awarded. The Company will continue to apply APB No. 25 to its stock-based compensation awards to employees. For equity instruments awarded to non-employees, the Company records the transactions based upon the consideration received for such awards or the fair value of the equity instruments issued, whichever is more reliably measurable. The Company recorded stock-based compensation expense attributable to non-employees totaling $96,318, $32,879 and $116,989 for the year ended December 31, 1996 and the six months ended June 30, 1996 and 1997 (unaudited), respectively.

  Income Taxes--Income taxes are provided for as required under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). This Statement requires the use of the asset and liability method in determining the tax effect on future years of the "temporary differences" between the tax basis of assets and liabilities and their financial reporting amounts.

  Fair Value of Financial Instruments--Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107"), requires the disclosure of fair value information for certain assets and liabilities, whether or not recorded in the balance sheets, for which it is practicable to estimate

                              CURAGEN CORPORATION
that value. The Company has the following financial instruments: cash, receivables, accounts payable and accrued expenses, and certain long-term liabilities. Additionally, the Company has redeemable common stock (see Note
6). The Company considers the carrying amount of these items, excluding the note payable and the redeemable common stock, to approximate fair value. In addition, it was not practicable to estimate the fair value of the note payable due to a lack of availability of similar instruments for comparative purposes.

  Net Loss Per Share Attributable to Common Stockholders--Net loss per share attributable to common stockholders is based on the weighted average number of shares outstanding for each of the periods presented using the treasury stock method. Pursuant to the rules of the Securities and Exchange Commission, all options and warrants granted at prices less than the initial public offering price during the twelve months preceding the offering date have been included as common stock equivalents in the calculation of weighted average shares outstanding for all periods presented.

  Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), was issued in February 1997, and is effective for periods ending after December 15, 1997. Earlier application is not permitted. SFAS 128 simplifies the standards for computing earnings per share ("EPS") and makes them comparable to international standards for computing EPS. When effective, this statement will replace the presentation of primary EPS with the presentation of basic EPS and will require a dual presentation of basic EPS and diluted EPS on the face of the Statements of Operations. For the Company, basic and diluted EPS under SFAS 128 would have equaled the reported EPS for the years ended December 31, 1994, 1995 and 1996 and for the six month periods ended June 30, 1996 and 1997 (unaudited).

  Pro Forma Net Loss Per Share Attributable to Common Stockholders--At December 31, 1996 and June 30, 1997 (unaudited), pro forma net loss per share attributable to common stockholders and the pro forma weighted average number of shares of common stock outstanding have been presented in the statement of operations assuming the Series A, Series C, Series D, and Series E Preferred Stock (see Note 6) was converted to common stock upon issuance.

  Conversion of Preferred Stock--At June 30, 1997 (unaudited), stockholders' equity has been presented in the balance sheet as if the Series A, Series C, Series D, and Series E Preferred Stock had been converted into common stock on a 1 for 1 basis due to its automatic conversion upon completion of an initial public offering.

  Recently Enacted Pronouncements--Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), and No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"), were issued in June 1997.

  SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as the other financial statements. Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources." It includes all changes in equity during a period, except those resulting from investments by owners and distributions to owners. This statement is effective for fiscal years beginning after December 15, 1997.

  SFAS 131 establishes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997.

                              CURAGEN CORPORATION

  As the Company does not have changes in equity other than from investments by owners and distributions to owners and operates in a single segment the implementation of both of these standards is not expected to have a material effect on the Company.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. PROPERTY AND EQUIPMENT

  Property and equipment consisted of the following:

                                                  DECEMBER 31,
                                               -------------------  JUNE 30,
                                                 1995      1996       1997
                                               -------- ---------- -----------
                                                                   (UNAUDITED)
   Laboratory equipment....................... $169,589 $  351,251 $  627,290
   Leased equipment...........................  505,246  1,432,780  2,720,613
   Leasehold improvements.....................  169,706    205,998  1,003,264
   Office equipment...........................  141,423    171,501    263,723
                                               -------- ---------- ----------
     Total property and equipment.............  985,964  2,161,530  4,614,890
   Less accumulated depreciation and
    amortization..............................  350,792    690,034  1,121,444
                                               -------- ---------- ----------
     Total property and equipment, net........ $635,172 $1,471,496 $3,493,446
                                               ======== ========== ==========

3. LEASES

 Capital Leases

  In April 1997, the Company signed a lease-financing commitment to receive $4,000,000 to purchase equipment and expand its facilities. The lease commitment, which expires on March 15, 1998, provides for a payment term of 48 months per individual lease schedule. In addition, the commitment provides for the issuance to the lessor of two warrants (the "First Warrant" and the "Second Warrant") to purchase shares of the Company's common stock. The First Warrant was issued in April 1997 and entitles the lessor to purchase 11,111 shares of common stock at an exercise price of $9.00 per share. The Second Warrant will be issued when the Company's aggregate equipment cost under the agreement exceeds $2,000,000. The aggregate exercise price for the shares represented by the Second Warrant will be $100,000, and the per share exercise price will be the same price at which the shares of the Company's common stock were sold in the then most recent arm's length equity financing (see Note 10).

  The Company has also entered into other capital lease agreements to finance the purchase of equipment. Leased equipment under all such agreements consisted of the following:

                                                    DECEMBER 31,
                                                 -------------------  JUNE 30,
                                                   1995      1996       1997
                                                 -------- ---------- -----------
                                                                     (UNAUDITED)
   Leased equipment............................. $505,246 $1,432,780 $2,720,613
   Less accumulated amortization................  116,827    338,879    640,172
                                                 -------- ---------- ----------
   Leased equipment, net........................ $388,419 $1,093,901 $2,080,441
                                                 ======== ========== ==========

                              CURAGEN CORPORATION

  The Company financed assets with costs of $64,180, $385,314, and $979,096 for the years ended December 31, 1994, 1995, and 1996, respectively, and $192,066 and $1,287,833 for the six months ended June 30, 1996 and 1997 (unaudited). These arrangements have terms of three to five years with interest rates ranging primarily from 8% to 22%. At the end of the respective lease terms, the Company has the right to either return the equipment to the lessor or purchase the equipment at between $1 and 10% of the fair market value of the equipment.

  The future minimum lease payments under capital lease obligations were as follows:

                                                      DECEMBER 31,  JUNE 30,
                                                          1996        1997
                                                      ------------ -----------
                                                                   (UNAUDITED)
   Within 1 year.....................................  $  547,296  $  947,449
   Within 1 to 2 years...............................     502,137     793,559
   Within 2 to 3 years...............................     245,971     478,449
   Within 3 to 4 years...............................      96,933     423,123
   Within 4 to 5 years...............................      53,946      69,245
                                                       ----------  ----------
   Total minimum lease payments......................   1,446,283   2,711,825
   Less amounts representing interest................     302,198     581,796
                                                       ----------  ----------
   Present value of future minimum lease payments....   1,144,085   2,130,029
   Less current portion of obligations...............     391,923     686,182
                                                       ----------  ----------
   Obligations under capital leases, net of current
    portion..........................................  $  752,162  $1,443,847
                                                       ==========  ==========

 Operating Leases

  On December 27, 1996, the Company entered into a six-year lease agreement for 26,000 square feet to house its principal administrative and research facilities at 555 Long Wharf Drive, New Haven, Connecticut. The lease allows for two five-year extensions and an option to lease an additional 26,000 square feet.


  The future minimum rental payments for the operating lease are as follows as of December 31, 1996:

   YEAR
   ----
   1997.............................................................. $  131,330
   1998..............................................................    469,505
   1999..............................................................    538,453
   2000..............................................................    538,453
   2001..............................................................    538,453
   2002..............................................................    538,453
                                                                      ----------
     Total........................................................... $2,754,647
                                                                      ==========

  The Company also leases its research facilities in Branford, Connecticut, under a lease agreement expiring in May 1998. During 1996, the Company exercised an option to extend the term of the operating lease for one additional two-year term expiring in May 1998. In addition, the Company has an option to extend the term of the operating lease for one subsequent one-year term. The future minimum rental payments for the operating lease as of December 31, 1996 are $100,914 and $42,048 due in fiscal years 1997 and 1998, respectively. Total rent expense under all operating leases for 1994, 1995 and 1996 was approximately $35,500, $44,000 and

                              CURAGEN CORPORATION

$77,200, respectively. In addition, rent expense for the six months ended June 30, 1996 and 1997 (unaudited) totaled $26,745 and $170,524, respectively. There were no significant operating leases entered into during the six months ended June 30, 1997 (unaudited).

4. NOTE PAYABLE

  In February 1994, the Company borrowed $600,000 (the "CII Note") from Connecticut Innovations, Incorporated ("CII"), a Connecticut state agency. The CII Note bears interest at the rate of 10% per annum, and is secured by certain technology and intellectual property of the Company. The principal balance is payable on January 10, 2001. In connection with the CII Note, the Company issued 102,156 shares of common stock to CII (the "CII Stock") and a stock subscription warrant (the "CII Warrant") to purchase 291,875 shares of common stock at an aggregate price equal to CII's Note's original principal balance ($600,000) plus unpaid interest. Both the CII Stock and the CII Warrants were valued at $155,277 and were recorded as original issue discount. Such discount was being amortized over eighty-four months, the term of the loan. The discount was fully amortized upon repayment of the note as discussed below. In April 1997, the CII Warrant was exercised and CII received 291,875 shares of common stock of the Company for consideration of $822,447, which represented full payment of the CII Note totaling $600,000 and unpaid interest of $222,447.

5. COLLABORATIONS

 Genentech, Inc.

  In June 1996, the Company entered into a Pilot Research Services and Evaluation Agreement with Genentech, Inc. pursuant to which the Company performed certain research services for a $200,000 fee. The pilot collaboration was superseded by the Evaluation Agreement, signed December 27, 1996, pursuant to which the Company is performing additional research services during 1997 for a minimum research fee. In connection with the execution of this agreement Genentech made an equity investment of $1,800,000 in the form of 307,167 shares of Series A Convertible Preferred Stock (see Note 6). The Company has recorded revenue of $500,250, which represents 17% of total revenue, under the Evaluation Agreement for the six months ended June 30, 1997 (unaudited). In addition, the entire accounts receivable balance at December 31, 1996 was due from Genentech.

 Pioneer Hi-Bred International, Inc.

  Effective June 1, 1997, the Company entered into a Collaborative Research and License Agreement with Pioneer Hi-Bred whereby the Company is to perform research which will be funded by Pioneer Hi-Bred. In conjunction with the execution of this agreement Pioneer Hi-Bred made an equity investment of $7,500,000 in the form of 1,000,000 shares of Series D Convertible Preferred Stock (see Note 6). In addition, Pioneer Hi-Bred will pay the Company a minimum research fee per year over the term of the agreement which expires in five years. This fee is based upon an established number of CuraGen employees whom will be devoted to the Pioneer Hi-Bred research. Under certain circumstances, as defined in the agreement, Pioneer Hi-Bred can elect to terminate the agreement upon payment of certain termination fees to the Company, as early as November 1998. For the six months ended June 30, 1997 (unaudited), the Company has recorded revenue of $208,333 related to this agreement. In addition, in May 1997, $520,000 (unaudited) was received from Pioneer Hi-Bred for which the related services have not been performed and, therefore, such amount is recorded as deferred revenue at June 30, 1997.

6. STOCKHOLDERS' EQUITY (DEFICIENCY)

 Authorized Capital Stock and Stock Split

  In December 1993, the Board of Directors of the Company (i) increased the authorized shares of common stock of the Company to 20,000,000 shares, (ii) authorized a class of 3,000,000 shares of serial preferred stock,

                              CURAGEN CORPORATION
and (iii) approved a 34,820 for 1 common stock split. In June 1997, the Board of Directors of the Company, upon stockholder approval, increased the authorized shares of common stock of the Company to 25,000,000 and increased the authorized number of shares of serial preferred stock to 7,500,000.

  At December 31, 1996, the Company had reserved 1,329,375 shares of common stock for issuance pursuant to the 1993 Warrants, the Incentive Warrant and the CII Warrant and 1,500,000 shares of common stock for issuance pursuant to the Stock Option and Incentive Award Plan discussed below. At June 30, 1997 (unaudited), the Company has reserved 1,568,866 shares of common stock pursuant to outstanding warrants and 1,500,000 shares of common stock for issuance pursuant to the Stock Option and Incentive Award Plan.

 Common Stock and Warrants to Purchase Common Stock

  During 1993, eight persons advanced an aggregate of $1,008,000 (the "1993 Debt") to the Company to fund certain start-up expenses incurred by, and to provide certain working capital for, the Company. On December 30, 1993, the Company converted the 1993 Debt into 1,008,000 shares of common stock, and issued warrants (the "1993 Warrants") to such persons to purchase an aggregate of 1,122,500 shares of common stock, at an exercise price of $1.00 per share. The 1993 Warrants expire on various dates through December 1, 2000. In December 1994, four 1993 Warrants to purchase an aggregate of 210,000 shares of common stock were exercised for consideration of $210,000. In December 1995, two 1993 Warrants to purchase an aggregate of 100,000 shares of common stock were exercised for $100,000. The proceeds were received in January 1996.

  In December 1993, the Company entered into an agreement, concluded in March 1994, with a scientific advisor to issue for consideration of $100,000 (i) 100,000 shares of common stock, and (ii) a warrant (the "Investor Warrant") to purchase 125,000 shares of common stock, at an exercise price of $1.52 per share. In March 1996, the Investor Warrant to purchase 100,000 shares of common stock was exercised for consideration of $152,000. The remainder of the Investor Warrant expired in March 1996.

  During February 1994, in connection with the CII Note (see Note 4), the Company issued 102,156 shares of common stock to CII (the "CII Stock") and a stock subscription warrant (the "CII Warrant") to purchase 291,875 shares of common stock at an aggregate price equal to the CII Note's original principal balance ($600,000) plus any unpaid interest. Both the CII Stock and CII Warrants were valued at $155,277. In April 1997, the CII Warrant was exercised and CII received 291,875 shares of common stock of the Company for consideration of $822,447, which represented full payment of the CII note totaling $600,000 and unpaid interest of $222,447. The Company has the right to purchase (the "Call Right") the CII Stock and the CII Warrant from CII (i) after June 30, 1996, for the greater of (a) the fair market value of the CII Stock and the CII Warrant or (b) $600,000 plus a compounded annual rate of return of 30%, if certain levels of capital are raised, or (ii) after February 10, 1999, for the greater of (a) the fair market value of the CII Stock and the CII Warrant, or (b) $600,000, plus a compounded annual rate of return from the date of the note of 25%. Further, CII has the right to sell (the "Put Right") the CII Stock and the CII Warrant to the Company (i) at any time until February 10, 2004, in the event that the Company failed to maintain a Connecticut presence, for the greater of (a) the fair market or book value of the CII Stock and the CII Warrant, or (b) $600,000, plus a compounded annual rate of return from the date of the note of 40%, or (ii) at any time in the event that the Company violates certain covenants or a default occurs under the CII documents, or at any time after February 10, 1999, for the greater of
(a) the fair market value of the CII Stock and the CII Warrant or (b) $600,000, plus a compounded annual rate of return from the date of the note of 25%. Given the redemption features in place, the Company has classified the stock as redeemable common stock in the balance sheet. The carrying value of the redeemable common stock has been adjusted through charges to additional paid-in capital to amounts approximating the redemption value pursuant to the Put Right.

  In March 1997, the Company also issued shares of 17,073 and 22,673 for a total value of $70,000 and $92,958, respectively, for the settlement of outstanding accrued expense balances with two separate entities.

                              CURAGEN CORPORATION

 Stock Options

  In December 1993, the Company adopted a Stock Option and Incentive Award Plan (the "Option Plan"), which enables the Company to grant non-qualified and incentive stock options to purchase up to 1,500,000 shares of common stock to officers, directors, advisors, employees, and affiliates of the Company. At December 31, 1996, under the Option Plan, the Company had 541,550 options outstanding and an additional 958,450 available for grant. At June 30, 1997 (unaudited), the Company had 720,800 options outstanding under the Option Plan and an additional 779,200 available for grant. In addition to the stock options granted under the Option Plan, the Company has granted 456,000 and 570,000 non-qualified stock options at December 31, 1996 and June 30, 1997 (unaudited), respectively, which are not part of a specific plan. No stock options have been exercised.

  A summary of all stock option activity during the years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1997 (unaudited) is as follows:

                                                                     WEIGHTED
                                                        NUMBER       AVERAGE
                                                       OF SHARES  EXERCISE PRICE
                                                       ---------  --------------
   Outstanding January 1, 1994........................   223,000      $1.00
     Granted..........................................   107,500       1.68
     Canceled or lapsed...............................    (9,000)      1.52
                                                       ---------
   Outstanding December 31, 1994......................   321,500       1.21
     Granted..........................................   452,000       2.00
     Canceled or lapsed...............................   (32,500)      1.00
                                                       ---------
   Outstanding December 31, 1995......................   741,000       1.70
     Granted..........................................   269,550       3.16
     Canceled or lapsed...............................   (13,000)      3.00
                                                       ---------
   Outstanding December 31, 1996......................   997,550       2.08
     Granted (unaudited)..............................   298,250       4.53
     Canceled or lapsed (unaudited)...................    (5,000)      2.20
                                                       ---------
   Outstanding June 30, 1997 (unaudited).............. 1,290,800       2.66
                                                       =========
   Exercisable December 31, 1994......................   193,083       1.19
                                                       =========
   Exercisable December 31, 1995......................   282,450       1.30
                                                       =========
   Exercisable December 31, 1996......................   408,832       1.58
                                                       =========
   Exercisable June 30, 1997 (unaudited)..............   527,408       1.76
                                                       =========

                              CURAGEN CORPORATION

  The following table summarizes information about stock options at December 31, 1996:

                                                   WEIGHTED
                           NUMBER OF               AVERAGE                  WEIGHTED
      RANGE OF              OPTIONS              CONTRACTUAL                AVERAGE
   EXERCISE PRICES        OUTSTANDING                LIFE                EXERCISE PRICE
   ---------------        -----------           --------------           --------------
   $1.00--$2.50             736,000                 8 years                  $1.70
    3.00--4.10              261,550               9.5 years                   3.16
                            -------
                            997,550               8.5 years                   2.08
                            =======
                                                   WEIGHTED
                                                   AVERAGE
                           NUMBER OF            EXERCISE PRICE
      RANGE OF              OPTIONS               OF OPTIONS
   EXERCISE PRICES        EXERCISABLE            EXERCISABLE
   ---------------        -----------           --------------
   $1.00--$2.50             406,166                   $1.58
    3.00--4.10                2,666                    3.00
                            -------
                            408,832                    1.58
                            =======

  Had compensation cost for the Company's stock option plans been determined in accordance with the minimum value method for non-public companies as prescribed under SFAS 123, the Company's net loss attributable to common stockholders and net loss per share attributable to common stockholders would have approximated the pro forma amounts shown below for each of the years ended December 31, 1995 and 1996 and six months ended June 30, 1997 (unaudited):

                                      DECEMBER 31,                    JUNE 30,
                          ------------------------------------- ---------------------
                                 1995               1996                1997
                          ------------------ ------------------ ---------------------
                             AS                 AS                  AS
                          REPORTED PRO FORMA REPORTED PRO FORMA  REPORTED  PRO FORMA
                          -------- --------- -------- --------- ---------- ----------
                                                                     (UNAUDITED)
Net loss attributable to
 common stockholders....  $940,744 $974,239  $413,265 $492,540  $1,687,402 $1,754,206
Net loss per share
 attributable to common
 stockholders...........  $   0.16 $   0.17  $   0.07 $   0.08  $     0.22 $     0.23

  The assumptions utilized by the Company in deriving the pro forma amounts are as follows: 1) 0% dividend yield, 2) .1% expected volatility, 3) risk-free interest rate of approximately 6%, and 4) expected life of the options of 10 years. The weighted average grant date fair value of options granted during the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997 (unaudited) was approximately $0.58 per share, $1.16 per share, and $1.36 per share, respectively.

 Preferred Stock

  The Company received aggregate consideration of $1,750,000 from five persons as subscriptions for the purchase of 175,000 shares of Series B Redeemable Preferred Stock. In September 1996, October 1996 and January 1997, the Company received proceeds of $1,600,000, $50,000 and $100,000, respectively. The Series B Preferred Stock is non-convertible and accrues dividends at the prime rate. Dividends are payable when declared by the board of directors. Dividends in arrears at December 31, 1996 and June 30, 1997 (unaudited) were $36,094 and $109,375, respectively. At any time the Company may redeem the Series B Preferred Stock for an aggregate purchase price of $1,750,000 plus accrued dividends and dividends in arrears. If the Company

                              CURAGEN CORPORATION
enters into certain qualified equity financings subsequent to the Series B issuance, as defined in the agreement, the Company will be required, if requested by all of the holders of the Series B Preferred Stock, to redeem such shares at an aggregate redemption price of $1,750,000 plus accrued dividends and dividends in arrears. Such terms have not been met at June 30, 1997 (unaudited). In addition, holders of the Series B Preferred Stock received 5 year warrants to purchase an aggregate of 358,361 shares of Common Stock at $5.86 per share, which warrants expire on March 27, 2002. Such warrants were valued at $376,334. The value of such warrants is being accreted over the warrant period and such accretion is classified as preferred dividends. For the year ended December 31, 1996 and six months ended June 30, 1997 (unaudited) such accretion amounted to $17,106 and $34,212, respectively. At June 30, 1997 (unaudited) the Series B Preferred Stock has a liquidation preference of $1,859,375.

  In December 1996, in connection with the Genentech Evaluation Agreement (see
Note 5), Genentech, Inc. purchased 307,167 shares of Series A Preferred Stock for $1,800,000, or $5.86 per share. At any time the holders of such stock may convert their shares to common stock on a 1 for 1 basis. The Series A Preferred Stock is automatically convertible to common stock on a 1 for 1 basis upon the closing of a firm commitment underwritten public offering of the Company's common stock subject to the offering price being at least $12.00 per share and net proceeds raised of at least $10,000,000. The Series A Preferred Stock has a liquidation preference of $1,800,000.

  In March 1997, the Company issued 2,011,468 shares of convertible Series C Preferred Stock for an aggregate purchase price of $11,787,202. At any time the holders of such stock may convert their shares to common stock on a 1 for 1 basis. The Series C Preferred Stock is automatically convertible to common stock on a 1 for 1 basis upon the closing of a firm commitment underwritten public offering of the Company's common stock subject to the offering price being at least $12.00 per share and net proceeds raised of at least $10,000,000. In addition, three year warrants were issued to certain purchasers of the Series C Preferred Stock to purchase an aggregate of 366,894 shares of Common Stock at an exercise price of $9.00 per share. Such warrants were valued at $0 upon issuance. The Series C Preferred Stock has a liquidation preference of $11,787,202.

  In May 1997, as a result of the Pioneer Hi-Bred Agreement (see Note 5), the Company issued 1,000,000 shares of Series D Convertible Preferred Stock, for an aggregate purchase price of $7,500,000 (unaudited). At any time the holders of such stock may convert their shares to common stock on a 1 for 1 basis. The Series D Preferred Stock is automatically convertible to common stock on a 1 for 1 basis upon the closing of a firm commitment underwritten public offering of the Company's common stock subject to the offering price being at least $12.00 per share and net proceeds raised of at least $10,000,000. The Series D Preferred Stock has a liquidation preference of $7,500,000 (unaudited).

  In June 1997, the Company issued 100,000 shares of Series E Convertible Preferred Stock for an aggregate purchase price of $1,000,001 (unaudited). At any time the holders of such stock may convert their shares to common stock on a 1 for 1 basis. The Series E Preferred Stock is automatically convertible to common stock on a 1 for 1 basis upon the closing of a firm commitment underwritten public offering of the Company's common stock subject to the offering price being at least $12.00 per share and net proceeds raised of at least $10,000,000. The Series E Preferred Stock has a liquidation preference of $1,000,001 (unaudited).

                              CURAGEN CORPORATION

7. INCOME TAXES

  The net deferred tax assets consisted of:

                                               DECEMBER 31,
                                          ------------------------   JUNE 30,
                                             1995         1996         1997
                                          -----------  -----------  -----------
                                                                    (UNAUDITED)
   Total deferred tax assets............. $ 1,229,000  $ 1,689,000  $ 2,910,000
   Valuation allowance...................  (1,229,000)  (1,689,000)  (2,910,000)
                                          -----------  -----------  -----------
     Total............................... $       --   $       --   $       --
                                          ===========  ===========  ===========

  The deferred tax assets are primarily a result of the federal and Connecticut net operating loss carryforwards and timing differences relating to accrued payroll and depreciation and amortization. As the Company has no prior earnings history, a valuation allowance has been established due to the Company's uncertainty in its ability to benefit from the federal and Connecticut net operating loss carryforwards. The change in the valuation allowance was $375,000, $623,000, $460,000, and $1,221,000 for the years ended December 31,
1994, 1995 and 1996 and the six months ended June 30, 1997 (unaudited), respectively.

  At December 31, 1996 and June 30, 1997 (unaudited), the Company has federal and Connecticut net operating loss carryforwards for income tax purposes of approximately $2,299,000 and $4,043,000, respectively. federal and Connecticut net operating loss carryforwards expire beginning in 2008 and 1998, respectively. The Company also has federal and Connecticut research and development tax credit carryforwards of approximately $191,000 and $387,000, respectively at December 31, 1996 and $330,000 and $760,000, respectively at June 30, 1997 (unaudited).

8. GRANTS

  The Company has received federal grants for specific purposes that are subject to review and audit by the grantor agencies. Such audits could lead to requests for reimbursement by the grantor agency for any expenditures disallowed under the terms of the grant. Additionally, any noncompliance with the terms of the grant could lead to loss of current or future awards.

  During 1995, the Company received two grants from CII in the amounts of $450,000 and $237,500. Under certain circumstances, such as if the Company were to cease to have a Connecticut presence, the Company could be required to repay up to 200% of these amounts.

  In March 1997, the Company was awarded by the Advanced Technology Program ("ATP") of the U.S. Department of Commerce's National Institute of Standards and Technology a grant in the amount of $2,000,000, payable over a period of two years, through March 1999. This is the Company's third such grant from the ATP.

9. RELATED PARTIES

  The Chief Executive Officer of the Company has elected to defer payment of a portion of his salary to future periods on an interest free basis. This amount has been recorded as accrued payroll--related party as of December 31, 1995 and 1996, and June 30, 1997 (unaudited).

  In March 1997, the Company loaned one of its officers $50,000 (unaudited). The term of the note receivable--related party is 4 years and the note bears interest at 8% per annum. The note will automatically be forgiven upon consummation of an initial public offering if certain net proceed amounts are received by the Company, as defined in the agreement.

                              CURAGEN CORPORATION

10. SUBSEQUENT EVENTS

  In September 1997, the Second Warrant (see Note 3) was issued. The aggregate exercise price for the shares represented by the Second Warrant is $100,000 (unaudited); 10,000 shares at an exercise price of $10.00 per share.

  In September 1997, the Company agreed to loan one of its officers $50,000 (unaudited) with a term of 17 months bearing interest at 8% per annum. If this officer remains an employee through the maturity date, the loan will be extended contingent upon continued employment. This note will be forgiven if such officer remains an employee through September 2001.

  In October 1997, the Company entered into an agreement with CII whereby, among other things, the Call Right and Put Right with respect to the CII Stock, as defined in Note 6, will be terminated when the Company's Form S-1 Registration Statement becomes effective.

                                  * * * * * *

                [ADD COMPANY'S LOGO FOR OUTSIDE BACK COVER PAGE]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered. All amounts are estimated except the registration fee.

      Commission Registration Fee........................................ $
      NASD filing fee....................................................
      Nasdaq National Market listing fee.................................
      Printing and engraving expenses....................................
      Legal fees and expenses............................................
      Accounting fees and expenses.......................................
      Blue sky fees and expenses (including legal fees)..................
      Transfer agent and registrar fees and expenses.....................
      Miscellaneous......................................................
                                                                          -----
        TOTAL............................................................ $
                                                                          =====

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The amendment and restatement of the Company's Certificate of Incorporation (the "Restated Certificate") provides that the Company shall indemnify to the fullest extent authorized by the Delaware General Corporation Law ("DGCL"), each person who is involved in any litigation or other proceeding because such person is or was a director or officer of the Company or is or was serving as an officer or director of another entity at the request of the Company, against all expense, loss or liability reasonably incurred or suffered in connection therewith. The Restated Certificate provides that the right to indemnification includes the right to be paid expenses incurred in defending any proceeding in advance of its final disposition; provided, however, that such advance payment will only be made upon delivery to the Company of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director is not entitled to indemnification. If the Company does not pay a proper claim for indemnification in full within 60 days after a written claim for such indemnification is received by the Company, the Restated Certificate and Restated Bylaws authorize the claimant to bring an action against the Company and prescribe what constitutes a defense to such action.

  Section 145 of the DGCL permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be made only for expenses, actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit, if such person acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

  Pursuant to Section 102(b)(7) of the DGCL, Article Tenth of the Restated Certificate eliminates the liability of a director or the corporation or its stockholders for monetary damages for such breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) from any transaction from which the director derived an improper personal benefit.

  The Company has obtained primary and excess insurance policies insuring the directors and officers of the Company against certain liabilities that they may incur in their capacity as directors and officers. Under such policies, the insurers, on behalf of the Company, may also pay amounts for which the Company has granted indemnification to the directors or officers.

  Additionally, reference is made to the Underwriting Agreement filed as
Exhibit 1.1 hereto, which provides for indemnification by the Underwriters of the Company, its directors and officers who sign the Registration Statement and persons who control the Company, under certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  In the three years preceding the filing of this Registration Statement, the Company has sold the following securities that were not registered under the Securities Act.

 (a) Issuances of Capital Stock.

  On February 14, 1995, the Company sold an aggregate of 260,000 shares of its Common Stock to five investors at $1.00 per share in exchange for payments of an aggregate of $260,000 by such investors upon the exercise of warrants to purchase Common Stock.

  On May 9, 1995, the Company issued an aggregate of 19,575 shares of its Common Stock to two investors in exchange for financial advisory services rendered by such investors to the Company having a value of $45,218.75.

  On December 29, 1995, the Company sold an aggregate of 100,000 shares of its Common Stock to two investors at $1.00 per share in exchange for payments of an aggregate of $100,000 by such investors upon the exercise of warrants to purchase Common Stock.

  On March 30, 1996, the Company sold 100,000 shares of its Common Stock to one investor at $1.52 per share in exchange for payment of $152,000 by such investor upon the exercise of a warrant to purchase Common Stock.

  On December 27, 1996, the Company sold 307,167 shares of its Series A Convertible Preferred Stock at a purchase price of $5.86 per share to Genentech, Inc. in a private placement for $1,800,000.

  In March 1997, the Company issued 17,073 and 22,673 shares of its Common Stock to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. and Pennie & Edmonds LLP, respectively, at $4.10 per share in exchange for legal services rendered on behalf of the Company and having an aggregate value of $162,958.60.

  On March 27, 1997, the Company sold an aggregate of 175,000 shares of its Series B Redeemable Preferred Stock at a purchase price of $10.00 per share to five investors in a private placement for $1,750,000 in cash. In connection with this private placement, the Company issued five-year warrants to purchase 358,361 shares of Common Stock at an exercise price of $5.86 per share.

  On March 27, 1997, the Company sold an aggregate of 2,011,468 shares of its Series C Convertible Preferred Stock at a purchase price of $5.86 per share to eleven investors in a private placement for $11,787,202.48. In connection with this private placement, the Company also issued three-year warrants to purchase 366,894 shares of Common Stock at an exercise price of $9.00 per share to two investors who each purchased 1,706,485 and 127,986 shares of Series C Convertible Preferred Stock, respectively.

  On April 10, 1997, the Company sold 291,875 shares of its Common Stock to Connecticut Innovations Incorporated in exchange for the cancellation of a $600,000 principal amount promissory note (plus accrued interest thereon) upon the exercise of a warrant to purchase Common Stock.

  On May 16, 1997, the Company sold 1,000,000 shares of its Series D Convertible Preferred Stock at a purchase price of $7.50 per share to Pioneer Hi-Bred International, Inc. in a private placement for $7,500,000.

  On June 25, 1997, the Company sold 100,000 shares of its Series E Convertible Preferred Stock at a purchase price of $10.00 per share to Biogen, Inc. in a private placement for $1,000,000.

  (b) Certain Grants and Exercises of Stock Options.

  Pursuant to the 1993 Stock Option and Incentive Award Plan (the "1993 Stock Plan"), the Company has granted options to purchase an aggregate of 1,053,800 shares of Common Stock, of which options to purchase an aggregate of 339,461 shares of Common Stock are exercisable at a weighted average exercise price of $3.23 per share. As of October 1, 1997, no options pursuant to the foregoing have been exercised.

  In addition to the options granted under the 1993 Stock Plan the Company has issued options to purchase an aggregate of 570,000 shares of Common Stock pursuant to individual agreements with Company employees and consultants, of which options to purchase an aggregate of 345,750 shares of Common Stock are exercisable at a weighted average exercise price of $1.31 per share. As of October 1, 1997, no options pursuant to the foregoing have been exercised.

  No underwriters were involved in the foregoing offers and sales of securities. Such offers and sales were made in reliance upon an exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering or the rules and regulations thereunder, or, in the case of options to purchase Common Stock, Rule 701 under the Securities Act. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

 (a) Exhibits

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
   *1.1  Form of Underwriting Agreement
    3.1  Amended and Restated Certificate of Incorporation of the Registrant
   *3.2  Form of Amended and Restated Certificate of Incorporation of the
         Registrant
    3.3  Amended and Restated Bylaws of the Registrant
   *3.4  Form of Amended and Restated Bylaws of the Registrant
    4.1  Article Fourth of the Amended and Restated Certificate of
         Incorporation of the Registrant (see Exhibit 3.1)
   *4.2  Form of Common Stock Certificate
   *5.1  Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. with respect to the legality of the securities being registered
   10.1  Lease Agreement (New Haven), dated December 23, 1996, between the
         Registrant and Fusco Harbour Associates, LLC
   10.2  Standard Form of Office Lease, as amended (Branford), dated February
         11, 1993 and April 26, 1996, between the Registrant and Branford
         Office Venture
   10.3  Sid Martin Biotechnology Development Institute Incubator License
         Agreement, dated July 15, 1997, between the Registrant and the
         University of Florida Research Foundation, Inc.
  *10.4  1997 Employee, Director and Consultant Stock Plan
   10.5  1993 Stock Option and Incentive Award Plan
   10.6  Amendment to 1993 Stock Option and Incentive Plan, dated May 12, 1997
   10.7  Employment Letter, dated February 20, 1997, between the Registrant and
         Gregory T. Went, Ph.D.
   10.8  Employment Letter, dated July 18, 1997, between the Registrant and
         David M. Wurzer
   10.9  Employment Letter, dated August 21, 1997, between the Registrant and
         Peter A. Fuller, Ph.D.

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  10.10  Employment Letter, dated August 22, 1997, between the Registrant and
         Stephen F. Kingsmore, M.B., Ch.B.
 +10.11  Option and Exclusive License Agreement, dated October 4, 1996, between the Registrant and Wisconsin Alumni Research Foundation
 +10.12  Standard Non-Exclusive License Agreement--Brumley, dated July 1, 1996, between the Registrant and Wisconsin Alumni Research Foundation
 +10.13  Collaborative Research and License Agreement, dated May 16, 1997, between the Registrant and Pioneer Hi-Bred International, Inc.
  11.1   Schedule of Computation of Net Loss Per Share
  21.1   Subsidiaries of the Registrant
  23.1   Consent of Deloitte & Touche LLP
  23.2   Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
         (included in Exhibit 5.1)
  23.3   Consent of Pennie & Edmonds LLP
 #24.1   Power of Attorney
  27.1   Financial Data Schedule

--------
*  To be filed by amendment.
+ Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Commission.
#  As filed in Part II of this Registration Statement

 (b) Financial Statement Schedules

  All schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding), is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned registrant hereby undertakes to provide to the Underwriters at the Closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BOSTON, MASSACHUSETTS ON THIS 15TH DAY OF OCTOBER, 1997.

                                          CuraGen Corporation (Registrant)

                                                 /s/ Jonathan M. Rothberg
                                          By: _________________________________
                                                 JONATHAN M. ROTHBERGCHIEF
                                               EXECUTIVE OFFICER, PRESIDENT
                                                 ANDCHAIRMAN OF THE BOARD

  Each person whose signature appears below constitutes and appoints Jonathan
M. Rothberg and Gregory T. Went, and each of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

      /s/ Jonathan M. Rothberg         Chief Executive           October 15,
-------------------------------------   Officer, President           1997
        JONATHAN M. ROTHBERG            and Chairman of the
                                        Board (principal
                                        executive officer)

         /s/ Gregory T. Went           Executive Vice            October 15,
-------------------------------------   President and a              1997
           GREGORY T. WENT              Director

         /s/ David M. Wurzer           Executive Vice            October 15,
-------------------------------------   President,                   1997
           DAVID M. WURZER              Treasurer and Chief
                                        Financial Officer
                                        (principal
                                        financial and
                                        accounting officer)

     /s/ Vincent T. DeVita, M.D.       Director                  October 15,
-------------------------------------                                1997
       VINCENT T. DEVITA, M.D.

                                 EXHIBIT INDEX

 EXHIBIT NO. DESCRIPTION
 ----------- -----------
    *1.1     Form of Underwriting Agreement
     3.1     Amended and Restated Certificate of Incorporation of the
             Registrant
    *3.2     Form of Amended and Restated Certificate of Incorporation of the
             Registrant
     3.3     Amended and Restated Bylaws of the Registrant
    *3.4     Form of Amended and Restated Bylaws of the Registrant
     4.1     Article Fourth of the Amended and Restated Certificate of
             Incorporation of the Registrant (see Exhibit 3.1)
    *4.2     Form of Common Stock Certificate
    *5.1     Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
             with respect to the legality of the securities being registered
    10.1     Lease Agreement (New Haven), dated December 23, 1996, between the
             Registrant and Fusco Harbour Associates, LLC
    10.2     Standard Form of Office Lease, as amended (Branford), dated
             February 11, 1993 and April 26, 1996, between the Registrant and
             Branford Office Venture
    10.3     Sid Martin Biotechnology Development Institute Incubator License
             Agreement, dated July 15, 1997, between the Registrant and the
             University of Florida Research Foundation, Inc.
   *10.4     1997 Employee, Director and Consultant Stock Plan
    10.5     1993 Stock Option and Incentive Award Plan
    10.6     Amendment to 1993 Stock Option and Incentive Plan, dated May 12,
             1997
    10.7     Employment Letter, dated February 20, 1997, between the Registrant and Gregory T. Went, Ph.D.
    10.8     Employment Letter, dated July 18, 1997, between the Registrant and
             David M. Wurzer
    10.9     Employment Letter, dated August 21, 1997, between the Registrant and Peter A. Fuller, Ph.D.
    10.10    Employment Letter, dated August 22, 1997, between the Registrant and Stephen F. Kingsmore, M.B., Ch.B.
   +10.11    Option and Exclusive License Agreement, dated October 4, 1996, between the Registrant and Wisconsin Alumni Research Foundation
   +10.12    Standard Non-Exclusive License Agreement--Brumley, dated July 1,
             1996, between the Registrant and Wisconsin Alumni Research
             Foundation
   +10.13    Collaborative Research and License Agreement, dated May 16, 1997, between the Registrant and Pioneer Hi-Bred International, Inc.
    11.1     Schedule of Computation of Net Loss Per Share
    21.1     Subsidiaries of the Registrant
    23.1     Consent of Deloitte & Touche LLP
    23.2     Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
             (included in Exhibit 5.1)
    23.3     Consent of Pennie & Edmonds LLP
   #24.1     Power of Attorney
    27.1     Financial Data Schedule

--------
*  To be filed by amendment.
+ Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Commission.
#  As filed in Part II of this Registration Statement